2012 Annual Report



A POWERFUL COMBINATION

EATON

Powering Business Worldwide

COMBINING OUR STRENGTHS. ACCELERATING OUR GROWTH.

EATON Powering Business Worldwide	COOPER
$16 BILLION IN SALES*	$5.4 BILLION IN SALES*
74,000 EMPLOYEES WORLDWIDE	29,000 EMPLOYEES WORLDWIDE
150+ COUNTRIES	100+ COUNTRIES
1911 YEAR FOUNDED	1833 YEAR FOUNDED
8,794 PATENTS	2,075 PATENTS

*2011 net sales

Eaton is a diversified power management company providing energy-efficient solutions that help our customers effectively manage electrical, hydraulic and mechanical power. With 2012 sales of $16.3 billion, Eaton is a global technology leader in electrical products, systems and services for power quality, distribution and control, power transmission, lighting and wiring products; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton acquired Cooper Industries plc in 2012. Eaton has approximately 103,000 employees and sells products to customers in more than 175 countries. For more information, visit www.eaton.com.

EATON + COOPER

Eaton's electrical business has long been a pioneer in power management with a focus on power distribution for utilities, residential and non-residential construction; power quality for data centers and IT markets; and electrical control for machine builders and the factory floor. Our service business delivers energy-efficient solutions to a wide range of energy users.

For 180 years, Cooper has been a leader in providing world-class electrical and safety products for industrial, utility, commercial and residential markets. Its systems engineering division helped pioneer major breakthroughs in electrical distribution and safety.

With the acquisition of Cooper, the largest in our 101 year history, we are beginning a new era of accelerated growth and change at Eaton. This is a transformative step. By bringing together two exceptional companies, both with extraordinary talent, we are creating a power management powerhouse and are positioning ourselves for even greater success today and well into the future.



TOGETHER, MORE POWERFUL

2012 Financial Highlights


NET SALES
(Billions of dollars)
$15.4
$11.9
$13.7
$16.0
$16.3
2008
2009
2010
2011
2012


OPERATING EARNINGS PER ORDINARY SHARE (Dollars per share)
$3.42
$1.30
$2.81
$3.96
$3.94
2008
2009
2010
2011
2012


CASH FLOW FROM OPERATIONS
(Billions of dollars)
$1.44
$1.41
$1.28
$1.25
$1.66
2008
2009
2010
2011
2012


NET-DEBT-TO-TOTAL-CAPITAL RATIO (Percentage)
37.2%
28.4%
23.7%
26.5%
39.2%
2008
2009
2010
2011
2012

	AS REPORTED		AS ADJUSTED ON AN OPERATING BASIS*	
	2012	2011	**2012**	2011
(In millions except for per share data)				
Net sales	$16,311	$16,049	$16,311	$16,049
Income before income taxes	1,251	1,553	1,473	1,567
Net income	$ 1,220	$ 1,352	$ 1,387	$ 1,362
Less net income for noncontrolling interests	(3)	(2)	(3)	(2)
Net income attributable to Eaton ordinary shareholders	$ 1,217	$ 1,350	$ 1,384	$ 1,360
Net income per ordinary share–diluted	$ 3.46	$ 3.93	$ 3.94	$ 3.96
Weighted-average number of ordinary shares outstanding–diluted	350.9	342.8		
Cash dividends declared per ordinary share	$ 1.52	$ 1.36		
Total assets	$ 35,848	$17,873		
Total debt	10,833	3,773		
Eaton shareholders' equity	15,086	7,469		

*Results on an "operating basis" exclude pretax charges for acquisition integration charges and transaction costs of $222 in 2012 ($167 after-tax, or $0.48 per ordinary share) and $14 in 2011 ($10 after-tax, or $0.03 per ordinary share).


COMPANY STOCK PERFORMANCE
Eaton
S&P 500 Index
$500
$400
$300
$200
$100
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

The above graph compares the cumulative total return to shareholders for Eaton and the S&P 500 Index on an initial $100 investment over the time period 2000 through 2012. The shareholder returns reflected on the graph assume dividends were reinvested as of the ex-dividend date.

A TRANSFORMATIONAL YEAR

In times of economic uncertainty around the world, many people and organizations begin to hesitate and make themselves victims of forces they consider beyond their control. At Eaton, we have chosen instead to move forward with confidence and purpose—and to create our own growth.



To Our Shareholders:

Just two years ago, we celebrated our 100th anniversary, paying tribute to generations of employees whose relentless ingenuity and passionate spirit have made Eaton one of the world's leading power management companies. Over that proud history, we demonstrated time and again that the only way to succeed is to maintain a bold course regardless of economic conditions, and to continuously transform our business to adapt to changing markets and customer needs.

During 2012, we sustained that strategy by acquiring Cooper Industries plc, a company with a heritage that is as rich as our own—and a history of accomplishments that dates back even further. The $13 billion acquisition—the largest we've ever accomplished—is a transformational milestone that expands the electrical solutions we can offer to customers, strengthens our capabilities in growing market segments (including oil and gas, mining, data centers and utilities) and increases our presence in key geographic regions.

I'm pleased to welcome Cooper's shareholders and employees with this letter, and we've dedicated this year's annual report to exploring the myriad opportunities that our combined businesses have already begun to pursue. Together, we truly do make a "powerful combination"—a combination that I'm confident will continue to transform our business in many ways for years to come.

Delivering strong returns in a soft economy

While 2012 began with great promise, global economies sputtered during the second half of the year, deflating many of our end markets. In fact, our end markets shrank by 5 percent during the fourth quarter—more than twice the decline we expected. Despite this weakness, we continued to post solid financial results and deliver strong returns to Eaton's shareholders. Among the year's financial and operating highlights (including one month of results from the Cooper acquisition, which we closed on November 30):

- We posted record sales of $16.3 billion, up 2 percent from 2011.
- Net income per share fell 12 percent to $3.46, due in large part to acquisition, integration and restructuring costs incurred during the year.
- We generated $1.7 billion in cash from operations and increased our dividend by 12 percent.
- We contributed $413 million to our pension plans, strengthening our balance sheet.
- We completed five acquisitions: three new electrical businesses (Cooper, Rolec Comercial e Industrial S.A. and Gycom's low-voltage power distribution business) and two new hydraulics businesses (Polimer Kauçuk Sanayi ve Pazarlama A.Ş., which manufactures hoses under the SEL brand, and Jeil Hydraulics Co. Ltd.).

EATON 2000

$8.3

BILLION SALES



10%
10%
2000 sales
by final destination
80%
U.S.
International Developed
International Emerging



19%
8%
18%
26%
29%
2000 sales
by business segment
Electrical
Hydraulics
Aerospace
Truck
Automotive

EATON 2012

$16.3

BILLION SALES



28%
24%
48%
2012 sales
by final destination
U.S.
International Developed
International Emerging



18%
11%
14%
10%
47%
2012 sales
by business segment
Electrical
Hydraulics
Aerospace
Truck
Automotive

EATON 2012

(PRO FORMA)

$21.8

BILLION SALES



27%
23%
50%
2012 sales
by final destination
U.S.
International Developed
International Emerging



14%
8%
11%
7%
60%
2012 sales
by business segment
Electrical
Hydraulics
Aerospace
Truck
Automotive

Eaton is a significantly larger—and far different—company today than we were only 12 years ago, driven by the strong growth of our electrical, hydraulics and aerospace businesses and our rapid expansion around the world.


Together, these businesses will now generate more than 80 percent of our revenues.

- We strengthened our commitment to sustainability leadership by reducing our greenhouse gas emissions, waste to landfill and water consumption, while expanding our efforts to build better, safer and stronger workplaces and communities.
- We launched a global "Zero Incident Safety Culture" to further engage our employees and to strengthen our safety process, reducing our number of severe injuries by 17 percent from the previous year.
- Ninety-six percent of our workforce participated in our global employee survey, demonstrating continued strong employee engagement.

Our stock attained new record highs during 2012. For the year, the value of Eaton shares (including quarterly dividends) increased by 29 percent compared to gains of 10 percent for the Dow Jones industrial average, 16 percent for the S&P 500 and 17 percent for the Nasdaq composite index. Since 2000, Eaton stock has delivered a strong 14 percent compounded annual total shareholder return.

As part of our acquisition of Cooper, we reincorporated our company in Ireland. Eaton continues to trade on the New York Stock Exchange under the ticker symbol "ETN."

Maintaining a balanced business strategy

Eaton is a significantly larger—and far different—company today than we were only 12 years ago, driven by the strong growth of our electrical, hydraulics and aerospace businesses (see pie charts on page 4). Since 2000, revenues from these businesses have nearly tripled, while revenues from our vehicle businesses are up just under 10 percent.

Our acquisition of Cooper accelerates that evolution, establishing Eaton as one of the world's largest electrical companies. Renowned Cooper franchises such as Crouse-Hinds and Bussmann fortify our expertise and expand our powerhouse portfolio of electrical product lines that now includes Cutler-Hammer, Holec, Powerware, Moeller, Phoenixtec, McGraw-Edison, Kyle, Halo and many more.

As a result, we believe we've never been better positioned to focus our efforts on attractive growth opportunities while maintaining a strategically diversified mix of businesses. Going forward, we estimate:

- Our electrical business will generate approximately 60 percent of our annual sales, compared to only 29 percent in 2000.
- More than 80 percent of our annual sales will be generated by our combined electrical, hydraulics and aerospace businesses with the balance of our sales generated by our vehicle business.
- Half of our revenues will be generated outside of the U.S.—compared to only 20 percent in 2000. (This projection is slightly lower than our 2011 and 2012 results because more of Cooper's sales are currently U.S.-based.)

This diversification of our businesses—both across geographies and business cycles—continues to help us balance the variability and volatility that is inherent in managing a global industrial company. During 2012, for example, strong commercial and residential sales in the Americas enabled our electrical business to achieve record revenues and profits, despite weakness in European and Asia Pacific markets. Modest growth in our hydraulics and aerospace businesses helped offset declines in automotive and truck. (Read more in our operating highlights on page 6.)

To reflect the evolution of our company, we will begin reporting our financial results in 2013 using the following five business segments: electrical products, electrical systems and services, hydraulics, aerospace and vehicle.

2012
OPERATING HIGHLIGHTS



ELECTRICAL

Including one month of revenues from our acquisition of Cooper Industries, sales of our global electrical business grew by 8 percent in 2012 to $7.7 billion, a new record. Profits topped $1.1 billion, also a record. Sales and profits in the Americas achieved all-time highs with both the power distribution and power quality businesses showing equal strength at year-end. Electrical sales declined in the rest of the world but improved significantly during the second half of the year, in spite of continued weakness in European and Asia Pacific markets. Our new line of highly efficient mid-range uninterruptible power systems and our Power Xpert UX family of medium-voltage switchgear are just two examples of how we continued to expand our industry leadership. Our acquisition of Rolec Comercial e Industrial S.A. strengthens our capabilities in the mining sector and adds to our local presence in Chile and Peru. Our acquisition of Cooper was the capstone to an outstanding year.

Integrated solutions for large-scale projects—such as a $27 million contract to provide turnkey equipment design, electrical assemblies and engineering services for the Panama Canal expansion program—helped drive our growth during 2012. We also experienced strong demand for sustainable building solutions, including a $10 million contract to increase the energy efficiency of 15 Veterans Health Administration medical centers. Innovations in lean automation technology, combined with expanded distribution, boosted sales to global machine manufacturers. We expect that our acquisition of Cooper—with its exceptional strength in commercial, residential, industrial and utility end markets—will expand these and other growth opportunities in 2013 and beyond. (Read more on pages 8 through 15.)



HYDRAULICS

Our hydraulics business grew again in 2012, although slower than in recent years due to reduced infrastructure and construction spending. For the year, sales totaled $3.0 billion, up 4 percent compared to 2011. These results include two key acquisitions—Polimer Kauçuk (SEL), strengthening our industrial and specialty hose portfolio, and Korea's Jeil Hydraulics, creating new opportunities in the construction equipment market. Sales to Africa, Eastern Europe and Russia were strong and we continued to expand our business in agriculture, mining and energy markets, including Brazil's oil and gas industry. New contracts in China included Guizhou Aviation Industry Group (cotton harvesting equipment), XCMG Group (construction machinery) and Wanda Group (entertainment). Sales of filtration products to the food and beverage market grew by double digits during the year; we also made gains in marine, pharmaceutical, blood fractionation and refinery markets.



AEROSPACE

We continued to expand our sales of safe, reliable and efficient power management solutions to global aerospace customers in 2012, with revenues growing by 4 percent during the year. New wins will secure future growth fueled by contracts with Boeing (major components and subsystems for the KC-46 tanker), COMAC (cargo-door actuation system for the C919 passenger aircraft), GE Aviation (debris monitoring components for the LEAP-X engine) and Embraer (hydraulic components and fuel-tank inerting for the KC-390 military transport aircraft). During 2012, we celebrated our 50th year of supporting NASA missions, including supplying high-pressure seals for the Curiosity rover, which landed on Mars in August.



VEHICLE

Sales for our truck business declined 13 percent during 2012 to $2.3 billion. However, we maintained strong margins—18.2 percent—as a result of reduced warranty claims, aggressive spending controls and lower commodity costs. Commercial vehicle buyers continue to drive demand for our fuel-efficient UltraShift PLUS automated transmissions, including new contracts in South America, South Africa, China and Brazil. Our automotive business posted sales of $1.6 billion, an 8 percent decline compared to the previous year. Net of foreign exchange and divestitures, results were flat. European markets, which slumped to levels close to the lows of the last decade, erased gains in other parts of the world. Demand remains strong for Eaton technologies that boost fuel economy, including our superchargers (currently available or in development on about 75 vehicles), variable-valve lifts, hollow valves and cylinder-deactivation technology. We also won our first ELocker locking differential contract in Russia.

Our businesses are balanced through the economic cycle


No cycle
$2.4 billion in revenues
Electrical service, defense, filtration, aerospace aftermarket
Early cycle
$6.5 billion in revenues
Residential construction, single phase power quality, heavy duty truck, automotive
11%
30%
2012 global cycle
(pro forma)
30%
29%
Late cycle
$6.5 billion in revenues
Commercial aerospace, utilities, nonresidential construction, large data centers
Mid cycle
$6.4 billion in revenues
Hydraulics, industrial controls, medium duty truck, mid-sized data centers

Creating our own growth in an uncertain environment

Global economies decelerated as we progressed through 2012, leading to another year of sub-par growth. We don't expect that environment to change dramatically in 2013 as the Eurozone struggles with challenging fiscal and monetary decisions, the U.S. remains captive to the pressures of fiscal imbalance, and emerging nations—once the source of strong growth—continue their slow rebound.

As a result, our economic outlook for 2013 feels much like it did a year ago when I wrote in this same letter: "Faced with sub-trend global economic growth, companies must create their own growth." I'm confident that the actions our team took in 2012 have already put us solidly on that course:

- We believe our acquisition of Cooper will add approximately $5.8 billion to our 2013 revenues. By 2016, we believe the Cooper acquisition will create $405 million in annual pre-tax operational synergies and an additional $160 million in annual after-tax synergies from cash management and resultant tax benefits.
- Our acquisitions of Rolec, Gycom, Polimer Kauçuk (SEL) and Jeil will add another $200 million to our 2013 revenues and create new opportunities for us in attractive markets.
- We have continued our aggressive investments in new products and technologies, and the steady stream of new products and services emanating from these investments continues to drive premium growth opportunities.
- To respond to continuing soft market conditions, particularly in Europe, we restructured, consolidated or closed several of our manufacturing facilities, reducing future costs.

While the Cooper acquisition will demand significant management and financial resources for the next several years, I'm pleased to report that our integration plan is ahead of schedule, delivering faster than expected efficiencies in our supply chain and selling, general and administrative expenses. We're also ahead of plan in terms of our cash flow generation and ability to repay debt. As a result, we believe the Cooper acquisition will be accretive to earnings in 2013, a full year ahead of our original projections. During our fourth quarter conference call, we issued guidance of $4.05 to $4.45 operating earnings per share for 2013, which would establish a new record for our company even in this challenging environment.

I want to salute our associates' commitment to never standing still, even in the face of uncertainty. Their courage to continue to innovate, to adopt and explore new concepts, and to serve our customers in new ways is truly admirable. Not hesitating, always moving forward—their accomplishments each and every day are truly impressive. I have seen the same courageous commitment from the talented leaders and associates of Cooper Industries, creating a dynamic environment for growth.

While strong, our team's collective pride in our enterprise is tempered by our recognition that we have so much more to improve and accomplish. Eaton's transformation will continue, fueled by our values-based culture and our customers' growing demand for safe, reliable, efficient and sustainable power management solutions. We live our values every day and are prepared to once again make this annual pledge to our shareholders: We are committed to Doing Business Right!

On behalf of our entire Eaton team, thank you for your continued support.

Alexander M. Cutler
Chairman and Chief Executive Officer

TAPPING A MEGATREND

In late October 2012, Hurricane Sandy pounded the east coast of the United States, knocking out power to more than 8 million homes and businesses—many for days, some much longer. The massive disruption supported what experts have contended for years: Aging electrical infrastructure in the U.S. and other developed nations is sagging under the demands of modern society.

Halfway across the globe—in developing economies like China, India and Africa—growing middle-class populations are buying computers, household appliances and more, further pressuring global energy supplies. The International Energy Agency has estimated that global demand for electricity could rise by 70 percent between 2010 and 2035, driven largely by these fast-growing regions. The world needs to invest to advance.

Solutions for an energy-strained world

At Eaton, we view these events as part of a much larger power management challenge: controlling the rising costs and addressing the environmental impact of the world's growing energy use. As we address this multibillion-dollar megatrend across our company, we expect to capitalize on opportunities for the combined Eaton and Cooper electrical business to help our customers achieve:

Improved efficiency. Eaton's electrical solutions help businesses and consumers reduce their electrical use, cut their utility bills and ease the strain on overstressed power systems and energy resources.

Increased reliability. In the face of growing electrical outages and disruptions, Eaton power systems and services help maintain vital operations with steady, high-quality power every minute of every day.

Enhanced safety. As power needs have increased, so have the demands for power safety. Eaton reduces electrical hazards with products and alert systems that help customers recognize and avoid danger.

Greater sustainability. We help to make solar, wind and hydroelectric power more affordable, accessible and efficient. We're also at the forefront of developing safe and reliable infrastructure for charging electric vehicles.

A long-term challenge—an even greater opportunity

Through our acquisition of Cooper, we have expanded our capabilities across all of these fronts, enabling us to become an even more vital resource for our customers.

The complementary nature of the two businesses coming together fit well with Eaton's short-term and long-term plans for profitable growth, while delivering the greatest value to our customers and the world.

We are better positioned to address global needs for managing energy consumption, modernizing grid infrastructure and protecting people, equipment and data. We believe this demand will continue to grow as the world copes with the rising cost of and demand for energy.

OPPORTUNITIES ACROSS MARKET SEGMENTS

Eaton's global electrical business is broad and balanced across diverse market segments:

Residential: We provide product and service solutions for new residential construction for single-family and multi-family homes as well as upgrades and replacements for existing homes.

Commercial: Our comprehensive solutions for the commercial market help power buildings more safely, efficiently and reliably. We also provide engineering services that support every stage of a project—from design to post-installation support.

Industrial: We deliver turnkey power system solutions for large industrial customers, helping them improve facility productivity and safety and reduce operating costs.

Utility: We're an industry leader in providing generation and distribution solutions for the utility segment.

Machinery: We enable machine builders to increase their machine throughput and functionality with our control, logic, sensing and interfacing technologies, as well as our electro-hydraulic solutions.

Data Centers: Our solutions reduce the energy consumption of power-hungry data centers and deliver clean, safe and reliable power to critical applications, enabling customers to operate without interruption.



















EXPANDING UP AND DOWNSTREAM

Through our acquisition of Cooper, we can now offer comprehensive solutions to customers across the power distribution chain:

UPSTREAM

● **Utility Power Distribution:** Comprehensive solutions that bring efficiencies and reliability to the electrical distribution system; automate the electrical grid and drive smart grid development; help utilities plan, construct, protect and automate substation projects; and automate, protect and optimize electrical transmission systems.

MIDSTREAM

● **Facilities Power Distribution and Power Quality:** Industry-leading products and services for distributing power to homes, businesses and industries. Includes integrated power assemblies, low- and medium-voltage switchgear, motor control centers, transformers, grid-tie inverters, automatic transfer switches, rectifiers, battery chargers, protective relays and more. Plus, power quality and monitoring solutions, uninterruptible power systems, surge protection, circuit protection and arc-flash reduction systems.

DOWNSTREAM

● **Lighting Control and Load Management:** Wiring devices and lighting, LED and controls solutions that help customers improve energy efficiency, reduce costs and enrich the quality of the environment. Leading customer-managed load management solutions, including demand response systems that help decrease both electricity consumption and greenhouse gas emissions.

Through our acquisition of Cooper, we've significantly expanded our capabilities with little overlap or duplication; the solutions we provide are complementary and adjacent to one another. Historically, Eaton's core business focused primarily on facilities' power distribution and power quality—moving power into and throughout the places where we live and work. Cooper's product portfolio allows us to move *upstream* into utility distribution, grid automation and smart grid systems and *downstream* into lighting, lighting controls and wiring devices.

Enormous integration potential

This "perfect fit" between our two companies means that we can now offer customers far more comprehensive and integrated solutions to their power management challenges—from the point of generation to the point of consumption. It also substantially increases the size of our electrical business—total sales in 2012 of Eaton's electrical business and Cooper topped $13 billion—giving us the scale to deliver those solutions to more markets and geographies.

Our businesses complement each other strategically and organizationally, too:

- We're focused on many of the same key markets, including the oil and gas industry, mining, data centers, energy efficiency and alternative energy.
- We have leading solutions in the markets we serve, and we're both growing strongly—organically and through acquisition.
- We have complementary histories, cultures and principles, including an unwavering commitment to ethics, business integrity and solving our customers' problems.

Merging our talents to fuel innovation

Both of our companies have strong research and development teams and histories of innovation, creating a portfolio of patented technologies that give us an edge in competitive markets. Among the many recognitions we've earned: Thomson Reuters named Eaton to its Top 100 Innovators List for the second consecutive year in 2012; The Patent Board named Cooper the No. 1 innovator in the industrial components and fixtures category just one year prior.

By combining our talents, we plan to develop new solutions for our customers, including expanding our portfolio of smart grid products and technologies—a market that the Electric Power Research Institute estimates will average $17 billion to $24 billion annually in the U.S. alone for the next 20 years.

MULTIPLYING OUR OPPORTUNITIES

Increasingly, customers seek integrated solutions to their power management challenges rather than individual products or services. That's particularly true of large, multinational companies and massive, complex projects. Through our acquisition of Cooper, we'll be able to participate in greater numbers of these projects—multiplying our opportunities for growth.

End-to-end solutions for global customers

The illustration at right provides a vivid example of the end-market synergies generated by combining our companies. While both Eaton and Cooper have had strong sales in the oil and gas industry, we provide different products and expertise. Cooper provides many infrastructure and safety products to leading energy companies, whereas Eaton's historical strength has been in power distribution, control, power quality and engineering services.

Customers can now turn to one supplier for these solutions, accelerating the design, engineering and construction process. In the Middle East, for example, we're combining our capabilities to help build one of the largest integrated chemical complexes in the world for a global joint venture.

We see similar opportunities in other high-growth markets. For example, Cooper's historical strength in delivering power distribution solutions to electrical utilities opens new doors for marketing Eaton switchgear and other products. Eaton's leadership in providing uninterruptible power systems and energy-saving solutions for data centers creates new opportunities to market Cooper B-Line enclosures, cable management and support systems.

Expanding engineering services and distribution

Eaton's engineering and consulting group is one of the world's largest and most experienced teams of power systems engineers, dedicated to helping customers at every phase of a power system's life cycle—system design, construction and support. We will now be able to offer these services to a broader array of customers, helping to build stronger relationships and deliver more of the end-to-end solutions that companies seek.

Eaton and Cooper distribution channels—wholesalers, distributors and retailers—also are largely complementary and provide opportunities to selectively expand distribution, driving growth for our partners and us.

Cross-business synergies add to growth potential

Acquiring Cooper will create new opportunities for cross-business synergies within Eaton, further strengthening our capabilities for customers. In the oil and gas industry, for example, our hydraulics business provides a broad variety of solutions, including drilling, hoisting and material handling systems, subsea equipment and filtration products and services. Our electrical and hydraulics teams also collaborate on solutions for wind, solar and hydropower customers, among others.

Both Eaton and Cooper have been focused on the growing needs of the energy industry, including oil and gas, mining and alternative energy companies. Together, we're able to deliver a broader platform of electrical solutions to customers, as illustrated by the examples on this offshore drill ship.

EATON SOLUTIONS INCLUDE:

Low- and medium-voltage switchgear that provides centralized control and protection of power equipment and circuits. **Integrated power assemblies** that reduce the weight and footprint of power systems, speeding system installation and startup.

Arc-resistant motor control centers to help prevent injury from electric shock, arc flash burn and arc blast impact.

Uninterruptible power systems that keep GPS, lighting and other vital systems up and running on idle vessels.

Drilling and material handling systems that enhance equipment performance, reliability and safety.

Comprehensive engineering services, including systems analysis and design, equipment installation and post-installation maintenance and support.

COOPER SOLUTIONS INCLUDE:

Explosion-proof enclosures designed to protect personnel and equipment. **Structural supports** designed to withstand the harshest conditions. **Cable management systems** and other critical mechanical systems that protect valuable equipment and data.

Hazardous lighting designed to meet both National Electrical Code and International Electrotechnical Commission standards and improve safety in both hazardous and non-hazardous areas.

Life safety and integrated communications systems that help save lives, mitigate casualties and minimize chaos in the event of an emergency.




















EXTENDING OUR REACH

KEY ELECTRICAL ACQUISITIONS OVER THE PAST DECADE

(2003) Electrical division of Delta plc: London, England. Included acquisition of leading brand names such as Holec, Elek and MEM, and expanded our distribution of low- and medium-voltage power distribution products into key European and Asia Pacific markets.

(2004) Powerware: Raleigh, North Carolina. Added uninterruptible power systems (UPSs) to our product portfolio and increased power quality and reliability solutions for customers. Established platform for our successful data center business; expanded distribution channels globally.

(2007) MGE Office Protection Systems: Saint-Ismier, France. Added to our portfolio of UPSs, expanding our power quality solutions. Distribution to more than 40 countries; strengthened manufacturing presence in China.

(2008) Moeller: Bonn, Germany. Leading supplier of components for commercial and residential building applications and industrial controls. Provided significant sales expansion in Western Europe and Asia Pacific. Fifteen global production facilities, including China. Created a product portfolio for International Electrotechnical Commission markets.

(2008) Phoenixtec: Taipei, Taiwan. Added to our leadership in UPSs. Leading market positions in China, Southeast Asia and Eastern Europe. Extensive engineering expertise and manufacturing facilities in Taiwan and China.

(2012) Cooper Industries plc: Dublin, Ireland. Largest electrical business acquisition, significantly expanding our portfolio of solutions both upstream and downstream (see page 11). Marketed in more than 100 countries.

For more than a decade, we have focused on building the breadth and depth of our electrical business. We've achieved this through a combination of organic growth and strategic acquisitions and divestitures, each expanding our portfolio of solutions and geographic reach. The long-term plan has included the purchase of 32 electrical businesses since 2000, including several pivotal acquisitions (see examples at left).

By acquiring Cooper, we build on both companies' successes by substantially growing our global scale, reach and the range of electrical products and services we can offer to customers. This includes combining our strengths to expand our opportunities in the Middle East, China, South Korea and Australia.

Getting the best from both businesses

Eaton's track record for successful acquisitions starts by selecting the right companies that can help us expand our portfolio, employ new technologies, enter new markets and leverage valuable business models. But our success is based equally on our disciplined integration process, which has been continuously refined with each acquisition we've made.

Our integration of Cooper will follow the same blueprint. Using the Eaton Business System as its foundation, a team from Cooper and Eaton is developing and executing our integration plan, bringing together best practices from both organizations. While our acquisition of Cooper delivers many immediate benefits, we anticipate that fully integrating our two companies will require two to three years, depending on business conditions.

Rolec expands our potential in South America

During 2012, we also acquired Rolec Comercial e Industrial S.A., headquartered in Santiago, Chile. Rolec provides engineering services and manufactures integrated power assemblies and low- and medium-voltage switchgear used in mining, pulp and paper, energy infrastructure and other heavy industry applications in Chile and Peru. The acquisition, while significantly smaller than Cooper in size, offers many of the same strategic benefits, including expansion into target markets and geographies. Rolec also creates new opportunities to market Eaton and Cooper products in the region.

STRENGTHENING OUR COMMITMENT

"Can companies both do well and do good?" We've been answering that question "yes" for years; even publishing our financial and sustainability reports side by side. We're pleased that a recent *Harvard Business Review (HBR)* article agreed, naming Eaton a "trendsetter" in creating shared value.

Only five percent of the 1,100 companies that *HBR* analyzed for its cover story ("The Best-Performing CEOs in the World," January-February 2013) earned the same top ranking from the publication for having "delivered great financial performance year over year and performed strongly on social and environmental dimensions." The authors of the article added: "It's a rare achievement, indeed, but it is possible."

While it feels great to be recognized, we also acknowledge that achieving sustainable growth is a continuous and demanding journey, not a destination. During 2012, we continued to make progress on that trek, improving our performance across five key measures (at right), which we evaluate when grading our own report card. Our dedication to delivering results across this spectrum of sustainability measures helped us to earn several other important distinctions during the year:

- Eaton is ranked among the world's top sustainability performers in the Nasdaq OMX CRD Global Sustainability 100 Index.
- We were one of only 11 companies in the S&P 500 to be recognized as a top performer on both the Carbon Disclosure Project's Carbon Disclosure Leadership Index and Carbon Performance Leadership Index.
- We were named one of *Corporate Responsibility* magazine's 100 Best Corporate Citizens for the fifth consecutive year, moving from No. 33 to No. 17 overall.
- The Ethisphere Institute named us one of the World's Most Ethical Companies for the sixth straight year. Eaton is one of only 24 companies that has earned the honor every year since the list was established in 2007.
- In China, we were recognized as one of the best corporate brands at the 2012 China Finance Summit for our dedicated efforts in sustainability and innovation.
- We were named among India's Best Companies to Work For and one of the Best Employers in Puerto Rico by leading organizations.
- GI Jobs named Eaton one of the Top 100 Military Friendly Employers in the U.S. and the U.S. National Minority Supplier Development Council honored us for our long-term support of diverse supplier relationships.

ACHIEVING SUSTAINABLE GROWTH

Through the responsible use of resources, we aim to:

Increase shareholder value through proactive governance and by providing safe, reliable, efficient and sustainable power management for our global customers.

Improve the natural environment by reducing the environmental impact of our products and operations and the products of our customers.

Expand transparency through reports like this one and by sharing our data and best practices through cooperative efforts such as the Carbon Disclosure Project.

Foster a thriving workplace by protecting the health and safety of our employees, building teams of diverse talent, and inspiring and promoting top performers.

Build stronger communities by investing our time and resources in local efforts that make everywhere we do business a better place to live and work.




INCREASE SHAREHOLDER VALUE
IMPROVE THE NATURAL ENVIRONMENT
EXPAND TRANSPARENCY
FOSTER A THRIVING WORKPLACE
BUILD STRONGER COMMUNITIES
RESPONSIBLE USE OF RESOURCES



Sustainability drives customer and shareholder value

Sustainability is integral to Eaton's mission of providing safe, reliable and efficient power management solutions for our global customers. These technologies improve the energy efficiency of buildings, vehicles and machinery; help to conserve natural resources; shrink the carbon footprints of our customers; and reduce the environmental impact of everyday life. Our acquisition of Cooper Industries expands our portfolio of sustainable solutions with products such as LED lighting and smart technologies behind the smart grid.

Global megatrends—including rising energy costs, increased demand for natural resources and climate change—continue to drive demand for our power management solutions, contributing to our sales growth from $8.3 billion in 2000 to more than $16 billion in 2012. Over the same period, Eaton shareholders gained more than 400 percent on their investments, including stock appreciation and dividends.

During 2012, Eaton invested $439 million on research and development to continue to launch innovative products and solutions that help our customers meet their most demanding energy and emission requirements. We estimate that new technologies being developed by Eaton have the potential to reduce the CO_2 emissions of our applications by more than 60 percent by 2050, helping to combat climate change.

We've integrated Design for Environment (DfE) into our design process to reduce the environmental impact of our products at every stage of their life. During 2012, *R&D* magazine awarded our LifeSense hose, an intelligent hydraulic hose condition monitoring system that reduces hose failures and eliminates wasteful time-based hose replacements, its prestigious R&D 100 Award. Eaton's Hayflow filters, which reduce process wastes sent to landfills and incinerators and reduce energy used in industrial processes, earned Eaton's "Green Leaf" designation for delivering exceptional, industry-leading environmental benefits.

> Cooper significantly expands our portfolio of sustainable products and services, including LED lighting for streets and other outdoor applications that are 30 percent to 60 percent more energy efficient than metal halide lighting.

Improving environment, health and safety (EHS) performance

Eaton is committed to being a global leader in protecting the environment and safeguarding the health and safety of our employees. Since publishing our first sustainability report in 2006, we have reduced our total greenhouse gas (GHG) emissions by 259,000 million metric tons per year (nearly 26 percent on an absolute basis and 28 percent indexed to sales) and reduced our rate of safety incidents (Total Recordable Case Rate) by nearly 70 percent. Since 2010, we've reduced our waste generated and water consumed, indexed to sales, by 19.0 percent and 11.6 percent, respectively, and are well on our way to achieving our 2015 landfill reduction goal of 30 percent and water consumption goal of 20 percent (both indexed to sales).

During 2012, we continued to expand our efforts to reduce GHG emissions, prevent pollution, conserve natural resources and protect our workforce both through our own operations and those of our suppliers. For the year:

- We reduced GHG emissions 2.6 percent on an absolute basis, exceeding our 2 percent goal. Indexed to sales, we reduced GHG emissions by 0.5 percent (compared to a 6 percent goal), reflecting flat or lower sales among our higher energy-consuming businesses, including truck and automotive.
- Indexed to sales, we reduced our landfilled waste by 7.5 percent (compared to a 6 percent goal) and reduced water consumption by 2.6 percent (compared to a 5 percent goal).
- We reduced our use of virgin polystyrene product packaging material by 24 percent, or nearly 484,000 pounds.
- Our Total Recordable Case Rate remained flat at 0.88. Our Days Away Case Rate rose by 3 percent to 0.36. Both measures fell short of our goals of 0.85 and 0.30, respectively, and we'll continue to expand our safety efforts in the year ahead.

Our goals for 2013 (all indexed to sales): reduce GHG emissions by 6 percent, which is equivalent to 3 percent on an absolute basis; reduce waste to landfill by 6 percent, which is equivalent

(Continued on page 21)

EATON
SUSTAINABILITY SCORECARD

CO_2 GENERATION

Indexed to sales, our greenhouse gas (GHG) generation decreased by 0.5 percent in 2012 compared to 2011. On an absolute basis, we decreased our GHG generation by 19,000 metric tons, or 2.6 percent, compared to the prior year.

Since 2006, we have reduced the total amount of carbon dioxide generated by our operations from 1,002,000 metric tons to 743,000 metric tons, which equals a 25.8 percent reduction. Indexed to sales, we lowered our GHG emissions by 28.0 percent over the period, allowing us to achieve our Business Roundtable pledge of reducing indexed GHG by 18 percent through 2012.

CARBON DIOXIDE GENERATED
Thousand metric tons of CO_2 per year



CO_2 Indirect
CO_2 Direct
CO_2 Indirect Goal
CO_2 Direct Goal
1002
948
926
683
741
762
743
747 Goal
720
147
132
155
107
108
114
106
102
2006
2007
2008
2009
2010
2011
2012
2013

INDEXED CARBON DIOXIDE GENERATED
Metric tons of CO_2 per million dollars of sales



CO_2 Indexed Indirect
CO_2 Indexed Direct
CO_2 Indexed Indirect Goal
CO_2 Indexed Direct Goal
75
70
67
64
61
54
54
51.3 Goal
51
48
45
11
10
11
10
9
8
8
7
7
6
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Emission rates are generated using World Resources Institute-recommended CO_2 conversion factors, which account for variations by region. These conversion factors are based on typical energy generation methods, such as those using fossil fuels or other energy sources. When we compare 2012 to 2011, sales from the manufacturing plants that make up Eaton's carbon dioxide profile decreased by 2.1 percent.

ENERGY CONSUMPTION

Indexed to sales, our energy use decreased by 2.5 percent in 2012 when compared to 2011. On an absolute basis, our energy consumption decreased by 88 million kilowatt-hours, or 4.6 percent, compared to the prior year.

Since 2006, we have reduced the total energy used by our operations from 2,379 million kilowatt-hours to 1,847 million kilowatt-hours, which equals a 22.4 percent reduction. Indexed to sales, we reduced usage by 24.6 percent over the period.

ENERGY USED
Million kilowatt-hours



Energy Indirect
Energy Direct
Energy Indirect Projection
Energy Direct Projection
2379
2255
2326
1741
1862
1936
1847
1777
811
730
853
590
597
632
581
559
2006
2007
2008
2009
2010
2011
2012
2013

INDEXED ENERGY USED
Kilowatt-hours per $1,000 of sales



Energy Indexed Indirect
Energy Indexed Direct
Energy Indexed Indirect Projection
Energy Indexed Direct Projection
179
166
167
164
153
138
135
127
120
112
61
54
61
56
49
45
42
40
38
35
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Energy Consumption Data was compiled from a majority of Eaton's manufacturing plants worldwide. Of the sites reporting, 13 percent were located in Asia Pacific; 32 percent in Europe, the Middle East and Africa; 4 percent in South America; and 51 percent in North America. When we compare 2012 to 2011, sales from the manufacturing plants that make up Eaton's energy profile decreased by 2.1 percent.

WATER CONSUMPTION

Indexed to sales, our water consumption decreased by 2.6 percent in 2012 compared to 2011. On an absolute basis, we decreased our water consumption by 4.6 percent compared to the prior year.

Since 2010, we have reduced our water consumption from 3,989,000 cubic meters to 3,946,000 cubic meters, which equals a 1.1 percent reduction. Indexed to sales, we reduced water usage by 11.6 percent over the period, putting us on track to achieve our 2015 target of 20 percent reduction versus the 2010 baseline.

WATER CONSUMED
Thousand cubic meters of water



Water Purchased
Water Pumped
Water Purchased Goal
Water Pumped Goal
3989
4135
3946
3867
1010
1044
1097
1075
2010
2011
2012
2013

INDEXED WATER CONSUMED
Cubic meters of water per $1,000 of sales



Water Purchased Indexed to Sales
Water Withdrawn Indexed to Sales
Water Purchased Indexed to Sales Goal
Water Withdrawn Indexed to Sales Goal
0.31
0.28
0.27
0.26 Goal
0.25
0.24
0.23
0.08
0.07
0.07
0.07
0.07
0.06
2010
2011
2012
2013
2014
2015

Water Consumption Data was compiled from a majority of Eaton's manufacturing plants worldwide. Of the sites reporting, 16 percent were in Asia Pacific; 30 percent in Europe, the Middle East and Africa; 4 percent in South America; and 50 percent in North America. When we compare 2012 to 2011, sales from the manufacturing plants used to create Eaton's waste profile decreased by 2.1 percent.

TOTAL WASTE GENERATION

Indexed to sales, our total waste generated decreased by 0.1 percent in 2012 compared to 2011. On an absolute basis, we decreased our generation by 2.2 percent from 175,600 metric tons in 2011 to 171,700 metric tons in 2012, a total decrease of 3,900 metric tons.

Since 2010, total waste generated by our plants has increased from 159,200 metric tons in 2010 to 171,700 metric tons in 2012 for a total increase of 7.9 percent. However, indexed to sales, we reduced our generation by 3.6 percent over the period.

TOTAL WASTE GENERATED
Thousand metric tons of waste


Total Waste
159
176
172
2010
2011
2012

INDEXED TOTAL WASTE GENERATED
Metric tons of waste per million dollars of sales


Total Waste
12.1
11.7
11.7
2010
2011
2012

Waste Generation Data was compiled from a majority of Eaton's manufacturing plants worldwide. Of the sites reporting, 16 percent were in Asia Pacific; 30 percent in Europe, the Middle East and Africa; 4 percent in South America; and 50 percent in North America. When we compare 2012 to 2011, sales from the manufacturing plants used to create Eaton's waste profile decreased by 2.1 percent.

LANDFILLED WASTE

Indexed to sales, our waste to landfill, which includes waste incinerated without heat recovery, decreased by 7.5 percent in 2012 compared to 2011. On an absolute basis, we decreased our generation by 9.4 percent from 28,920 metric tons in 2011 to 26,198 metric tons in 2012, a total decrease of 2,722 metric tons.

Since 2010, we have reduced the waste sent to landfill by our operations from 28,893 metric tons to 26,198 metric tons, which equals a 9.3 percent reduction. Indexed to sales, we lowered landfilled waste by 19.0 percent over the period, putting us on track to achieve our 2015 target of 30 percent reduction versus the 2010 baseline.

WASTE TO LANDFILL
Thousand metric tons of waste


Waste to Landfill
Waste to Landfill Goal
29
29
26
25
2010
2011
2012
2013

INDEXED WASTE TO LANDFILL
Metric tons of waste per million dollars of sales


Indexed Waste to Landfill
Indexed Waste to Landfill Goal
2.2
1.9
1.8
1.8
Goal
1.7
1.6
1.5
2010
2011
2012
2013
2014
2015

Waste Generation Data reported was compiled from a majority of Eaton's manufacturing plants worldwide. Of the sites reporting, 16 percent were in Asia Pacific; 30 percent in Europe, the Middle East and Africa; 4 percent in South America; and 50 percent in North America. When we compare 2012 to 2011, sales from the manufacturing plants used to create Eaton's waste profile decreased by 2.1 percent.

HEALTH AND SAFETY

We continue to focus on our safety performance. Our performance showed a Total Recordable Case Rate of 0.88 versus a goal of 0.85 and a Days Away Case Rate of 0.36 versus a goal of 0.30.

During 2012, Eaton launched a global "Zero Incident Safety Culture" to help eliminate safety incidents at our facilities.

TOTAL RECORDABLE CASE RATE
Rate per 100 employees


TRCR Actual Rate
TRCR Goal
2.66
2.00
1.72
1.17
0.96
0.88
0.88
0.85
Goal
0.80
2006
2007
2008
2009
2010
2011
2012
2013

DAYS AWAY CASE RATE
Rate per 100 employees


DACR Actual Rate
DACR Goal
1.00
0.84
0.79
0.48
0.44
0.35
0.36
0.30
Goal
0.28
2006
2007
2008
2009
2010
2011
2012
2013

Health and Safety Recordable Cases are work-related injuries or illnesses as defined by the U.S. Occupational Safety and Health Administration (OSHA). Days Away Cases are injuries or illnesses involving one or more days away from work as defined by OSHA.

Energy, waste, water and safety data are collected and reported using company processes that are designed to produce reliable information. These processes include manual steps that may introduce some variations in reported data. Our data were third-party verified by EarthCon Consultants Inc. Verification statements are available on our website at www.eaton.com/sustainability.

Scorecard percent changes are based on actual values; rounded values are shown in the charts.



to 3 percent on an absolute basis; and reduce water consumption by 5 percent, which is equivalent to 2 percent on an absolute basis. We also aim to reduce our Total Recordable Case Rate to 0.80 and Days Away Case Rate to 0.28.

Our goals for 2015 (all indexed to sales): reduce GHG emissions by 25 percent, reduce waste to landfill by 30 percent and reduce water consumption by 20 percent. (Eaton defines waste to landfill to include waste incinerated without energy recovery.)

More than 200 regulatory inspections were conducted at our facilities during 2012. Collectively, our global operations had two reportable spills of regulated industrial materials above the reportable quantity limits and 23 events that exceeded wastewater permit limits. Through further tightening of our controls, we aim to eliminate future exceedances.

During the year, we revised the waste generated data we report from total waste generated to total waste to landfill, which we believe is a truer measure of Eaton's environmental impact. We also have simplified our Sustainability Scorecard (pages 19 and 20) to make it easier for readers to evaluate our long-term performance and future goals.

EarthCon Consultants Inc., an independent environmental services company, examined our data collection and management processes and verified these data are both materially correct and fairly represented. The approximately 180 global facilities that compose our inventory meet the following criteria:

1. Add value to products or hardware including manufacturing, assembling, integration and testing.
2. Have more than 50 employees or a high-risk profile (determined by group or regional EHS teams).
3. Have been affiliated with Eaton for more than three years.

Our EHS data do not include the operations of Cooper, which we acquired in late 2012. We aim to integrate Cooper's operations into our MESH (Management System of Environment, Security, Safety and Health) program in 2013 and in our 2014 Sustainability Report, published in 2015. Cooper has a long history of environmental, workplace and social responsibility and has been recognized by numerous independent organizations for its outstanding performance. Cooper's most recent Corporate Responsibility Report was published in 2010 for the year 2009.

It's not enough just to reduce safety incidents at our facilities; our goal is to eliminate them. During 2012, we launched a global "Zero Incident Safety Culture" to achieve that goal and to create an even safer and more productive workplace.

Notable 2012 EHS programs and success stories

We strengthened our commitment to renewable energy during 2012, purchasing 15,000 metric tons of Green-e carbon offset credits in Germany and North America, which we will expand to approximately 25,000 metric tons in 2013. We also commissioned a 288-kW solar power system at the new Eaton Center in Beachwood, Ohio, and working with an energy solutions company commissioned new 1.3-megawatt and 172-kW solar systems at our facilities in Moon Township and Beaver, Pennsylvania, respectively.

Eaton Center, which opened in February 2013, is designed to LEED certification standards. The innovative facility features many Eaton and Cooper products, as well as a novel HVAC system, which will reduce the building's energy use by 40 percent compared to a baseline building that meets minimum code.

We had two additional facilities achieve "zero waste to landfill" in 2012, for a total of 20 Eaton facilities around the globe. We will apply the lessons learned from these operations to continue to reduce our total waste to landfill and increase our number of "zero waste" facilities in future years.

During 2012, we launched a global "Zero Incident Safety Culture" to help eliminate safety incidents at our facilities and create an even safer and more productive workplace. It included new programs to better identify and mitigate

Eaton Global Employment

Table 1

(As of December 31, 2012)	Total Global	Number of Women	Percentage of Women	Total U.S.	Number of Minorities (U.S. only)	Percentage of Minorities (U.S. only)
Board of directors	11	2	18.2%	11	3	27.3%
Global leadership team	30	5	16.7%	30	8	26.7%
Executives	699	112	16.0%	530	66	12.5%
Managers	7,714	1,308	17.0%	4,403	655	14.9%
All other employees	95,050	29,734	31.3%	28,834	7,932	27.5%
All employees	103,504	31,161	30.1%	33,808	8,664	25.6%

Diverse Supplier Spending

Table 2

(In millions)	**2012**	**Percentage of 2012 U.S. Spend**	2011	Percentage of 2011 U.S. Spend	2010	Percentage of 2010 U.S. Spend
Minority-owned business	$ 235	5.6%	$ 216	5.3%	$ 136	3.8%
Women-owned business	146	3.5%	124	3.1%	84	2.4%
Veteran-owned business	109	2.6%	106	2.6%	83	2.3%
Small business (other than classified above)	915	21.7%	824	20.3%	615	17.3%

manufacturing risks, helping us decrease severe injuries at our global manufacturing facilities by 17 percent to 84 in 2012, compared to 101 the prior year. We also expanded our global wellness programs, including our Eat Healthy initiative and "Know Your Numbers" health awareness campaign. For the second year in a row, we earned the American Heart Association's top-level platinum award as a "Start! Fit-Friendly" company for promoting worksite wellness.

Beyond our own walls, we strengthened our supplier evaluation and selection processes and increased environmental reporting among our suppliers. Seventy-eight percent of the key suppliers we asked agreed to participate in the Carbon Disclosure Project's Supply Chain Program. Average CDP scores among participating Eaton suppliers rose from 40 in 2011 to 48 in 2012, in line with global averages.

Fostering an inclusive and diverse workforce and supply chain

We are committed to respecting, and developing, a culturally diverse workforce that leverages the rich range of differences that make each employee unique. We foster an inclusive environment by reinforcing behaviors that recognize, value and leverage the different perspectives and backgrounds of our employees. These unique perspectives help us generate more innovative ideas and make better decisions for our company and customers.

During 2012, we created five Inclusion and Diversity Councils—one global council, chaired by Eaton Chairman and CEO Alexander Cutler, and four regional councils (North America, South America, Asia Pacific and Europe, Middle East and Africa). These councils will lead our inclusion and diversity efforts going forward and accelerate our ability to attract diverse talent, particularly in leadership roles. We improved in virtually all areas of diverse leadership, including the expansion of female and minority representation on Eaton's Board of Directors.

A diverse supplier base is equally vital to the continued growth and success of our company and communities. Through our supplier diversity program we encourage small companies and companies owned by minorities, women and veterans to compete for our business. This includes offering executive mentoring to suppliers to help expand and improve the management of their businesses.

Collectively, we purchased more than $1.4 billion of goods and services from diversity suppliers in 2012, a 10.6 percent increase over the previous year (see Table 2 above). Spending increased across segments compared to 2011: minority (up 8.8 percent), women (up 17.7 percent), veterans (up 2.8 percent) and small business (up 11.0 percent).

Eaton's combined spending with minority- and women-owned businesses was 11.0 percent in 2011 and 11.7 percent in 2012, compared to the July 2012 average of 9.7 percent for industrial companies, as reported by CAPS Research, a leading nonprofit research organization.

Promoting an open and ethical workplace

Eaton is recognized as a global leader in ethical business practices. For six straight years, the Ethisphere Institute has named us among the "World's Most Ethical Companies"—a prominent list of firms that "go beyond making statements about doing business ethically and translate those words into action."

We require that all directors, officers and employees abide by the Eaton Code of Ethics. In addition, we publish an Ethics Guide in 35 languages to help Eaton employees make ethical decisions and guide them to resources—including our 24-hour Ethics and Financial Integrity Help Line—when they need help. In our global survey of employees, 95 percent agreed that our Code of Ethics had been clearly communicated to them (same as in 2011); 94 percent reported that if they discovered a violation of our code, they would know where to report it (up from 93 percent the previous year).

During 2012, we expanded the reach of our legal compliance training program. Eaton employees achieved nearly 26,000 course completions (up from 19,000 in 2011) in anti-corruption, conflicts of interest, export controls, global competition, government contracts, insider trading and intellectual property. We also incorporated our anticorruption due diligence efforts into our formal merger and acquisition process, enabling us to evaluate the agents and distributors of potential acquisitions. To ensure our compliance with growing regulations worldwide, we conduct an annual risk assessment to identify and mitigate potential business, compliance, legislative and other risks across our company.

Eaton Charitable Contributions



United Way
Gift Matching
Domestic
International
Disaster Relief
2008
$7,948,000
2009
$6,784,000
2010
$7,310,000
2011
$8,051,000
2012
$8,739,000

Also in 2012, we formalized a third-party due diligence program to conduct compliance background screenings on all our third-party commissioned sales agents. The program will expand to cover all third-party distributors in 2013 and beyond.

Eaton's Office of the Ombuds provides employees with an independent, neutral and confidential resource for identifying and resolving work-related issues and problems. During 2012, we expanded these Ombuds services to employees in Australia, New Zealand, Switzerland, Thailand and the United Arab Emirates. The Office of the Ombuds managed 1,611 cases from 25 countries during 2012, compared to 1,630 inquiries the previous year. We plan to expand these services to South Korea and Japan in 2013, as well as to new employees from Cooper in countries where Eaton provides Ombuds assistance.

Strengthening employee engagement and education

Eaton's global employee survey provides us with a structured way to evaluate employee engagement and to solicit ideas for how we can keep improving our workplaces. In 2012, 96 percent of our employees participated in the survey worldwide, a slight decline compared to 97 percent the year before. Employee engagement—a measure compiled from employee reactions to four statements, including "I feel proud to work for Eaton"—remained stable, globally, at 75 percent. Results for employees in both Asia Pacific and Latin America showed strong gains in employee engagement, manager effectiveness and understanding of Eaton's Code of Ethics.

During the year, we created several new development opportunities for people in functional and leadership roles. A new global program, Eaton Plant Manager Excellence, provides an enhanced series of learning experiences that meet the needs of plant managers. Similarly, a new global program was developed to address the technical requirements of our manufacturing frontline leaders. To increase flexibility in the deployment of our popular M Power Leadership Development courses for middle managers, in-person classroom training is now offered in addition to the online web conference format. Employees in functional roles have new learning opportunities with the expansion of 15 new courses designed for environment, health and safety, human resources and sales.

Supporting strong and sustainable communities

Eaton takes a different approach to corporate giving than many companies—we let the people at our local facilities determine where we donate a large share of our contributions, based on the needs in their communities and the interests of local employees. These donations go to hundreds of local organizations every year. Eaton people also donate countless hours of their own time to local causes. Notable examples in 2012 include:

- In Farcasa, Romania, we donated $10,000 to the Farcasa Hope Association to purchase medical supplies; Eaton employees also have supported the organization with blood drives and personal fundraising events.
- In Shanghai, China, we donated $25,000 and electrical products to Habitat for Humanity China to support its renovation of housing for the elderly.
- Our facility in Galesburg, Michigan, contributed $832,311 to the Greater Kalamazoo United Way over the past three years and won the "Spirit of Michigan" award in 2012 for medium-sized businesses from the Michigan Association of United Ways.

We base our yearly contributions on a rolling average of our annual profits, so as we grow, so do our contributions to the communities in which we live and work. In 2012, that exceeded $8.7 million, including $789,016 in corporate matches through our retiree and employee matching gift program. Eaton employees donated $3.3 million to 95 local United Way campaigns during the year. We added $1.8 million in corporate matches for a total United Way contribution of $5.1 million. During the year, we also contributed more than $100,000 plus employee-matching donations to Hurricane Sandy relief.

Learn more about our sustainability efforts at Eaton.com

For more information about Eaton's sustainability efforts, please visit our website: www.eaton.com/sustainability. There you'll find additional metrics about our performance, including a table that conforms to and cross-references Global Reporting Initiative (GRI) reporting guidelines and our expanded performance indicators.

DELIVERING SOLID RESULTS

POWERFUL FEEDBACK

We want to know what you think of Eaton's 2012 Annual Report. Please take a few minutes to complete this short survey.


ONLINE
DELIVERY

1 What is your overall impression of the printed annual report?

___Excellent ___Good ___Neutral ___Fair ___Poor

2 The 2012 Annual Report improved your understanding of Eaton as a diversified industrial enterprise with a focus on power management.

___Strongly agree ___Somewhat agree ___Neutral
___Somewhat disagree ___Strongly disagree

3 Do you have any other comments about Eaton's 2012 Annual Report?

___

4 The 2012 Sustainability Report improved your understanding of and contained valuable information related to Eaton's commitment to sustainability.

___Strongly agree ___Somewhat agree ___Neutral
___Somewhat disagree ___Strongly disagree

5 Do you have any other comments about Eaton's 2012 Sustainability Report?

___

6 Please describe the way(s) in which you are affiliated with Eaton. Examples: customer, media, shareholder and/or employee.

___

Eaton shareholders can register for electronic delivery of the Proxy Statement and Annual Report to Shareholders, as well as online proxy voting, at http://enroll.icsdelivery.com/etn.

NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES

BUSINESS REPLY MAIL

FIRST-CLASS MAIL PERMIT NO 4509 CLEVELAND OH

POSTAGE WILL BE PAID BY ADDRESSEE

Eaton
Mail Code 4T
Corporate Communications
1000 Eaton Boulevard
Cleveland, OH 44122, USA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Eaton Corporation plc

We have audited the accompanying consolidated balance sheets of Eaton Corporation plc ("the Company"), the successor registrant to Eaton Corporation, as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.



Ernst & Young LLP

Cleveland, Ohio
February 28, 2013

Management's Report on Financial Statements

We have prepared the accompanying consolidated financial statements and related information of Eaton Corporation plc, the successor registrant to Eaton Corporation, included herein for the three years ended December 31, 2012. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent registered public accounting firm, on those financial statements is included herein.

Eaton has high standards of ethical business practices supported by the Eaton Code of Ethics and corporate policies. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of establishing and maintaining adequate internal controls and unbiased, uniform reporting standards are attained. Our policies and procedures provide reasonable assurance that operations are conducted in conformity with applicable laws and with the Company's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of Eaton's financial reporting primarily through its Audit Committee, which is composed of six independent directors. The Audit Committee meets regularly with management, the internal auditors and the independent registered public accounting firm to ensure that they are meeting their responsibilities and to discuss matters concerning accounting, control, audits and financial reporting. The internal auditors and independent registered public accounting firm have full and free access to senior management and the Audit Committee.



Alexander M. Cutler
Principal Executive Officer



Richard H. Fearon
Principal Financial Officer



Billie K. Rawot
Principal Accounting Officer

February 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Eaton Corporation plc

We have audited Eaton Corporation plc's ("the Company"), successor registrant to Eaton Corporation, internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of entities that were acquired during 2012, which are included in the 2012 consolidated financial statements of the Company and constituted 50% of total assets as of December 31, 2012 and 4% of net sales for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of internal control over financial reporting of entities that were acquired during 2012.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 28, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP

Cleveland, Ohio
February 28, 2013

Management's Report on Internal Control Over Financial Reporting

The management of Eaton Corporation plc is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act rules 13a-15(f)).

Under the supervision and with the participation of Eaton's management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Our evaluation of internal control over financial reporting did not include the internal controls of entities that were acquired during 2012, which are included in the 2012 consolidated financial statements and constituted approximately 50% of total assets (inclusive of acquired intangible assets) as of December 31, 2012 and 4% of net sales for the year then ended. In conducting this evaluation, we used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework.* Based on this evaluation under the framework referred to above, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

The independent registered public accounting firm Ernst & Young LLP has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. This report is included herein.



Alexander M. Cutler
Principal Executive Officer



Richard H. Fearon
Principal Financial Officer



Billie K. Rawot
Principal Accounting Officer

February 28, 2013

Consolidated Statements of Income

YEAR ENDED DECEMBER 31	2012	2011	2010
(In millions except for per share data)			
Net sales	$ 16,311	$ 16,049	$ 13,715
Cost of products sold	11,448	11,261	9,633
Selling and administrative expense	2,894	2,738	2,486
Research and development expense	439	417	425
Interest expense-net	208	118	136
Other expense (income)-net	71	(38)	(1)
Income before income taxes	1,251	1,553	1,036
Income tax expense	31	201	99
Net income	1,220	1,352	937
Less net income for noncontrolling interests	(3)	(2)	(8)
Net income attributable to Eaton ordinary shareholders	$ 1,217	$ 1,350	$ 929
Net income per ordinary share			
Diluted	$ 3.46	$ 3.93	$ 2.73
Basic	3.54	3.98	2.76
Weighted-average number of ordinary shares outstanding			
Diluted	350.9	342.8	339.5
Basic	347.8	338.3	335.5
Cash dividends declared per ordinary share	$ 1.52	$ 1.36	$ 1.08

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Comprehensive Income

YEAR ENDED DECEMBER 31	**2012**	2011	2010
(In millions)			
Net income	$ 1,220	$ 1,352	$ 937
Less net income for noncontrolling interests	(3)	(2)	(8)
Net income attributable to Eaton ordinary shareholders	1,217	1,350	929
Other comprehensive loss, net of tax			
Currency translation and related hedging instruments	109	(241)	(78)
Pensions and other postretirement benefits	(152)	(353)	(62)
Cash flow hedges	17	(22)	-
Other comprehensive loss attributable to Eaton ordinary shareholders	(26)	(616)	(140)
Total comprehensive income attributable to Eaton ordinary shareholders	$ 1,191	$ 734	$ 789

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

DECEMBER 31	**2012**	2011
(In millions)		
Assets		
Current assets		
Cash	$ 577	$ 385
Short-term investments	527	699
Accounts receivable-net	3,510	2,444
Inventory	2,349	1,701
Deferred income taxes	449	398
Prepaid expenses and other current assets	432	199
Total current assets	7,844	5,826
Property, plant and equipment		
Land and buildings	1,894	1,525
Machinery and equipment	5,814	4,669
Gross property, plant and equipment	7,708	6,194
Accumulated depreciation	(3,831)	(3,592)
Net property, plant and equipment	3,877	2,602
Other noncurrent assets		
Goodwill	14,396	5,537
Other intangible assets	6,779	2,192
Deferred income taxes	1,254	1,134
Other assets	1,698	582
Total assets	$35,848	$17,873
Liabilities and shareholders' equity		
Current liabilities		
Short-term debt	$ 757	$ 86
Current portion of long-term debt	314	321
Accounts payable	1,879	1,491
Accrued compensation	463	420
Other current liabilities	2,018	1,319
Total current liabilities	5,431	3,637
Noncurrent liabilities		
Long-term debt	9,762	3,366
Pension liabilities	1,997	1,793
Other postretirement benefits liabilities	732	642
Deferred income taxes	2,024	442
Other noncurrent liabilities	774	501
Total noncurrent liabilities	15,289	6,744
Shareholders' equity		
Ordinary shares (470.7 million outstanding in 2012 and 334.4 million in 2011)	5	167
Capital in excess of par value	11,271	4,169
Retained earnings	5,805	5,103
Accumulated other comprehensive loss	(1,990)	(1,964)
Shares held in trust	(5)	(6)
Total Eaton shareholders' equity	15,086	7,469
Noncontrolling interests	42	23
Total equity	15,128	7,492
Total liabilities and equity	$35,848	$17,873

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

YEAR ENDED DECEMBER 31	**2012**	2011	2010
(In millions)			
Operating activities			
Net income	$ 1,220	$ 1,352	$ 937
Adjustments to reconcile to net cash provided by operating activities			
Depreciation and amortization	598	556	551
Deferred income taxes	(155)	(113)	26
Pension expense	273	227	179
Contributions to pension plans	(413)	(372)	(403)
Contributions to other postretirement benefits plans	(43)	(223)	(82)
Excess tax benefit from equity-based compensation	(21)	(57)	-
Changes in working capital			
Accounts receivable-net	108	(219)	(305)
Inventory	166	(113)	(219)
Accounts payable	(220)	92	322
Accrued compensation	(52)	(38)	203
Accrued income and other taxes	(86)	123	(11)
Other current assets	117	11	(46)
Other current liabilities	30	(30)	22
Other-net	142	52	108
Net cash provided by operating activities	1,664	1,248	1,282
Investing activities			
Capital expenditures for property, plant and equipment	(593)	(568)	(394)
Cash paid for acquisitions of businesses, net of cash acquired	(6,936)	(325)	(222)
Sales (purchases) of short-term investments-net	603	103	(392)
Other-net	(46)	(10)	(4)
Net cash used in investing activities	(6,972)	(800)	(1,012)
Financing activities			
Proceeds from borrowings	7,156	381	55
Payments on borrowings	(1,324)	(78)	(102)
Payments of financing costs	(117)	(3)	-
Cash dividends paid	(512)	(462)	(363)
Exercise of employee stock options	95	71	157
Issuance (repurchase) of shares	159	(343)	-
Excess tax benefit from equity-based compensation	21	57	-
Other-net	2	(4)	(8)
Net cash provided by (used in) financing activities	5,480	(381)	(261)
Effect of currency on cash	20	(15)	(16)
Total increase (decrease) in cash	192	52	(7)
Cash at the beginning of the period	385	333	340
Cash at the end of the period	$ 577	$ 385	$ 333

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In millions)	Ordinary shares Shares	Ordinary shares Dollars	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Shares held in trust	Total Eaton shareholders' equity	Noncontrolling interests	Total equity
Balance at January 1, 2010	332.3	$ 166	$ 3,947	$ 3,893	$ (1,208)	$ (21)	$ 6,777	$ 41	$ 6,818
Net income	-	-	-	929	-	-	929	8	937
Other comprehensive loss, net of tax					(140)		(140)	-	(140)
Cash dividends paid	-	-	-	(363)	-	-	(363)	(8)	(371)
Issuance of shares under equity-based compensation plans-net (net of income tax expense of $3)	7.6	4	146	(4)	-	13	159	-	159
Balance at December 31, 2010	339.9	170	4,093	4,455	(1,348)	(8)	7,362	41	7,403
Net income	-	-	-	1,350	-	-	1,350	2	1,352
Other comprehensive loss, net of tax					(616)		(616)	-	(616)
Cash dividends paid	-	-	-	(462)	-	-	(462)	(4)	(466)
Issuance of shares under equity-based compensation plans-net (net of income tax benefit of $72)	2.8	1	177	(2)	-	2	178	-	178
Business divestiture	-	-	-	-	-	-	-	(16)	(16)
Repurchase of shares	(8.3)	(4)	(101)	(238)	-	-	(343)	-	(343)
Balance at December 31, 2011	334.4	167	4,169	5,103	(1,964)	(6)	7,469	23	7,492
Net income	-	-	-	1,217	-	-	1,217	3	1,220
Other comprehensive loss, net of tax					(26)		(26)	-	(26)
Cash dividends paid	-	-	-	(512)	-	-	(512)	(3)	(515)
Exchange of Eaton Corporation shares (par value $0.50 per share) for Eaton shares (par value $0.01 per share)	-	(166)	166	-	-	-	-	-	-
Issuance of shares under equity-based compensation plans-net (net of income tax benefit of $23)	5.0	2	129	(2)	-	1	130	-	130
Issuance of shares under employee benefit plans	3.2	-	166	-	-	-	166	-	166
Issuance of shares from acquisition of business	128.1	2	6,648	(1)	-	-	6,649	19	6,668
Registration of ordinary shares	-	-	(7)	-	-	-	(7)	-	(7)
Balance at December 31, 2012	470.7	$ 5	$ 11,271	$ 5,805	$ (1,990)	$ (5)	$ 15,086	$ 42	$ 15,128

The accompanying notes are an integral part of the consolidated financial statements.

Amounts are in millions unless indicated otherwise (per share data assume dilution).

Note 1. Summary of Significant Accounting Policies

General Information

Eaton Corporation plc (Eaton or the Company) was incorporated under the laws of Ireland on May 10, 2012, and became the successor registrant to Eaton Corporation on November 30, 2012 in connection with the consummation of the acquisition of Cooper Industries plc (Cooper), which is further described below. Eaton is a diversified power management company providing energy-efficient solutions that help its customers effectively manage electrical, hydraulic and mechanical power, with 2012 net sales of $16.3 billion. The Company is a global technology leader in electrical products, systems and services for power quality, distribution and control, power transmission, lighting and wiring products; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 103,000 employees in over 50 countries, and sells products to customers in 175 countries.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and notes. Actual results could differ from these estimates. Management has evaluated subsequent events through the date the consolidated financial statements were filed with the Securities Exchange Commission.

The consolidated financial statements include the accounts of Eaton and all subsidiaries and other controlled entities. Intercompany transactions and balances have been eliminated. The equity method of accounting is used for investments in associate companies where the Company has a 20% to 50% ownership interest. Equity investments are evaluated for impairment whenever events or circumstances indicate the book value of the investment exceeds fair value. An impairment would exist if there is an other-than-temporary decline in value. These associate companies are not material either individually, or in the aggregate, to Eaton's consolidated financial statements. Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities. In the ordinary course of business, the Company leases certain real properties and equipment, as described in Note 7.

Eaton's functional currency is United States Dollars (USD). The functional currency for most subsidiaries is their local currency. Financial statements for these subsidiaries are translated at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recognized in Accumulated other comprehensive loss.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Revenue Recognition

Sales of products are recognized when a sales agreement is in place, products have been shipped to unaffiliated customers and title has transferred in accordance with shipping terms, the selling price is fixed and determinable and collectability is reasonably assured, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Although the majority of the sales agreements contain standard terms and conditions, there are agreements that contain multiple elements or non-standard terms and conditions. As a result, judgment is required to determine the appropriate accounting, including whether the deliverables specified in these agreements should be treated as separate units of accounting for recognition purposes, and, if so, how the sales price should be allocated among the elements and when to recognize sales for each element. For delivered elements, sales are recognized only when the delivered elements have standalone value, fair values of undelivered elements are known, there are no uncertainties regarding customer acceptance, and there are no customer-negotiated refund or return rights affecting the sales recognized for delivered elements. Sales for service contracts generally are recognized as the services are provided.

Eaton records reductions to revenue for customer and distributor incentives, primarily comprised of rebates, at the time of the initial sale. Rebates are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The rebate programs offered vary across businesses due to the numerous markets Eaton serves, but the most common incentives relate to amounts paid or credited to customers for achieving defined volume levels.

Long-Lived Assets

Depreciation and amortization for property, plant and equipment, and intangible assets subject to amortization, are generally computed by the straight-line method and included in Cost of products sold, Selling and administrative expense, and Research and development expense, as appropriate. Cost of buildings are depreciated generally over 40 years and machinery and equipment over 3 to 10 years. At December 31, 2012, the weighted-average amortization period for intangible assets subject to amortization was 17 years for patents and technology, primarily as a result of the long life of aircraft platforms, and 15 years for customer relationships. Software is amortized up to a maximum life of 10 years.

Long-lived assets, except goodwill and indefinite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Upon indications of impairment, assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset group would be considered impaired when the estimated future net undiscounted cash flows generated by the asset group are less than its carrying value. Determining asset groups and underlying cash flows requires the use of significant judgment.

Goodwill and Indefinite Life Intangible Assets

Goodwill and indefinite life intangible assets are evaluated annually for impairment as of July 1 using either a quantitative or qualitative analysis. The Company performs a quantitative analysis using a discounted cash flow model and other valuation techniques, but may elect to perform a qualitative analysis. A qualitative analysis is performed by assessing certain trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative assessment. Additionally, goodwill and indefinite life intangible assets are evaluated for impairment whenever events or circumstances indicate there may be a possible permanent loss of value.

Goodwill is tested for impairment at the reporting unit level, which is equivalent to Eaton's operating segments, and based on the net assets for each segment, including goodwill and intangible assets. Goodwill is assigned to each operating segment, as this represents the lowest level that constitutes a business and for which discrete financial information is available and is the level which management regularly reviews the operating results.

Goodwill impairment testing for 2012 and 2011 was performed by assessing certain qualitative trends and factors, as described above. These trends and factors were compared to, and based on, the assumptions used in the quantitative assessment performed in 2010. For 2012 and 2011, it is more likely than not that the fair value of Eaton's reporting units substantially exceeded the respective carrying amount.

Indefinite life intangible assets primarily consist of trademarks. The fair value of these assets are determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2012 and 2011, the fair value of indefinite lived intangible assets substantially exceeded the respective carrying value.

For additional information about goodwill and other intangible assets, see Note 4.

Derivative Financial Instruments and Hedging Activities

Eaton uses derivative financial instruments to manage the exposure to the volatility in raw material costs, currency and interest rates on certain debt. These instruments are marked to fair value in the accompanying Consolidated Balance Sheet. Changes in the fair value of derivative assets or liabilities (i.e., gains or losses) are recognized depending upon the type of hedging relationship and whether an instrument has been designated as a hedge. For those instruments that qualify for hedge accounting, Eaton designates the hedging instrument, based upon the exposure being hedged, as a cash flow hedge, a fair value hedge, or a hedge of a net investment in a foreign operation. Changes in fair value of these instruments that do not qualify for hedge accounting are recognized immediately in net income. See Note 12 for additional information about hedges and derivative financial instruments.

Warranty Accruals

Product warranty accruals are established at the time the related sale is recognized through a charge to Cost of products sold. Warranty accrual estimates are based primarily on historical warranty claim experience and specific customer contracts. Provisions for warranty accruals are comprised of basic warranties for products sold, as well as accruals for product recalls and other events when they are known and estimable. See Note 7 for additional information about warranty accruals.

Asset Retirement Obligations

A conditional asset retirement obligation is recognized at fair value when incurred if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation would be considered in the measurement of the liability when sufficient information exists. Eaton believes that for substantially all of its asset retirement obligations, there is an indeterminate settlement date because the range of time over which the Company may settle the obligation is unknown or cannot be estimated. A liability for these obligations will be recognized when sufficient information is available to estimate fair value.

Income Taxes

Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax basis of the respective assets and liabilities, using enacted tax rates in effect for the year when the differences are expected to reverse. Deferred income tax assets are recognized for income tax loss carryforwards and income tax credit carryforwards. Judgment is required in determining and evaluating income tax provisions and valuation allowances for deferred income tax assets. Eaton recognizes the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Eaton evaluates and adjusts these accruals based on changing facts and circumstances. Eaton recognizes interest and penalties related to unrecognized income tax benefits in the provision for income tax expense. The Company has accrued penalties in jurisdictions where they are automatically applied to any deficiency, regardless of the merit of the position. For additional information about income taxes, see Note 8.

Equity-Based Compensation

Eaton recognizes equity-based compensation expense based on the grant date fair value of the award over the period during which an employee is required to provide service in exchange for the award. Restricted stock units and awards (RSUs) are issued at fair market value at the date of grant. These awards entitle the holder to receive one ordinary share for each RSU upon vesting, generally over three or four years. Stock options are granted with an exercise price equal to the closing market price of Eaton ordinary shares on the date of grant. The fair value of stock options is determined using a Black-Scholes option-pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate, and the expected dividend yield. See Note 10 for additional information about equity-based compensation.

Note 2. Acquisitions and Sale of Businesses

Eaton acquired businesses and entered into a joint venture in separate transactions for combined purchase prices totaling $13,796 in 2012, $325 in 2011 and $222 in 2010. The Consolidated Statements of Income include the results of these businesses from the dates of the transactions or formation.

Cooper Industries plc

On November 30, 2012, Eaton Corporation acquired Cooper for a purchase price of $13,192. At the completion of the transaction, the holder of each Cooper common share received from Eaton $39.15 in cash and 0.77479 of an Eaton ordinary share. As a result of the transaction, based on the number of outstanding shares of Eaton Corporation and Cooper as of November 30, 2012, former Eaton Corporation and Cooper shareholders hold approximately 73% and 27%, respectively, of Eaton's ordinary shares after giving effect to the acquisition.

Cooper was incorporated in Ireland and is a diversified global manufacturer of electrical products and systems, with brands including Bussmann electrical and electronic fuses; Crouse-Hinds and CEAG explosion-proof electrical equipment; Halo and Metalux lighting fixtures; and Kyle and McGraw-Edison power systems products. Cooper had annual sales of $5,409 for 2011. For segment reporting purposes, Cooper has been identified as a segment at December 31, 2012. See Note 14 for additional information about business segments.

Eaton's management believes the acquisition of Cooper will provide substantial synergies including, but not limited to, enhanced operational cost efficiencies, incremental revenue opportunities, the acceleration of Eaton's long-term growth potential through greater exposure to faster growing end markets, increased earnings and cash flow and better access to capital markets as a result of enhanced size and an expanded business line.

Fair Value of Consideration Transferred

The total purchase price for the acquisition of Cooper was $13,192, comprised of Eaton share consideration valued at $6,649 and cash consideration for Cooper shares of $6,474 and to settle certain Cooper equity-based compensation plans of $69, as follows:

Cooper shares outstanding as of November 30, 2012	163.6
Cooper shares issued pursuant to conversion of stock options and share units outstanding under Cooper equity-based compensation plans	1.8
Total Cooper shares and share equivalents prior to transaction	165.4
Exchange ratio per share	0.77479
Total Eaton shares issued	128.1
Weighted-average Eaton Corporation per share price on November 30, 2012	$ 51.91
Total value of Eaton shares issued	$ 6,649
Total cash consideration paid at $39.15 per Cooper share and share equivalent	6,474
Total cash consideration paid for equity-based compensation plans	69
Total consideration	$ 13,192

Preliminary Estimated Fair Values

The acquisition of Cooper has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed be recognized at their respective fair values as of the acquisition date. For accounting purposes, Eaton has been treated as the acquirer in the transaction. Acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. The process for estimating the fair values of identifiable intangible assets and certain tangible assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates.

The entire purchase price allocation for Cooper is preliminary. As the Company finalizes the fair value of assets acquired and liabilities assumed, additional purchase price adjustments will be recorded during the measurement period in 2013. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company's results of operations. The finalization of the purchase accounting assessment will result in changes in the valuation of assets acquired and liabilities assumed and may have a material impact on the Company's results of operations and financial position.

The table below presents the preliminary estimated fair values of assets acquired and liabilities assumed on the acquisition date. These preliminary estimates will be revised during the measurement period as third-party valuations are finalized, additional information becomes available and as additional analyses are performed, and these differences could have a material impact on Eaton's results of operations and financial position.

	November 30, 2012
Working capital accounts [1]	$ 2,314
Prepaid expenses and other current assets	339
Property, plant and equipment	940
Investment in Apex Tool Group, LLC	800
Intangible assets	4,577
Other assets	35
Debt	(1,221)
Accounts payable	(519)
Other current liabilities	(634)
Other noncurrent liabilities	(1,943)
Total identifiable net assets	4,688
Goodwill	8,504
Total consideration	$ 13,192

(1) Working capital accounts include Cash, Short-term investments, Accounts receivable and Inventory.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the expected revenue and cost synergies of the combined company and assembled workforce, which are further described above. Goodwill recognized as a result of the acquisition is not deductible for tax purposes. See Note 4 for additional information about goodwill and other intangible assets.

The preliminary estimated fair value of Accounts receivable is based on the historical gross contractual amount receivable as of the acquisition date and totals $963.

Contingent liabilities assumed as part of the transaction total $149 and are included in Other current liabilities and Other noncurrent liabilities. These contingent liabilities are related to environmental, legal (including product liability claims) and tax matters. Contingent liabilities are recorded at fair value in purchase accounting, aside from those pertaining to uncertainty in income taxes which are an exception to the fair value basis of accounting. Legal matters, and certain environmental matters that are legal in nature, are recorded at the respective probable and estimable amount. The estimated fair values noted above are preliminary and based on historical recorded amounts, and are subject to change upon completion of the final valuation. Changes in the respective fair value of these assumed contingent liabilities may be material.

Actual and Pro Forma Impact

Eaton's Consolidated Financial Statements include Cooper's results of operations from the date of acquisition on November 30, 2012 through December 31, 2012. Net sales and segment operating profit attributable to Cooper during this period and included in Eaton's Consolidated Financial Statements for the year ended December 31, 2012 total $470 and $66, respectively.

The following unaudited pro forma information gives effect to Eaton's acquisition of Cooper as if the acquisition had occurred on January 1, 2011 and Cooper had been included in Eaton's consolidated results of operations for the years ended December 31, 2012 and December 31, 2011.

	2012	2011
Net sales	$ 21,792	$ 21,600
Net income from continuing operations attributable to Eaton ordinary shareholders	1,751	1,699
Diluted earnings per share from continuing operations	$ 3.66	$ 3.61

The historical consolidated financial information of Eaton and Cooper has been adjusted in the pro forma information to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable and (3) expected to have a continuing impact on the combined results. For pro forma purposes, the equity in income of Apex Tool Group, LLC has been excluded as this joint venture was sold on February 1, 2013.

Acquisitions and Sale of Other Businesses

Eaton acquired other businesses and entered into a joint venture in separate transactions in 2012, 2011, and 2010. The Consolidated Statements of Income include the results of these businesses from the dates of the transactions or formation. These transactions and the related annual sales prior to acquisition are summarized on page 35.

Sale of Apex Tool Group, LLC

In July 2010, Cooper formed a joint venture, named Apex Tool Group, LLC (Apex), with Danaher Corporation (Danaher). Apex was formed by combining Cooper's tools business with certain tools businesses from Danaher's Tools and Components segment. Cooper and Danaher each owned a 50% interest in the joint venture, had equal representation on its board of directors and had a 50% voting interest in the joint venture.

On October 10, 2012, Cooper and Danaher announced they had entered into a definitive agreement to sell Apex to Bain Capital for approximately $1.6 billion subject to post-closing adjustments. On February 1, 2013, the sale of Apex was completed.

Note 3. Acquisition Integration and Restructuring Charges

Acquisition Integration Charges and Transaction Costs

Eaton incurs integration charges and transaction costs related to acquired businesses. A summary of these charges follows:

	2012	2011	2010
Acquisition integration charges			
Electrical Americas	$ 7	$ 8	$ 2
Electrical Rest of World	8	2	33
Cooper	2	-	-
Hydraulics	16	4	1
Aerospace	-	-	4
Total business segments	33	14	40
Corporate	11	-	-
Total acquisition integration charges	$ 44	$ 14	$ 40
Transaction costs			
Corporate	$ 106	$ -	$ -
Financing fees	72	-	-
Total transaction costs	$ 178	$ -	$ -
Total acquisition integration charges and transaction costs before income taxes	$ 222	$ 14	$ 40
Total after income taxes	$ 167	$ 10	$ 27
Per ordinary share - diluted	$ 0.48	$ 0.03	$ 0.08

Integration charges in 2012 were related primarily to Polimer Kauçuk Sanayi ve Pazarlama A.Ş (SEL), Jeil Hydraulics, Cooper and Internormen Technology Group. Integration charges in 2011 were related primarily to CopperLogic, Tuthill Coupling Group, Wright Line Holding, EMC Engineers and Internormen Technology Group. Integration charges in 2010 were related primarily to Moeller and Phoenixtec. These charges were included in Cost of products sold or Selling and administrative expense, as appropriate.

Corporate integration charges in 2012 were related primarily to the acquisition of Cooper. These charges were included in Selling and administrative expense. In Business Segment Information the charges were included in Other corporate expense-net.

Acquisition-related transaction costs, such as investment banking, legal and other professional fees are not included as a component of consideration transferred in an acquisition, but are expensed as incurred. Acquisition-related transaction costs in 2012 were related primarily to the acquisition of Cooper. These charges were included in Selling and administrative expense, Interest expense-net and Other expense (income)-net. In Business Segment Information the charges were included in Interest expense-net and Other corporate expense-net.

See Note 2 for additional information about Cooper and other business acquisitions.

Restructuring Charges

During the fourth quarter of 2012, Eaton undertook restructuring activities to improve the efficiency of certain businesses. These actions resulted in a charge of $50, comprised of severance costs totaling $34 and other non-cash expenses totaling $16. These charges were included in Cost of products sold or Selling and administrative expense, as appropriate. In Business Segment Information, the charges reduced Operating profit of the related business segment. See Note 14 for additional information about business segments. As of December 31, 2012, the liability related to these restructuring actions totaled $34 and is expected to be paid out during the first half of 2013.

Summary of Acquisitions of Businesses and Joint Ventures

Acquired businesses and joint venture	Date of transaction	Business segment	Annual sales
Rolec Comercial e Industrial S.A. *A Chilean manufacturer of integrated power assemblies and low- and medium-voltage switchgear, and a provider of engineering services serving mining and other heavy industrial applications in Chile and Peru.*	September 28, 2012	Electrical Americas	$85 for the 12 months ended September 30, 2012
Jeil Hydraulics Co., Ltd. *A Korean manufacturer of track drive motors, swing drive motors, main control valves and remote control valves for the construction equipment market.*	July 6, 2012	Hydraulics	$189 for 2011
Polimer Kauçuk Sanayi ve Pazarlama A.Ş. *A Turkish manufacturer of hydraulic and industrial hose for construction, mining, agriculture, oil and gas, manufacturing, food and beverage, and chemicals markets. This business sells its products under the SEL brand name.*	June 1, 2012	Hydraulics	$335 for 2011
Gycom Electrical Low-Voltage Power Distribution, Control and Automation *A Swedish electrical low-voltage power distribution, control and automation components business.*	June 1, 2012	Electrical Rest of World	$24 for 2011
E.A. Pedersen Company *A United States manufacturer of medium voltage switchgear, metal-clad switchgear, power control buildings and relay control panels primarily for the electrical utilities industry.*	December 29, 2011	Electrical Americas	$37 for 2011
IE Power, Inc. *A Canadian provider of high power inverters for a variety of mission-critical applications including solar, wind and battery energy storage.*	August 31, 2011	Electrical Americas	$5 for 2010
E. Begerow GmbH & Co. KG *A German system provider of advanced liquid filtration solutions. This business develops and produces technologically innovative filter media and filtration systems for food and beverage, chemical, pharmaceutical and industrial applications.*	August 15, 2011	Hydraulics	$84 for 2010
ACTOM Low Voltage *A South African manufacturer and supplier of motor control components, engineered electrical distribution systems and uninterruptible power systems.*	June 30, 2011	Electrical Rest of World	$65 for the year ended May 31, 2011
C.I. ESI de Colombia S.A. *A Colombian distributor of industrial electrical equipment and engineering services in the Colombian market, focused on oil and gas, mining, and industrial and commercial construction.*	June 2, 2011	Electrical Americas	$8 for 2010
Internormen Technology Group *A Germany-based manufacturer of hydraulic filtration and instrumentation with sales and distribution subsidiaries in China, the United States, India and Brazil.*	May 12, 2011	Hydraulics	$55 for 2010
Eaton-SAMC (Shanghai) Aircraft Conveyance System Manufacturing Co., Ltd. *A 49%-owned joint venture in China focusing on the design, development, manufacturing and support of fuel and hydraulic conveyance systems for the global civil aviation market.*	March 8, 2011	Aerospace	Joint venture
Tuthill Coupling Group *A United States based manufacturer of pneumatic and hydraulic quick coupling solutions and leak-free connectors used in industrial, construction, mining, defense, energy and power applications.*	January 1, 2011	Hydraulics	$35 for the year ended November 30, 2010
Chloride Phoenixtec Electronics *A China manufacturer of uninterruptible power systems. Eaton acquired the remaining shares to increase its ownership from 50% to 100%.*	October 12, 2010	Electrical Rest of World	$25 for the year ended September 30, 2010
CopperLogic, Inc. *A Canadian manufacturer of electrical and electromechanical systems.*	October 1, 2010	Electrical Americas	$35 for the year ended September 30, 2010
Wright Line Holding, Inc. *A United States provider of customized enclosures, rack systems, and air-flow management systems to store, power, and secure mission-critical IT data center electronics.*	August 25, 2010	Electrical Americas	$101 for the year ended June 30, 2010
EMC Engineers, Inc. *A United States energy engineering and energy services company that delivers energy efficiency solutions for a wide range of governmental, educational, commercial and industrial facilities.*	July 15, 2010	Electrical Americas	$24 for 2009

Note 4. Goodwill and Other Intangible Assets

A summary of goodwill follows:

	2012	2011
Electrical Americas	$ 2,677	$ 2,043
Electrical Rest of World	1,188	981
Cooper	7,725	-
Hydraulics	1,404	1,116
Aerospace	1,045	1,040
Truck	149	150
Automotive	208	207
Total goodwill	$14,396	$ 5,537

The increase in goodwill in 2012 was primarily due to the acquisition of Cooper, which totaled $8,504. As a result of benefiting from the anticipated synergies of acquiring Cooper, $601 and $191 of the total goodwill from the acquisition of Cooper was allocated to the Electrical Americas and Electrical Rest of World reporting units, respectively. Excluding the impact of the acquisition of Cooper, the increase in goodwill in 2012 was primarily due to other business acquisitions and currency translation. For additional information regarding Cooper and other business acquisitions, see Note 2.

A summary of other intangible assets follows:

	2012		2011	
	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Intangible assets not subject to amortization (primarily trademarks)	$ 1,296		$ 451	
Intangible assets subject to amortization				
Customer relationships	$ 4,100	$ 428	$ 1,173	$ 322
Patents and technology	1,500	325	849	308
Other	792	156	481	132
Total other intangible assets	$ 6,392	$ 909	$ 2,503	$ 762

Amortization expense related to intangible assets subject to amortization in 2012, and estimated amortization expense for each of the next five years, follows:

2012	$ 186
2013	420
2014	413
2015	409
2016	405
2017	402

Other Intangible Assets Related to the Acquisition of Cooper

The preliminary estimated fair values of other intangible assets acquired in the Cooper transaction included in the table above were determined using an income valuation approach, which requires a forecast of expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method. The estimated useful lives are based on Eaton's historical experience. These estimated fair values and useful lives are subject to change upon completion of the final valuation. Changes in fair value of the acquired intangible assets may be material. The estimated fair value of these identifiable intangible assets, their estimated useful lives and valuation methodology are as follows:

	Fair value	Useful life	Valuation method
Trade names (indefinite-lived)	$ 845	N/A	Relief-from-royalty
Trade names	307	3-15	Relief-from-royalty
Customer relationships	2,780	14-20	Multi-period excess earnings
Technology	645	8-15	Relief-from-royalty
	$ 4,577		

Note 5. Debt

A summary of long-term debt, including the current portion, follows:

	2012	2011
5.75% notes due 2012	$ -	$ 300
4.90% notes due 2013		
($200 converted to floating rate by interest rate swap)	300	300
5.95% notes due 2014		
($100 converted to floating rate by interest rate swap)	250	250
Floating rate notes due 2014		
($300 converted to fixed rate by interest rate swap)	300	300
5.45% debentures due 2015	300	-
4.65% notes due 2015	100	100
0.95% senior notes due 2015	600	-
2.375% debentures due 2016	250	-
5.30% notes due 2017		
($150 converted to floating rate by interest rate swap)	250	250
6.10% debentures due 2017	300	-
1.50% senior notes due 2017	1,000	-
5.60% notes due 2018		
($415 converted to floating rate by interest rate swap)	450	450
4.215% Japanese Yen notes due 2018	116	129
6.95% notes due 2019		
($300 converted to floating rate by interest rate swap)	300	300
3.875% debentures due 2020	250	-
3.47% notes due 2021	300	-
8.10% debentures due 2022	100	100
2.75% senior notes due 2022	1,600	-
3.68% notes due 2023	300	-
6.50% debentures due 2025	145	145
7.65% debentures due 2029		
($50 converted to floating rate by interest rate swap)	200	200
4.00% senior notes due 2032	700	-
5.45% debentures due 2034		
($25 converted to floating rate by interest rate swap)	140	140
5.80% notes due 2037	240	240
4.15% senior notes due 2042	1,000	-
5.25% to 12.5% notes (maturities ranging from 2012 to 2035)	255	266
Other	330	217
Total long-term debt	10,076	3,687
Less current portion of long-term debt	(314)	(321)
Long-term debt less current portion	$9,762	$3,366

Short-term debt of $757 at December 31, 2012 included an outstanding borrowing of $669 on a $6.75 billion, 364-day bridge facility, as described below, $75 of short-term commercial paper in the United States which had a weighted-average interest rate of 0.50%, $9 of other short-term debt in the United States, and $4 of short-term debt outside the United States. Short-term debt of $86 at December 31, 2011 included $75 of short-term commercial paper in the United States which had a weighted-average interest rate of 0.45%, $10 of other short-term debt in the United States, and $1 of short-term debt outside the United States. Borrowings outside the United States are generally denominated in local currencies. Operations outside the United States had available short-term lines of credit of $2,099 from various banks worldwide at December 31, 2012.

On November 30, 2012, the closing date of the acquisition of Cooper, Eaton borrowed $1,669 on a $6.75 billion, 364-day bridge facility (the Facility) which was obtained on May 21, 2012. The Facility was obtained to finance a portion of the cash paid to acquire Cooper and was available in a single draw on the closing date of the acquisition. At December 31, 2012, $669 remained outstanding. Related deferred financing fees totaled $69, of which $68 have been amortized in Interest expense-net as of December 31, 2012. On February 1, 2013, Eaton repaid the outstanding balance on the Facility.

On November 14, 2012, Eaton issued senior notes (the Senior Notes) totaling $4,900 related to financing the cash portion of the acquisition of Cooper. The Senior Notes are comprised of five tranches which mature in 2015, 2017, 2022, 2032 and 2042, with interest payable semi-annually at a respective rate of 0.95%, 1.50%, 2.75%, 4.00% and 4.15%. Eaton received proceeds totaling $4,853 from the issuance, net of financing costs and nominal discounts. The Senior Notes are fully and unconditionally guaranteed on an unsubordinated, unsecured basis by Eaton and certain of its direct and indirect subsidiaries. The Senior Notes contain an optional redemption provision by which the Company may make an offer to purchase all or any part of the Senior Notes at a purchase price of the greater of (a) 100% of the principal amount of the respective Senior Notes being redeemed, or (b) the sum of the present values of the respective remaining scheduled payments of principal and interest, discounted to the redemption date on a semi-annual basis, plus basis points ranging from 10 to 25 based on the respective Senior Note tranche. The Senior Notes also contain a change of control provision which requires the Company to make an offer to purchase all or any part of the Senior Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest. The Senior Notes are required to be registered within 360 days of issuance and are subject to penalties for failure to comply with this provision. At December 31, 2012, capitalized deferred financing fees total $40. The capitalized deferred financing fees and nominal discounts are amortized in Interest expense-net over the respective terms of the Senior Notes. The Senior Notes are subject to customary non-financial covenants.

On June 28, 2012, Eaton received proceeds totaling $600 from the private issuance of $300, 3.47% notes due June 28, 2021 and $300, 3.68% notes due June 28, 2023 (collectively, the Notes). Interest is payable semi-annually. The Notes contain a change of control provision which requires the Company to make an offer to purchase all or any part of the Notes at a purchase price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to certain customary covenants and are fully and unconditionally guaranteed by Eaton and certain of its direct and indirect subsidiaries.

On June 14, 2012, Eaton refinanced a $500, three-year revolving credit facility and a $500, five-year revolving credit facility with a $750, three-year revolving credit facility that will expire June 14, 2015 and a $750, five-year revolving credit facility that will expire June 14, 2017, respectively. On June 16, 2011, Eaton refinanced a $500, five-year revolving credit facility that had been set to expire on September 1, 2011. The new $500, five-year revolving credit facility will expire June 16, 2016. The 2012 refinancings increased long-term revolving credit facilities from $1,500 to $2,000. The revolving credit facilities are used to support commercial paper borrowings and are fully and unconditionally guaranteed by Eaton and certain of its direct and indirect subsidiaries, including Cooper. There were no borrowings outstanding under Eaton's revolving credit facilities at December 31, 2012 or 2011.

On June 16, 2011, Eaton issued $300 floating rate senior unsecured Notes due June 16, 2014 (the Floating Rate Notes). The Floating Rate Notes bear interest annually at a floating rate, reset quarterly, equal to the three-month LIBOR rate for U.S. dollars plus 0.33%. Interest is payable quarterly in arrears. The Floating Rate Notes contain a provision which requires the Company to make an offer to purchase all or any part of the Floating Rate Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest if certain change of control events occur. The Floating Rate Notes are subject to customary non-financial covenants.

Eaton is in compliance with each of its debt covenants for all periods presented. Eaton Corporation and Cooper each issued guarantees on November 30, 2012 and January 8, 2013, respectively, on all material outstanding debt of the other.

Mandatory maturities of long-term debt for each of the next five years follow:

2013	$ 314
2014	568
2015	1,008
2016	261
2017	1,551

Interest paid on debt follows:

2012	$ 276
2011	174
2010	170

Note 6. Retirement Benefits Plans

Eaton has defined benefits pension plans and other postretirement benefits plans.

Obligations and Funded Status

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2012	2011	**2012**	2011	**2012**	2011
Funded status						
Fair value of plan assets	$ 2,607	$ 1,664	$ 1,248	$ 989	$ 146	$ 156
Benefit obligations	(3,817)	(2,899)	(2,006)	(1,505)	(940)	(853)
Funded status	$(1,210)	$(1,235)	$ (758)	$ (516)	$ (794)	$ (697)
Amounts recognized in the Consolidated Balance Sheets						
Non-current assets	$ -	$ -	$ 71	$ 78	$ -	$ -
Current liabilities	(15)	(12)	(27)	(24)	(62)	(55)
Non-current liabilities	(1,195)	(1,223)	(802)	(570)	(732)	(642)
Total	$(1,210)	$(1,235)	$ (758)	$ (516)	$ (794)	$ (697)
Amounts recognized in Accumulated other comprehensive loss (pretax)						
Net actuarial loss	$ 1,618	$ 1,601	$ 550	$ 348	$ 269	$ 257
Prior service cost (credit)	1	1	9	10	(7)	(9)
Other	2	-	-	-	-	-
Total	$ 1,621	$ 1,602	$ 559	$ 358	$ 262	$ 248

Change in Benefit Obligations

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2012	2011	**2012**	2011	**2012**	2011
Balance at January 1	$ 2,899	$ 2,458	$ 1,505	$ 1,460	$ 853	$ 826
Service cost	115	93	50	48	17	15
Interest cost	134	132	77	78	38	41
Actuarial loss	264	346	196	26	34	41
Gross benefits paid	(132)	(131)	(78)	(82)	(94)	(101)
Currency translation	-	-	54	(23)	-	(1)
Acquisitions	536	-	201	-	64	-
Other	1	1	1	(2)	28	32
Balance at December 31	$ 3,817	$ 2,899	$ 2,006	$ 1,505	$ 940	$ 853
Accumulated benefit obligation	$ 3,639	$ 2,762	$ 1,878	$ 1,364		

Change in Plan Assets

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2012	2011	**2012**	2011	**2012**	2011
Balance at January 1	$ 1,664	$ 1,572	$ 989	$ 937	$ 156	$ -
Actual return on plan assets	293	(41)	86	39	13	2
Employer contributions	311	264	102	108	43	223
Gross benefits paid	(132)	(131)	(78)	(82)	(94)	(101)
Currency translation	-	-	39	(6)	-	-
Acquisitions	471	-	128	-	-	-
Other	-	-	(18)	(7)	28	32
Balance at December 31	$ 2,607	$ 1,664	$ 1,248	$ 989	$ 146	$ 156

The components of pension plans with an accumulated benefit obligation in excess of plan assets at December 31 follow:

	United States pension liabilities		Non-United States pension liabilities	
	2012	2011	**2012**	2011
Projected benefit obligation	$3,817	$ 2,899	$ 1,405	$ 990
Accumulated benefit obligation	3,639	2,762	1,300	925
Fair value of plan assets	2,607	1,664	657	446

Changes in pension and other postretirement benefit liabilities recognized in Accumulated other comprehensive loss follow:

	United States pension liabilities		Non-United States pension liabilities		Other postretirement liabilities	
	2012	2011	**2012**	2011	**2012**	2011
Balance at January 1	$ 1,602	$ 1,142	$ 358	$ 319	$ 248	$ 221
Prior service cost arising during the year	1	1	-	4	-	-
Net loss arising during the year	154	551	205	58	27	39
Currency translation	-	-	15	(5)	-	-
Less amounts included in expense during the year	(138)	(92)	(19)	(18)	(13)	(12)
Other	2	-	-	-	-	-
Net change for the year	19	460	201	39	14	27
Balance at December 31	$ 1,621	$ 1,602	$ 559	$ 358	$ 262	$ 248

Retirement Benefits Plans Assumptions

Pension Plans

	United States pension plans			Non-United States pension plans		
	2012	2011	2010	**2012**	2011	2010
Assumptions used to determine benefit obligation at year-end						
Discount rate	3.97%	4.70%	5.50%	4.17%	5.12%	5.40%
Rate of compensation increase	3.16%	3.15%	3.61%	3.09%	3.62%	3.63%
Assumptions used to determine expense						
Discount rate	4.70%	5.50%	6.00%	5.12%	5.40%	5.59%
Expected long-term return on plan assets	8.50%	8.50%	8.95%	7.10%	7.17%	7.20%
Rate of compensation increase	3.15%	3.61%	3.62%	3.62%	3.63%	3.58%

The expected long-term rate of return on pension assets was determined for each country and reflects long-term historical data taking into account each plan's target asset allocation. The discount rate was determined using appropriate bond data for each country.

Other Postretirement Benefits Plans

Substantially all of the obligation for other postretirement benefits plans relates to United States plans. Assumptions used to determine other postretirement benefits obligations and expense follow:

	Other postretirement benefits plans		
	2012	2011	2010
Assumptions used to determine benefit obligation at year-end			
Discount rate	3.79%	4.60%	5.20%
Health care cost trend rate assumed for next year	6.96%	7.60%	8.10%
Ultimate health care cost trend rate	4.53%	4.50%	4.50%
Year ultimate health care cost trend rate is achieved	2022	2020	2020

	Other postretirement benefits plans		
	2012	2011	2010
Assumptions used to determine expense			
Discount rate	4.60%	5.20%	5.70%
Initial health care cost trend rate	7.60%	8.10%	8.30%
Ultimate health care cost trend rate	4.50%	4.50%	4.75%
Year ultimate health care cost trend rate is achieved	2020	2020	2017

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A 1-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on total service and interest cost	$ 1	$ (1)
Effect on other postretirement liabilities	22	(20)

Employer Contributions to Retirement Benefits Plans

Contributions to pension plans that Eaton expects to make in 2013, and made in 2012, 2011 and 2010, follow:

	2013	**2012**	2011	2010
United States plans	$ 191	$ 311	$ 264	$ 313
Non-United States plans	112	102	108	90
Total contributions	$ 303	$ 413	$ 372	$ 403

During 2011, Eaton contributed $154 into a Voluntary Employee Benefit Association (VEBA) trust for the pre-funding of postretirement Medicare Part D prescription drug benefits for the Company's eligible United States employees and retirees.

The following table provides the estimated pension and other postretirement benefit payments for each of the next five years, and the five years thereafter in the aggregate. For other postretirement benefits liabilities, the expected subsidy receipts relate to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, which would reduce the gross payments listed below.

	Estimated United States pension payments	Estimated non-United States pension payments	Estimated other postretirement benefit payments	
			Gross	Medicare prescription drug subsidy
2013	$ 228	$ 89	$ 93	$ (7)
2014	405	90	91	(6)
2015	255	92	84	(6)
2016	272	95	81	(5)
2017	279	98	77	(5)
2018-2022	1,473	535	328	(13)

Pension lump-sum payments in 2013 are restricted to 50% due to limitations imposed by the Pension Protection Act.

Benefits Expense

The estimated pretax net amounts that will be recognized from Accumulated other comprehensive loss into net periodic benefit cost in 2013 follow:

	United States pension liabilities	Non-United States pension liabilities	Other postretirement liabilities
Actuarial loss	$176	$ 27	$ 15
Prior service cost (credit)	-	1	(2)
Total	$176	$ 28	$ 13

	United States pension benefit expense			Non-United States pension benefit expense			Other postretirement benefits expense		
	2012	2011	2010	**2012**	2011	2010	**2012**	2011	2010
Service cost	$ 115	$ 93	$ 80	$ 50	$ 48	$ 39	$ 17	$ 15	$ 16
Interest cost	134	132	131	77	78	69	38	41	46
Expected return on plan assets	(183)	(164)	(156)	(77)	(70)	(62)	(6)	-	-
Amortization	118	75	53	15	13	8	13	12	10
	184	136	108	65	69	54	62	68	72
Curtailment loss	-	-	1	1	1	-	-	-	-
Settlement loss	20	17	16	3	4	-	-	-	-
Total expense	$ 204	$ 153	$ 125	$ 69	$ 74	$ 54	$ 62	$ 68	$ 72

Pension Plan Assets

Investment policies and strategies are developed on a country specific basis. The United States plans, representing 68% of worldwide pension assets, and the United Kingdom plans representing 26% of worldwide pension assets, are invested primarily for growth, as the majority of the assets are in open plans with active participants and ongoing accruals. In general, the plans have their primary allocation to diversified, global equities, primarily through index funds in the form of common collective trusts. The United States plans' target allocation is 39% United States equities, 30% non-United States equities, 4% real estate (primarily equity of real estate investment trusts) and 27% debt securities and other, including cash equivalents. The United Kingdom plans' target asset allocations are 62% equities and the remainder in debt securities. The equity risk for the plans is managed through broad geographic diversification and diversification across industries and levels of market capitalization. The majority of debt allocations for these plans are longer duration government (including inflation protected securities) and corporate debt. The United States pension plans are authorized to use derivatives to achieve more economically desired market exposures and to use futures, swaps and options to gain or hedge exposures.

Other Postretirement Benefits Plan Assets

The VEBA trust which holds U.S. other postretirement benefits plan assets has investment guidelines that include allocations to global equities and fixed income investments. The trust's target investment allocation is 50% diversified global equities and 50% fixed income securities. The fixed income securities are primarily comprised of intermediate term, high quality, dollar denominated, fixed income instruments. The equity allocation is invested in a diversified global equity index fund in the form of a collective trust.

Fair Value Measurements

Financial instruments included in pension and other postretirement benefits plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology as follows:

Level 1 – Quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable prices or inputs.

Pension Plans

A summary of the fair value of pension plan assets at December 31, 2012 and 2011, follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2012				
Common collective trusts				
Non-United States equity and global equities	$1,313	$ -	$1,313	$ -
United States equity	978	-	978	-
Fixed income	538	-	538	-
Long duration funds	61	-	61	-
Exchange traded funds	43	-	43	-
Fixed income securities	331	-	331	-
United States treasuries	143	143	-	-
Real estate	124	119	-	5
Equity securities	104	104	-	-
Cash equivalents	140	7	133	-
Registered investment companies	40	40	-	-
Other	40	3	1	36
Total pension plan assets	$3,855	$ 416	$3,398	$ 41
2011				
Common collective trusts				
Non-United States equity and global equities	$ 925	$ -	$ 925	$ -
United States equity	642	-	642	-
Fixed income	263	-	263	-
Long duration funds	107	-	107	-
Fixed income securities	296	-	296	-
United States treasuries	120	120	-	-
Real estate	82	82	-	-
Equity securities	79	79	-	-
Cash equivalents	67	9	58	-
Registered investment companies	35	35	-	-
Other	37	2	-	35
Total pension plan assets	$2,653	$ 327	$2,291	$ 35

Other Postretirement Benefits Plans

A summary of the fair value of other postretirement benefits plan assets at December 31, 2012 and 2011, follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2012				
Common collective trusts				
Global equities	$ 75	$ -	$ 75	$ -
Fixed income securities	67	-	67	-
Cash equivalents	5	5	-	-
Total other postretirement benefits plan assets	$ 147	$ 5	$ 142	$ -
2011				
Common collective trusts				
Global equities	$ 52	$ -	$ 52	$ -
Fixed income securities	50	-	50	-
Cash equivalents	54	54	-	-
Total other postretirement benefits plan assets	$ 156	$ 54	$ 102	$ -

Valuation Methodologies

Following is a description of the valuation methodologies used for pension and other postretirement benefits plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

- *Common collective trusts* – Valued at the net unit value of units held by the trust at year end. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned. The equity investments in collective trusts are predominantly in index funds for which the underlying securities are actively traded in public markets based upon readily measurable prices.
- *Fixed income securities* – These securities consist of publicly traded United States and non-United States fixed interest obligations (principally corporate and government bonds and debentures). The fair value of corporate and government debt securities is determined through third-party pricing models that consider various assumptions, including time value, yield curves, credit ratings and current market prices. The Company verifies the results of trustees or custodians and evaluates the pricing classification of these securities by performing analyses using other third-party sources.
- *United States treasuries* – Valued at the closing price of each security.
- *Real estate and equity securities* – These securities consist of direct investments in the stock of publicly traded companies. Such investments are valued based on the closing price reported in an active market on which the individual securities are traded. As such, the direct investments are classified as Level 1.
- *Cash equivalents* – Primarily certificates of deposit, commercial paper and repurchase agreements.
- *Registered investment companies* – Valued at the closing price of the exchange traded fund's shares.
- *Other* – Primarily insurance contracts for international plans and also futures contracts and over-the-counter options. These investments are valued based on the closing prices of future contracts or indices as available on the Bloomberg or similar service, and private equity investments.

For additional information regarding fair value measurements, see Note 11.

Defined Contribution Plans

The Company has various defined contribution benefit plans, primarily consisting of the Eaton Savings Plan in the United States. The total contributions related to these plans are charged to expense and were as follows:

2012	$ 74
2011	65
2010	33

Following the acquisition of Cooper, the Cooper Retirement Savings and Stock Ownership Plan Trust, which had been a Cooper shareholder, purchased 3.2 million newly issued ordinary shares of Eaton for an aggregate purchase price of $166 on December 5, 2012, using the cash portion of the acquisition proceeds it received for its Cooper shares. The purchase price was $51.26 per share, which was the approximate closing per share price of Eaton shares on the New York Stock Exchange on December 4, 2012. There were no underwriting discounts or commissions in connection with the purchase. The transaction was completed pursuant to an exemption found under Section 4(2) of The Securities Act of 1933, as amended.

Note 7. Commitments and Contingencies

Legal Contingencies

Eaton is subject to a broad range of claims, administrative and legal proceedings such as lawsuits that relate to contractual allegations, tax audits, patent infringement, personal injuries (including asbestos claims), antitrust matters and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes they will not have a material effect on the consolidated financial statements.

In December 2010, a Brazilian court held that a judgment obtained by a Brazilian company, Raysul, against another Brazilian company, Saturnia, which was sold by Eaton in 2006, could be enforced against Eaton Ltda. This judgment is based on an alleged violation of an agency agreement between Raysul and Saturnia. At December 31, 2012, the Company has a total accrual of 79 Brazilian Reais related to this matter ($39 based on current exchange rates), comprised of 60 Brazilian Reais recognized in the fourth quarter of 2010 ($30 based on current exchange rates) with an additional 19 Brazilian Reais recognized through December 31, 2012 ($9 based on current exchange rates) due to subsequent accruals for interest and inflation. The Company expects that any sum it may be required to pay in connection with this matter will not exceed the amount of the recorded liability. In 2010, Eaton filed motions for clarification with the Brazilian court of appeals which were denied on April 6, 2011. Eaton Holding and Eaton Ltda. filed appeals on various issues to the Superior Court of Justice in Brasilia. All appeals have been accepted by the Superior Court of Justice and will be heard in due course.

On October 5, 2006, ZF Meritor LLC and Meritor Transmission Corporation (collectively, Meritor) filed an action against Eaton in the United States District Court for Delaware. The action sought damages, which would be trebled under United States antitrust laws, as well as injunctive relief and costs. The suit alleged that Eaton engaged in anti-competitive conduct against Meritor in the sale of heavy-duty truck transmissions in North America. Following a four week trial on liability only, on October 8, 2009, the jury returned a verdict in favor of Meritor. Eaton firmly believes that it competes fairly and honestly for business in the marketplace, and that at no time did it act in an anti-competitive manner. During an earlier stage in the case, the judge concluded that damage estimates contained in a report filed by Meritor were not based on reliable data and the report was specifically excluded from the case. On November 3, 2009, Eaton filed a motion for judgment as a matter of law and to set aside the verdict. That motion was denied on March 10, 2011. On March 14, 2011, Eaton filed a motion for entry of final judgment of liability, zero damages and no injunctive relief. That motion was denied on June 9, 2011. On August 19, 2011, the Court entered final judgment of liability but awarded zero damages to plaintiffs. The Court also entered an injunction prohibiting Eaton from offering rebates or other incentives based on purchasing targets but stayed the injunction pending appeal. Eaton appealed the liability finding and the injunction to the Third Circuit Court of Appeals. Meritor cross-appealed the finding of zero damages. On September 28, 2012, the Court of Appeals affirmed the District Court's denial of Eaton's motion for judgment as a matter of law, and let stand the jury verdict in favor of Meritor. The Third Circuit also ruled that the plaintiffs' damages report was properly excluded, but reversed the judgment of zero damages and ordered that the District Court must allow plaintiffs a limited opportunity to amend the damages report, which may be re-considered for reliability and admissibility. Injunctive relief also was vacated. An estimate of any potential loss related to this action cannot be made at this time.

Environmental Contingencies

Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. The Company's manufacturing facilities are required to be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention.

Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party under the United States federal Superfund law at a number of disposal sites. The Company became involved in these sites through the Company's voluntary decision, in connection with business acquisitions, or as a result of government action. At the end of 2012, the Company was involved with a total of 142 sites worldwide, including the Superfund sites mentioned above, with none of these sites being individually significant to the Company.

Remediation activities, generally involving soil and/or groundwater contamination, include pre-cleanup activities such as fact finding and investigation, risk assessment, feasibility study, design and action planning, performance (where actions may range from monitoring, to removal of contaminants, to installation of longer-term remediation systems), and operation and maintenance of a remediation system. The extent of expected remediation activities and costs varies by site. A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be paid over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs when it is probable that a liability has been incurred. Actual results may differ from these estimates. At December 31, 2012 and 2011, the Company had an accrual totaling $125 and $62, respectively, for these costs.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably possible to exceed the recorded liability by an amount that would have a material effect on its financial position, results of operations or cash flows.

Warranty Accruals

A summary of the current and long-term warranty accruals follows:

	2012	2011	2010
Balance at January 1	$158	$153	$147
Provision	85	98	99
Settled	(84)	(94)	(91)
Acquisitions and other	21	1	(2)
Balance at December 31	$180	$158	$153

Lease Commitments

Eaton leases certain real properties and equipment. A summary of minimum rental commitments at December 31, 2012 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, for each of the next five years and thereafter in the aggregate, follow:

2013	$ 174
2014	137
2015	101
2016	73
2017	59
Thereafter	85
Total noncancelable lease commitments	$ 629

A summary of rental expense follows:

2012	$ 199
2011	194
2010	172

Note 8. Income Taxes

Income before income taxes and income tax expense are summarized below based on the geographic location of the operation to which such earnings and income taxes are attributable. Certain Eaton operations outside the United States are subject to both United States as well as non-United States income tax regulations. As a result, income before tax by location and the components of income tax expense by taxing jurisdiction are not directly related. For purposes of this note, non-United States operations include Puerto Rico.

	Income before income taxes		
	2012	2011	2010
United States	$ 138	$ 375	$ 114
Non-United States	1,113	1,178	922
Total income before income taxes	$1,251	$1,553	$1,036

	Income tax expense (benefit)		
	2012	2011	2010
Current			
United States			
Federal	$ 1	$ 85	$ (2)
State and local	5	2	1
Non-United States	130	186	107
Total current income tax expense	136	273	106
Deferred			
United States			
Federal	39	(2)	95
State and local	2	8	(15)
Non-United States	(146)	(78)	(87)
Total deferred income tax benefit	(105)	(72)	(7)
Total income tax expense	$ 31	$201	$ 99

Reconciliations of income taxes from the United States federal statutory rate of 35% to the consolidated effective income tax rate follow:

	2012	2011	2010
Income taxes at the United States federal statutory rate	35.0%	35.0%	35.0%
United States operations			
State and local income taxes	0.6%	0.2%	(0.1)%
Deductible dividends	(0.7)%	(0.5)%	(0.6)%
Deductible interest	(0.8)%	(0.5)%	(0.8)%
Credit for research activities	-	(1.0)%	(1.4)%
Impact of Health Care Reform and Education Reconciliation Act and pre-funding on taxation associated with Medicare Part D	-	(0.9)%	2.2%
Other-net	2.7%	0.5%	1.4%
Non-United States operations			
United States foreign tax credit	(12.4)%	(2.3)%	(6.4)%
Non-United States operations (earnings taxed at other than the United States tax rate)	(14.9)%	(15.5)%	(13.9)%
Worldwide operations			
Adjustments to tax liabilities	(5.7)%	(0.8)%	(1.2)%
Adjustments to valuation allowances	(1.3)%	(1.3)%	(4.7)%
Effective income tax expense rate	2.5%	12.9%	9.5%

During 2012, income tax expense of $31 was recognized (an effective tax rate of 2.5%) compared to $201 for 2011 (an effective tax rate of 12.9%) and $99 for 2010 (an effective tax rate of 9.5%). The lower effective tax rate for 2012, compared to 2011, was primarily attributable to realization of a significant international tax benefit from actions taken after the acquisition of Cooper, enhanced foreign tax credit utilization, lower tax provisions in several international locations associated with restructuring actions, and greater levels of income in lower tax jurisdictions.

On January 2, 2013, the President of the United States signed the American Taxpayer Relief Act of 2012 (the Act) into law. The Act extended certain tax benefits retroactively to January 1, 2012. The extension of the credit for research activities and the non-U.S. source income look-through rules will provide tax benefits of approximately $20 related to 2012 which are required to be recognized in the first quarter of 2013.

With limited exceptions, no provision has been made for income taxes on undistributed earnings of non-United States subsidiaries of approximately $8 billion at December 31, 2012, since it is the Company's intention to indefinitely reinvest undistributed earnings of its non-United States subsidiaries. It is not practicable to estimate the additional income taxes and applicable withholding taxes that would be payable on the remittance of such undistributed earnings.

The Company's largest growth areas that require capital are in developing markets. The cash that is permanently reinvested is typically used to expand operations either organically or through acquisitions in such developing markets as well as other mature markets where the Company targets increased market share. The Company's United States operations normally generate cash flow sufficient to satisfy United States operating requirements. Dividends paid during 2012 from non-United States affiliates to the United States parent were not significant.

Worldwide income tax payments follow:

2012	$ 254
2011	191
2010	141

Deferred Income Tax Assets and Liabilities

Components of current and long-term deferred income taxes follow:

	2012		2011	
	Current assets and liabilities	Long-term assets and liabilities	Current assets and liabilities	Long-term assets and liabilities
Accruals and other adjustments				
Employee benefits	$ 92	$ 852	$ 114	$ 778
Depreciation and amortization	(100)	(2,356)	(2)	(498)
Other accruals and adjustments	476	290	293	77
Other items	-	145	-	(4)
United States federal income tax loss carryforwards	-	6	-	7
United States federal income tax credit carryforwards	-	156	-	251
United States state and local tax loss carryforwards and tax credit carryforwards	-	71	-	65
Non-United States tax loss carryforwards	-	1,591	-	417
Non-United States income tax credit carryforwards	-	67	-	95
Valuation allowance for income tax loss and income tax credit carryforwards	(61)	(1,521)	-	(441)
Other valuation allowances	(7)	(71)	(7)	(55)
Total deferred income taxes	$ 400	$ (770)	$ 398	$ 692

At December 31, 2012, deferred tax liabilities of $49 are included within Other current liabilities.

At the end of 2012, United States federal income tax loss carryforwards and income tax credit carryforwards were available to reduce future United States federal income tax liabilities. These carryforwards and their expiration dates are summarized below:

	2013 through 2017	2018 through 2022	2023 through 2027	2028 through 2032	Not subject to expiration	Valuation allowance
United States federal income tax loss carryforwards	$ -	$ -	$ 15	$ 2	$ -	$ -
United States federal deferred income tax assets for income tax loss carryforwards	-	-	5	1	-	(5)
United States federal income tax credit carryforwards	-	51	-	68	37	(17)

United States state and local tax loss carryforwards and tax credit carryforwards with a future tax benefit are also available at the end of 2012. These carryforwards and their expiration dates are summarized below:

	2013 through 2017	2018 through 2022	2023 through 2027	2028 through 2032	Not subject to expiration	Valuation allowance
United States state and local deferred income tax assets for income tax carryforwards - net of federal tax effect	$ 6	$ 12	$ 15	$ 7	$ -	$ (16)
United States state and local income tax credit carryforwards - net of federal tax effect	7	10	6	4	4	(15)

At December 31, 2012, certain non-United States subsidiaries had tax loss carryforwards and income tax credit carryforwards that are available to offset future taxable income. These carryforwards and their expiration dates are summarized below:

	2013 through 2017	2018 through 2022	2023 through 2027	2028 through 2032	Not subject to expiration	Valuation allowance
Non-United States income tax loss carryforwards	$348	$148	$ 32	$ 27	$6,982	$ -
Non-United States deferred income tax assets for income tax loss carryforwards	92	38	9	8	1,444	(1,509)
Non-United States income tax credit carryforwards	47	14	1	-	5	(7)

Recoverability of Deferred Income Tax Assets

Eaton is subject to the income tax laws in the jurisdictions in which it operates. In order to determine its income tax provision for financial statement purposes, Eaton must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for differences between the financial statement and income tax basis of assets and liabilities, and income tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each of the jurisdictions in which it operates. If the Company experiences cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if the Company experiences cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, management then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, prudent and feasible tax planning strategies, and estimates of future earnings and taxable income using the same assumptions as the Company's goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would establish a valuation allowance.

Applying the above methodology, valuation allowances have been established for certain United States federal, state and local income, as well as certain non-United States, deferred income tax assets to the extent they are not expected to be realized within the particular tax carryforward period.

Unrecognized Income Tax Benefits

Eaton's historical policy has been to enter into tax planning strategies only if it is more likely than not that the benefit would be sustained upon audit. For example, the Company does not enter into any of the Internal Revenue Service (IRS) Listed Transactions as set forth in Treasury Regulation 1.6011-4.

A summary of gross unrecognized income tax benefits follows:

	2012	2011	2010
Balance at January 1	$ 236	$ 224	$ 197
Increases and decreases as a result of positions taken during prior years			
Transfers to valuation allowances	-	-	(2)
Other increases	1	3	7
Other decreases, including currency translation	-	(14)	(31)
Balances related to acquired businesses	13	2	34
Increases as a result of positions taken during the current year	36	31	23
Decreases relating to settlements with tax authorities	-	(2)	-
Decreases as a result of a lapse of the applicable statute of limitations	(6)	(8)	(4)
Balance at December 31	$ 280	$ 236	$ 224

If all unrecognized tax benefits were recognized, the net impact on the provision for income tax expense would be $224.

As of December 31, 2012 and 2011, Eaton had accrued approximately $34 and $29, respectively, for the payment of worldwide interest and penalties. Eaton recognizes interest and penalties related to unrecognized income tax benefits in the provision for income tax expense. The Company has accrued penalties in jurisdictions where they are automatically applied to any deficiency, regardless of the merit of the position.

The resolution of the majority of Eaton's unrecognized income tax benefits is dependent upon uncontrollable factors such as law changes; the prospect of retroactive regulations; new case law; the willingness of the income tax authority to settle the issue, including the timing thereof; and other factors. Therefore, for the majority of unrecognized income tax benefits, it is not reasonably possible to estimate the increase or decrease in the next 12 months. For each of the unrecognized income tax benefits where it is possible to estimate the increase or decrease in the balance within the next 12 months, the Company does not anticipate any significant change.

Eaton or its subsidiaries file income tax returns in the United States and jurisdictions outside the United States. The IRS has completed their examination of Eaton Corporation and Includible Subsidiaries United States income tax returns for 2005 and 2006 and has issued a Statutory Notice of Deficiency (Notice) as discussed below. The statute of limitations on these tax years remains open to the extent of the tax assessment until the matter is resolved. During 2012, the IRS began their formal examination of the Eaton Corporation and Includible Subsidiaries United States income tax returns for 2007, 2008, and 2009. Eaton Corporation had previously agreed to extend the statute of limitations for the IRS to examine its United States income tax returns for 2007, 2008 and 2009 until December 31, 2013. The statute of limitations for tax year 2010 is open until September 15, 2014. The IRS examination of the Cooper Industries and Includible Subsidiaries United States income tax returns for 2009 and 2010 was completed and settled during 2012 without significant effect on the consolidated financial statements. The statute of limitations remains open for tax year 2009 and 2010 until September 15, 2013 and September 15, 2014, respectively. During 2012, the IRS began their formal examination of the Cooper Industries and Includible Subsidiaries United States income tax return for 2011. The statute of limitations for tax year 2011 is open for examination until September 15, 2015.

Eaton is also under examination for the income tax filings in various state and non-United States jurisdictions. With only a few exceptions, Eaton Corporation and Includible Subsidiaries are no longer subject to state and local income tax examinations for years before 2008. State and local income tax returns will be reopened to the extent of United States federal income tax adjustments, if any, going back to 2005 when those audit years are finalized. Some states will not limit their assessment to the United States federal adjustments, and will require the opening of the entire tax year. In addition, with only a few exceptions, Cooper Industries and Includible Subsidiaries are no longer subject to United States state and local income tax examinations for years before 2008. With only a few exceptions, the non-United States subsidiaries of both Eaton and Cooper are no longer subject to examinations for years before 2007.

At the end of the fourth quarter of 2011, the IRS issued a Notice for Eaton Corporation and Includible Subsidiaries 2005 and 2006 tax years. The Notice proposes assessments of $75 in additional taxes plus $52 in penalties related primarily to transfer pricing adjustments for products manufactured in the Company's facilities in Puerto Rico and the Dominican Republic and sold to affiliated companies located in the U.S., net of agreed credits and deductions. The Company has set its transfer prices for products sold between these affiliates at the same prices that the Company sells such products to third parties. The Notice was issued despite the IRS having previously recognized the validity of the Company's transfer pricing methodology by entering into two successive binding Advance Pricing Agreements (APAs) that approved and, in fact, required the application of the Company's transfer pricing methodology for the ten year period of 2001 through 2010. For the years 2001 through 2004, the IRS had previously accepted the transfer pricing methodology related to these APAs after a comprehensive review conducted in two separate audit cycles. On December 16, 2011, immediately prior to the Notice being issued, the IRS sent a letter to Eaton Corporation stating that it was canceling the APAs.

The Company firmly believes that the proposed assessments are without merit. The Company also believes that it was in full compliance with the terms of the two APAs and that the IRS's unilateral attempt to retroactively cancel these two binding contracts is also without merit and represents a breach of the two contracts. On February 29, 2012, the Company filed a Petition with the U.S. Tax Court in which it asserted that the transfer pricing established in the two APA contracts meets the arms-length standard set by the U.S. income tax law, that the transfer pricing the Company has used is in full compliance with U.S. income tax laws, and accordingly, that the two APA contracts should be enforced in accordance with their terms. On June 11, 2012, the Company filed a motion for partial summary judgment with the U.S. Tax Court, asking the U.S. Tax Court to find that the APAs are binding contracts and that the IRS has the burden of proving that it is entitled to cancel the APAs. On October 22, 2012, a hearing on the partial summary judgment motion was held at the U.S. Tax Court. A decision on the motion is pending. The Company believes that the ultimate resolution of this matter will not have a material adverse impact on its consolidated financial statements.

During 2010, Eaton Corporation received a significant tax assessment in Brazil for the tax years 2005 through 2008 that relates to the amortization of certain goodwill generated from the acquisition of third party businesses and corporate reorganizations. In this jurisdiction, the Company had previously filed and received a favorable tax ruling on the key aspects of the transaction not specifically covered by the plain meaning of the local tax statutes. The ruling request fully disclosed all steps of the transaction. The tax assessment is under review at the second of three administrative appeals levels. The first administrative appeal level made a 50% reduction in assessed penalties. The Company disagrees with the assessment and intends to litigate the matter if it is not resolved at the administrative appeals levels. Multiple outside advisors have stated that Brazilian tax authorities are raising the issue for most clients with similar facts and that the matter is expected to require at least 10 years to resolve. At this time, management believes that final resolution of the assessment will not have a material impact on the consolidated financial statements.

Note 9. Eaton Shareholders' Equity

Eaton was incorporated under the laws of Ireland on May 10, 2012, and became the successor registrant to Eaton Corporation on November 30, 2012 in connection with the consummation of the acquisition of Cooper. Eaton Corporation shares were cancelled and exchanged for Eaton Corporation plc shares on a one-for-one basis. All the remaining unsold shares of Eaton Corporation were deregistered. On December 3, 2012, Eaton Corporation plc began trading on the New York stock exchange under the same symbol used by Eaton Corporation ("ETN") prior to November 30, 2012. See Note 2 for additional information about the acquisition of Cooper.

At December 31, 2012, there were 750 million Eaton ordinary shares authorized ($0.01 par value per share), 470.7 million of which were issued and outstanding. Eaton's Memorandum and Articles of Association authorized 40 thousand deferred ordinary shares (€1.00 par value per share) and 10 thousand preferred A shares ($1.00 par value per share), all of which were issued and outstanding at the end of 2012, and 10 million serial preferred shares ($0.01 par value per share), none of which were outstanding at the end of 2012. At December 31, 2011, there were 500 million Eaton Corporation common shares authorized ($0.50 par value per share), 334.4 million of which were issued and outstanding at the end of 2011. At December 31, 2012, there were 20,570 holders of record of Eaton ordinary shares. Additionally, 27,852 current and former employees were shareholders through participation in the Eaton Savings Plan, Eaton Personal Investment Plan, Eaton Puerto Rico Retirement Savings Plan, and the Cooper Retirement Savings and Stock Ownership Plan.

Eaton Corporation had a common share repurchase program (2007 Program) that authorized the repurchase of 10 million common shares. In 2011, 8.3 million Eaton Corporation common shares were repurchased under the 2007 Program in the open market at a total cost of $343. On September 28, 2011, Eaton Corporation's Board of Directors approved a common share repurchase program (2011 Program) that replaced the 2007 Program and authorized the purchase of up to 20 million shares, not to exceed an aggregate purchase price of $1.25 billion. In connection with the acquisition of Cooper, Eaton assumed Eaton Corporation's share repurchase program. The ordinary shares are expected to be repurchased over time, depending on market conditions, the market price of ordinary shares, capital levels and other considerations. In 2012 and 2011, no ordinary or common shares were repurchased under the 2011 Program. No common shares were repurchased in the open market in 2010.

Eaton has deferral plans that permit certain employees and directors to defer a portion of their compensation. A trust contains $12 and $6 of ordinary shares and marketable securities, as valued at December 31, 2012 and 2011, respectively, to fund a portion of these liabilities. The marketable securities were included in Other assets and the ordinary shares were included in Shareholders' equity at historical cost.

On February 27, 2013, Eaton's Board of Directors declared a quarterly dividend of $0.42 per ordinary share, payable on March 22, 2013, to shareholders of record at the close of business on March 11, 2013.

Comprehensive Loss

Comprehensive loss consists primarily of net income, currency translation and related hedging instruments, changes in unrecognized costs of pension and other postretirement benefits, and changes in the effective portion of open derivative contracts designated as cash flow hedges. The following table summarizes the pre-tax and after-tax amounts recognized in Comprehensive loss:

	2012		2011		2010	
	Pre-tax	After-tax	Pre-tax	After-tax	Pre-tax	After-tax
Currency translation and related hedging instruments	$ 118	$ 109	$ (252)	$ (241)	$ (78)	$ (78)
Pensions and other postretirement benefits						
Prior service cost arising during the year	(1)	(1)	(5)	(4)	(2)	(1)
Net loss arising during the year	(386)	(262)	(648)	(417)	(182)	(123)
Currency translation	(15)	(12)	5	4	5	5
Other	(2)	15	-	(15)	(4)	3
Amortization of prior service cost reclassified to earnings	170	108	122	79	87	54
	(234)	(152)	(526)	(353)	(96)	(62)
Cash flow hedges						
Gain (loss) on derivatives designated as cash flow hedges	10	10	(28)	(21)	8	6
Changes in cash flow hedges reclassified to earnings	7	7	-	(1)	(8)	(6)
Cash flow hedges, net of reclassification adjustments	17	17	(28)	(22)	-	-
Other comprehensive loss attributable to Eaton ordinary shareholders	$ (99)	$ (26)	$ (806)	$ (616)	$ (174)	$ (140)

The changes in Accumulated other comprehensive loss attributable to Eaton ordinary shareholders, net of tax, as reported in the Consolidated Balance Sheets follow:

	Currency translation and related hedging instruments	Pensions and other postretirement benefits	Cash flow hedges	Accumulated other comprehensive loss
January 1, 2010	$ (183)	$(1,032)	$ 7	$(1,208)
Comprehensive income (loss)	(78)	(62)	-	(140)
December 31, 2010	(261)	(1,094)	7	(1,348)
Comprehensive income (loss)	(241)	(353)	(22)	(616)
December 31, 2011	(502)	(1,447)	(15)	(1,964)
Comprehensive income (loss)	109	(152)	17	(26)
December 31, 2012	$ (393)	$(1,599)	$ 2	$(1,990)

Net Income per Ordinary Share

A summary of the calculation of net income per ordinary share attributable to ordinary shareholders follows:

	2012	2011	2010
(Shares in millions)			
Net income attributable to Eaton ordinary shareholders	$1,217	$1,350	$ 929
Weighted-average number of ordinary shares outstanding-diluted	350.9	342.8	339.5
Less dilutive effect of equity-based compensation	3.1	4.5	4.0
Weighted-average number of ordinary shares outstanding-basic	347.8	338.3	335.5
Net income per ordinary share			
Diluted	$ 3.46	$ 3.93	$ 2.73
Basic	3.54	3.98	2.76

In 2012, 2011 and 2010, 2.2 million, 1.5 million and 6.9 million stock options, respectively, were excluded from the calculation of diluted net income per ordinary share because the exercise price of the options exceeded the average market price of the ordinary shares during the period and their effect, accordingly, would have been antidilutive.

Note 10. Equity-Based Compensation

Exchange of Equity-Based Compensation

On November 30, 2012, in conjunction with the acquisition of Cooper, all Eaton Corporation equity-based compensation plans were assumed by Eaton, subject to the same terms and conditions except that reference to Eaton Corporation shares were changed to Eaton shares. Outstanding Eaton Corporation restricted share awards, other share-based awards and stock options were converted into the right to receive an equivalent equity award from Eaton. Eaton equity awards are subject to the same number of shares, terms and conditions as applicable to the original respective Eaton Corporation awards. See Note 2 for additional information related to the acquisition of Cooper.

Restricted Stock Units

Restricted stock units and awards (RSUs) have been issued to certain employees at fair market value at the date of grant. These awards entitle the holder to receive one ordinary share for each RSU upon vesting, generally over three or four years. A summary of the RSU activity for 2012 follows:

	Number of restricted stock units	Weighted-average fair value per award
(Restricted stock units in millions)		
Non-vested at January 1	4.8	$33.02
Granted	1.5	49.41
Vested	(2.7)	25.91
Forfeited	(0.2)	40.41
Non-vested at December 31	3.4	$42.47

Information related to RSUs follows:

	2012	2011	2010
Pretax expense for RSUs	$46	$50	$39
After-tax expense for RSUs	30	32	25

As of December 31, 2012, total compensation expense not yet recognized related to non-vested RSUs was $96, and the weighted-average period in which the expense is expected to be recognized is 2.2 years. Excess tax benefit for restricted stock units and other equity-based compensation totaled $18 for 2012.

Stock Options

Under various plans, stock options have been granted to certain employees and directors to purchase ordinary shares at prices equal to fair market value on the date of grant. Substantially all of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant. Compensation expense is recognized for stock options based on the fair value of the options at the date of grant and amortized on a straight-line basis over the period the employee or director is required to provide service.

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options. The principal assumptions utilized in valuing stock options include the expected stock price volatility (based on the most recent historical period equal to the expected life of the option); the expected option life (an estimate based on historical experience); the expected dividend yield; and the risk-free interest rate (an estimate based on the yield of United States Treasury zero coupon with a maturity equal to the expected life of the option). A summary of the assumptions used in determining the fair value of stock options follows:

	2012	2011	2010
Expected volatility	35%	33%	31%
Expected option life in years	5.5	5.5	5.5
Expected dividend yield	2.0%	2.0%	2.0%
Risk-free interest rate	1.0% to 0.9%	2.2% to 1.4%	2.4% to 1.3%
Weighted-average fair value of stock options granted	$14.08	$14.56	$ 8.98

A summary of stock option activity follows:

	Weighted-average price per option	Options	Weighted-average remaining contractual life in years	Aggregate intrinsic value
(Options in millions)				
Outstanding at January 1, 2012	$36.84	13.1		
Granted	51.77	0.8		
Exercised	31.34	(3.0)		
Forfeited and canceled	51.21	(0.1)		
Outstanding at December 31, 2012	$39.45	10.8	4.2	$ 158
Exercisable at December 31, 2012	$37.78	9.5	3.6	$ 155
Reserved for future grants at December 31, 2012		21.0		

The aggregate intrinsic value in the table above represents the total excess of the $54.18 closing price of Eaton ordinary shares on the last trading day of 2012 over the exercise price of the stock option, multiplied by the related number of options outstanding and exercisable. The aggregate intrinsic value is not recognized for financial accounting purposes and the value changes based on the daily changes in the fair market value of the Company's ordinary shares.

Information related to stock options follows:

	2012	2011	2010
Pretax expense for stock options	$ 7	$ 5	$ 11
After-tax expense for stock options	5	4	8
Proceeds from stock options exercised	95	71	157
Income tax benefit related to stock options exercised			
Tax benefit classified in operating activities in the Consolidated Statements of Cash Flows	5	13	-
Excess tax benefit classified in financing activities in the Consolidated Statements of Cash Flows	13	33	-
Intrinsic value of stock options exercised	60	62	98
Total fair value of stock options vesting	$ 7	$ 5	$ 11
Stock options exercised, in millions of options	3.099	2.541	6.096

As of December 31, 2012, total compensation expense not yet recognized related to non-vested stock options was $12, and the weighted-average period in which the expense is expected to be recognized is 1.8 years.

Note 11. Fair Value Measurements

Fair value is measured based on an exit price, representing the amount that would be received to sell an asset or paid to satisfy a liability in an orderly transaction between market participants. Fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy is established, which categorizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

A summary of financial instruments recognized at fair value, and the fair value measurements used, follows:

	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
2012				
Cash	$577	$577	$ -	$ -
Short-term investments	527	527	-	-
Net derivative contracts	83	-	83	-
Long-term debt converted to floating interest rates by interest rate swaps-net	87	-	87	-
2011				
Cash	$385	$385	$ -	$ -
Short-term investments	699	699	-	-
Net derivative contracts	46	-	46	-
Long-term debt converted to floating interest rates by interest rate swaps-net	66	-	66	-

Eaton values its financial instruments using an industry standard market approach, in which prices and other relevant information is generated by market transactions involving identical or comparable assets or liabilities. No financial instruments were recognized using unobservable inputs.

Other Fair Value Measurements

Long-term debt and the current portion of long-term debt had a carrying value of $10,076 and fair value of $10,793 at December 31, 2012 compared to $3,687 and $4,273, respectively, at December 31, 2011. The fair value of Eaton's debt instruments was estimated using prevailing market interest rates on debt with similar creditworthiness, terms and maturities.

Short-Term Investments

Eaton invests excess cash generated from operations in short-term marketable investments. For those investments classified as "available-for-sale", Eaton marks these investments to fair value with the offset recognized in Accumulated other comprehensive loss. A summary of the carrying value of short-term investments follows:

	2012	2011
Time deposits, certificate of deposits and demand deposits with banks	$293	$466
Money market investments	228	228
Other	6	5
Total short-term investments	$527	$699

Note 12. Derivative Financial Instruments and Hedging Activities

In the normal course of business, Eaton is exposed to certain risks related to fluctuations in interest rates, currency exchange rates and commodity prices. The Company uses various derivative and non-derivative financial instruments, primarily interest rate swaps, currency forward exchange contracts, currency swaps and, to a lesser extent, commodity contracts, to manage risks from these market fluctuations. The instruments used by Eaton are straightforward, non-leveraged instruments. The counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. Such instruments are not purchased and sold for trading purposes.

Derivative financial instruments are accounted for at fair value and recognized as assets or liabilities in the Consolidated Balance Sheets. Accounting for the gain or loss resulting from the change in the fair value of the derivative financial instrument depends on whether it has been designated, and is effective, as part of a hedging relationship and, if so, as to the nature of the hedging activity. Eaton formally documents all relationships between derivative financial instruments accounted for as designated hedges and the hedged item, as well as its risk-management objective and strategy for undertaking the hedge transaction. This process includes linking derivative financial instruments to a recognized asset or liability, specific firm commitment, forecasted transaction, or net investment in a foreign operation. These financial instruments can be designated as:

- Hedges of the change in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire such an asset or liability (a fair value hedge); for these hedges, the gain or loss from the derivative financial instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in income during the period of change in fair value.
- Hedges of the variable cash flows of a recognized variable-rate asset or liability, or the forecasted acquisition of such an asset or liability (a cash flow hedge); for these hedges, the effective portion of the gain or loss from the derivative financial instrument is recognized in Accumulated other comprehensive loss and reclassified to income in the same period when the gain or loss on the hedged item is included in income.
- Hedges of the currency exposure related to a net investment in a foreign operation (a net investment hedge); for these hedges, the effective portion of the gain or loss from the derivative financial instrument is recognized in Accumulated other comprehensive loss and reclassified to income in the same period when the gain or loss related to the net investment in the foreign operation is included in income.

The gain or loss from a derivative financial instrument designated as a hedge that is effective is classified in the same line of the Consolidated Statements of Income as the offsetting loss or gain on the hedged item. The change in fair value of a derivative financial instrument that is not effective as a hedge is immediately recognized in income.

For derivatives that are not designated as a hedge, any gain or loss is immediately recognized in income. The majority of derivatives used in this manner relate to risks resulting from assets or liabilities denominated in a foreign currency and certain commodity contracts that arise in the normal course of business.

Eaton uses certain of its debt denominated in foreign currency to hedge portions of its net investments in foreign operations against foreign currency exposure (net investment hedges). Debt denominated in foreign currency and designated as non-derivative net investment hedging instruments was $116 and $129 at December 31, 2012 and 2011, respectively. For additional information about debt, see Note 5.

Interest Rate Risk

Eaton has entered into fixed-to-floating interest rate swaps and floating-to-fixed interest rate swaps to manage interest rate risk of certain long-term debt. These interest rate swaps are accounted for as fair value hedges and cash flow hedges, respectively, of certain long-term debt. The maturity of the swap corresponds with the maturity of the debt instrument as noted in the table of long-term debt in Note 5.

A summary of interest rate swaps outstanding at December 31, 2012, follows:

Fixed-to-Floating Interest Rate Swaps

Notional amount	Fixed interest rate received	Floating interest rate paid	Basis for contracted floating interest rate paid
$ 200	4.90%	2.67%	6 month LIBOR+2.15%
100	5.95%	3.26%	6 month LIBOR+2.60%
150	5.30%	4.47%	1 month LIBOR+4.26%
415	5.60%	3.70%	6 month LIBOR+3.18%
300	6.95%	5.38%	3 month LIBOR+5.07%
25	8.875%	4.36%	6 month LIBOR+3.84%
25	7.625%	3.12%	6 month LIBOR+2.48%
50	7.65%	3.09%	6 month LIBOR+2.57%
25	5.45%	0.88%	6 month LIBOR+0.28%

Floating-to-Fixed Interest Rate Swaps

Notional amount	Floating interest rate received	Fixed interest rate paid	Basis for contracted floating interest rate received
$ 300	0.31%	0.76%	3 month LIBOR

Derivative Financial Statement Impacts

The fair value of derivative financial instruments recognized in the Consolidated Balance Sheets follows:

	Notional amount	Other current assets	Other long-term assets	Other current liabilities	Other long-term liabilities	Type of hedge	Term
December 31, 2012							
Derivatives designated as hedges							
Fixed-to-floating interest rate swaps	$ 1,290	$ 2	$ 85	$ -	$ -	Fair value	6 months to 21 years
Floating-to-fixed interest rate swaps	300	-	-	-	2	Cash flow	1 year
Currency exchange contracts	451	9	-	4	-	Cash flow	12 to 36 months
Commodity contracts	17	-	-	-	-	Cash flow	12 months
Total		$ 11	$ 85	$ 4	$ 2		
Derivatives not designated as hedges							
Currency exchange contracts	$ 4,997	$ 23		$ 31			12 months
Commodity contracts	19	1		-			12 months
Total		$ 24		$ 31			
December 31, 2011							
Derivatives designated as hedges							
Fixed-to-floating interest rate swaps	$ 940	$ -	$ 68	$ -	$ 2	Fair value	1 to 22 years
Floating-to-fixed interest rate swaps	300	-	-	-	-	Cash flow	2 years
Currency exchange contracts	308	4	-	9	-	Cash flow	12 to 36 months
Commodity contracts	47	-	-	7	-	Cash flow	12 months
Total		$ 4	$ 68	$ 16	$ 2		
Derivatives not designated as hedges							
Currency exchange contracts	$ 2,954	$ 18		$ 14			12 months
Commodity contracts	57	-		12			12 months
Total		$ 18		$ 26			

The currency exchange contracts shown in the table above as derivatives not designated as hedges are primarily contracts entered into to manage currency volatility or exposure on intercompany sales and loans. While Eaton does not elect hedge accounting treatment for these derivatives, Eaton targets managing 100% of the intercompany balance sheet exposure to minimize the effect of currency volatility related to the movement of goods and services in the normal course of its operations. This activity represents the great majority of these currency exchange contracts.

Amounts recognized in Accumulated other comprehensive loss follow:

	2012		2011	
	Gain (loss) recognized in Accumulated other comprehensive loss	Gain (loss) reclassified from Accumulated other comprehensive loss	Gain (loss) recognized in Accumulated other comprehensive loss	Gain (loss) reclassified from Accumulated other comprehensive loss
Derivatives designated as cash flow hedges				
Floating-to-fixed interest rate swaps	$ (3)	$ (1)	$ -	$ -
Currency exchange contracts	12	1	(10)	(6)
Commodity contracts	1	(7)	(12)	6
Derivatives designated as net investment hedges				
Cross currency swaps	-	-	1	-
Total	$ 10	$ (7)	$ (21)	$ -

Gains and losses reclassified from Accumulated other comprehensive loss to the Consolidated Statements of Income were recognized in Cost of products sold.

Amounts recognized in net income follow:

	2012	2011
Derivatives designated as fair value hedges		
Fixed-to-floating interest rate swaps	$ 21	$ 24
Related long-term debt converted to floating interest rates by interest rate swaps	(21)	(24)
	$ -	$ -

Gains and losses described above were recognized in Interest expense-net.

Note 13. Accounts Receivable and Inventory

Accounts Receivable

Eaton performs ongoing credit evaluation of its customers and maintains sufficient allowances for potential credit losses. The Company evaluates the collectability of its accounts receivable based on the length of time the receivable is past due and any anticipated future write-off based on historic experience. Accounts receivable balances are written off against an allowance for doubtful accounts after a final determination of uncollectability has been made. Accounts receivable are net of an allowance for doubtful accounts of $53 and $48 at December 31, 2012 and 2011, respectively.

Inventory

Inventory is carried at lower of cost or market. Inventory in the United States is generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and non-United States inventory is accounted for using the first-in, first-out (FIFO) method. Cost components include raw materials, purchased components, direct labor, indirect labor, utilities, depreciation, inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and costs of the distribution network.

The components of inventory follow:

	2012	2011
Raw materials	$ 922	$ 706
Work-in-process	426	272
Finished goods	1,134	867
Inventory at FIFO	2,482	1,845
Excess of FIFO over LIFO cost	(133)	(144)
Total inventory	$2,349	$ 1,701

Inventory at FIFO accounted for using the LIFO method was 43% and 42% at the end of 2012 and 2011, respectively.

Note 14. Business Segment and Geographic Region Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance. Eaton's segments are as follows:

Electrical Americas and Electrical Rest of World

The Electrical segments are global leaders in electrical components and systems for power quality, distribution and control. Products include circuit breakers, switchgear, uninterruptible power systems, power distribution units, panelboards, loadcenters, motor controls, meters, sensors, relays and inverters. The principal markets for the Electrical Americas and Electrical Rest of World segments are industrial, institutional, governmental, utility, commercial, residential and information technology. These products are used wherever there is a demand for electrical power in commercial buildings, data centers, residences, apartment and office buildings, hospitals, factories and utilities. The segments share several common global customers, but a large number of customers are located regionally. Sales are made directly to original equipment manufacturers and through distributors, resellers and manufacturers representatives.

Cooper

The Cooper segment manufactures, markets and sells electrical products, including circuit protection, hazardous duty electrical equipment, intrinsically safe explosion-proof instrumentation, emergency lighting, fire detection and mass notification systems, security products, support systems, enclosures, specialty connectors, wiring devices, plugs, receptacles, switches, lighting fixtures and controls. The segment also manufactures, markets and sells products for use by utilities and in industry for electrical power transmission and distribution, including distribution switchgear, transformers, transformer terminations and accessories, capacitors, voltage regulators, surge arresters, energy automation solutions and other related power systems components. The principal markets for the Cooper segment are industrial, institutional, governmental, utility, commercial, residential and information technology. These customers operate globally. Cooper's products are sold and serviced through a variety of channels.

Hydraulics

The Hydraulics segment is a global leader in hydraulics components, systems and services for industrial and mobile equipment. Eaton offers a wide range of power products including pumps, motors and hydraulic power units; a broad range of controls and sensing products including valves, cylinders and electronic controls; a full range of fluid conveyance products including industrial and hydraulic hose, fittings, and assemblies, thermoplastic hose and tubing, couplings, connectors, and assembly equipment; filtration systems solutions; heavy-duty drum and disc brakes; and golf grips. The principal markets for the Hydraulics segment include oil and gas, renewable energy, marine, agriculture, construction, mining, forestry, utility, material handling, truck and bus, machine tools, molding, primary metals and power generation. Key manufacturing customers in these markets and other customers are located globally. Products are sold and serviced through a variety of channels.

Aerospace

The Aerospace segment is a leading global supplier of aerospace fuel, hydraulics and pneumatic systems for commercial and military use. Products include hydraulic power generation systems for aerospace applications including pumps, motors, hydraulic power units, hose and fittings, electro-hydraulic pumps and power and load management systems; controls and sensing products including valves, cylinders, electronic controls, electromechanical actuators, sensors, displays and panels, aircraft flap and slat systems and nose wheel steering systems; fluid conveyance products, including hose, thermoplastic tubing, fittings, adapters, couplings, sealing and ducting; and fuel systems including fuel pumps, sensors, valves, adapters and regulators. The principal markets for the Aerospace segment are manufacturers of commercial and military aircraft and related after-market customers. These manufacturers and other customers operate globally. Products are sold and serviced through a variety of channels.

Truck

The Truck segment is a leader in the design, manufacture and marketing of a complete line of drivetrain and powertrain systems and components for performance, fuel economy and safety for commercial vehicles. Products include transmissions, clutches and hybrid power systems. The principal markets for the Truck segment are original equipment manufacturers and after-market customers of heavy-, medium-, and light-duty trucks and passenger cars. These manufacturers and other customers are located globally.

Automotive

The Automotive segment is a leading supplier of automotive drivetrain and powertrain systems for performance, fuel economy and safety including critical components that reduce emissions and fuel consumption and improve stability, performance, fuel economy and safety of cars, light trucks and commercial vehicles. Products include superchargers, engine valves and valve actuation systems, cylinder heads, locking and limited slip differentials, transmission and engine controls, fuel vapor components, compressor control clutches for mobile refrigeration, fluid connectors and hoses for air conditioning and power steering, underhood plastic components, fluid conveyance products including, hose, thermoplastic tubing, fittings, adapters, couplings and sealing products for the global automotive industry. The principal markets for the Automotive segment are original equipment manufacturers and aftermarket customers of light-duty trucks, SUVs, CUVs, and passenger cars. These manufacturers and other customers are located globally.

Other Information

No single customer represented greater than 10% of net sales in 2012, 2011 or 2010, respectively.

The accounting policies of the business segments are generally the same as the policies described in Note 1, except that inventory and related cost of products sold of the segments are accounted for using the FIFO method and operating profit only reflects the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties. These intersegment sales are eliminated in consolidation.

For purposes of business segment performance measurement, the Company does not allocate items that are of a non-operating nature or are of a corporate or functional governance nature. Corporate expenses consist of transaction costs associated with the acquisition of certain businesses and corporate office expenses including compensation, benefits, occupancy, depreciation, and other administrative costs. Identifiable assets of the business segments exclude goodwill, other intangible assets, and general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets. See Note 2 for additional information about business acquisitions.

Geographic Region Information

Net sales are measured based on the geographic destination of sales. Long-lived assets consist of property, plant and equipment-net.

	2012	2011	2010
Net sales			
United States	$ 7,789	$ 7,165	$ 6,166
Canada	918	815	666
Latin America	1,588	1,952	1,629
Europe	3,997	4,092	3,532
Asia Pacific	2,019	2,025	1,722
Total	$16,311	$16,049	$13,715
Long-lived assets			
United States	$ 2,038	$ 1,227	$ 1,102
Canada	32	27	25
Latin America	337	247	275
Europe	834	649	664
Asia Pacific	636	452	411
Total	$ 3,877	$ 2,602	$ 2,477

Business Segment Information	2012	2011	2010
Net sales			
Electrical Americas	$ 4,517	$ 4,192	$ 3,675
Electrical Rest of World	2,731	2,984	2,748
Cooper	470	-	-
Hydraulics	2,960	2,835	2,212
Aerospace	1,719	1,648	1,536
Truck	2,309	2,644	1,997
Automotive	1,605	1,746	1,547
Total net sales	$ 16,311	$ 16,049	$ 13,715
Segment operating profit			
Electrical Americas	$ 749	$ 605	$ 529
Electrical Rest of World	249	278	264
Cooper	66	-	-
Hydraulics	369	438	279
Aerospace	213	244	220
Truck	420	486	245
Automotive	150	209	163
Total segment operating profit	2,216	2,260	1,700
Corporate			
Amortization of intangible assets	(195)	(190)	(181)
Interest expense-net	(208)	(118)	(136)
Pension and other postretirement benefits expense	(162)	(142)	(120)
Inventory step-up adjustment	(42)	(5)	-
Other corporate expense-net	(358)	(252)	(227)
Income before income taxes	1,251	1,553	1,036
Income tax expense	31	201	99
Net income	1,220	1,352	937
Less net income for noncontrolling interests	(3)	(2)	(8)
Net income attributable to Eaton ordinary shareholders	$ 1,217	$ 1,350	$ 929

Business segment operating profit was reduced by acquisition integration charges as follows:

	2012	2011	2010
Electrical Americas	$ 7	$ 8	$ 2
Electrical Rest of World	8	2	33
Cooper	2	-	-
Hydraulics	16	4	1
Aerospace	-	-	4
Total	$ 33	$ 14	$ 40

Corporate acquisition integration charges, primarily related to the acquisition of Cooper, totaled $11 in 2012 and are included above in Other corporate expense-net. Acquisition-related transaction costs, such as investment banking, legal and other professional fees, are included above in Interest expense-net and Other corporate expense-net. In 2012, these charges totaled $178 and were related primarily to the acquisition of Cooper. There were no significant Corporate acquisition-related transaction costs in 2011 or 2010. See Note 3 for additional information about acquisition integration charges and transaction costs.

Business Segment Information	2012	2011	2010
Identifiable assets			
Electrical Americas	$ 1,480	$ 1,364	$ 1,272
Electrical Rest of World	1,531	1,531	1,630
Cooper	2,867	-	-
Hydraulics	1,427	1,265	1,080
Aerospace	806	754	726
Truck	819	920	866
Automotive	879	863	904
Total identifiable assets	9,809	6,697	6,478
Goodwill	14,396	5,537	5,454
Other intangible assets	6,779	2,192	2,272
Corporate	4,864	3,447	3,048
Total assets	$ 35,848	$ 17,873	$ 17,252
Capital expenditures for property, plant and equipment			
Electrical Americas	$ 87	$ 65	$ 59
Electrical Rest of World	51	52	49
Cooper	17	-	-
Hydraulics	60	70	45
Aerospace	27	21	21
Truck	69	80	59
Automotive	79	92	61
Total	390	380	294
Corporate	203	188	100
Total expenditures for property, plant and equipment	$ 593	$ 568	$ 394
Depreciation of property, plant and equipment			
Electrical Americas	$ 54	$ 53	$ 55
Electrical Rest of World	55	58	56
Cooper	11	-	-
Hydraulics	61	54	52
Aerospace	26	26	25
Truck	66	74	76
Automotive	70	73	77
Total	343	338	341
Corporate	38	29	28
Total depreciation of property, plant and equipment	$ 381	$ 367	$ 369

Management's Discussion and Analysis of Financial Condition and Results of Operations

Amounts are in millions of dollars or shares unless indicated otherwise (per share data assume dilution).

Company Overview

Eaton Corporation plc (Eaton or Company) was incorporated under the laws of Ireland on May 10, 2012, and became the successor registrant to Eaton Corporation on November 30, 2012, in connection with the consummation of the acquisition of Cooper Industries plc (Cooper), which is further described below. Eaton is a diversified power management company providing energy-efficient solutions that help its customers effectively manage electrical, hydraulic and mechanical power. With 2012 net sales of $16.3 billion, the Company is a global technology leader in electrical products, systems and services for power quality, distribution and control, power transmission, lighting and wiring products; hydraulics components, systems and services for industrial and mobile equipment; aerospace fuel, hydraulics and pneumatic systems for commercial and military use; and truck and automotive drivetrain and powertrain systems for performance, fuel economy and safety. Eaton has approximately 103,000 employees in over 50 countries and sells products to customers in 175 countries.

On November 30, 2012, Eaton Corporation acquired Cooper for a purchase price of $13,192. The total purchase price is comprised of cash totaling $6,543 and Eaton share consideration valued at $6,649. Cooper is a diversified global manufacturer of electrical products and systems, with brands including Bussmann electrical and electronic fuses; Crouse-Hinds and CEAG explosion-proof electrical equipment; Halo and Metalux lighting fixtures; and Kyle and McGraw-Edison power systems products. Cooper had annual sales of $5,409 for 2011. Eaton's Consolidated Financial Statements include Cooper's results of operations from November 30, 2012 through December 31, 2012. Net sales and segment operating profit attributable to Cooper during this period and included in Eaton's Consolidated Financial Statements for the year ended December 31, 2012 total $470 and $66, respectively.

In addition to Cooper, Eaton acquired certain other businesses during 2012. The Consolidated Statements of Income include the results of these other businesses from the dates of the transactions or formation. For additional information related to acquisitions, and a complete list of business acquisitions and joint ventures, see Note 2 to the Consolidated Financial Statements.

Eaton's operating segments are Electrical Americas, Electrical Rest of World, Cooper, Hydraulics, Aerospace, Truck and Automotive. These segments are components of the Company with separate financial information that is evaluated on a regular basis by the chief operating decision maker in determining how to allocate resources. The Cooper results of operations for the period subsequent to acquisition did not have a significant impact on Eaton's consolidated results of operations for 2012. Therefore, Cooper segment information is not presented in the Business Segment Results of Operations in this Management's Discussion and Analysis.

During 2013, as a result of the reorganization of Eaton's businesses, Eaton's reportable segments will be Electrical Products and Electrical Systems and Services (which will include legacy Eaton and Cooper electrical businesses), Hydraulics, Aerospace and Vehicle (which will include truck and automotive drivetrain and powertrain systems businesses).

Summary of Results of Operations

During 2012, Eaton's markets grew more slowly than had been expected at the start of the year as a result largely of economic and political uncertainties in Europe, China and the United States. Due to the continued uncertainty about future growth, among other factors, the Company undertook certain restructuring activities in the fourth quarter of 2012 which resulted in charges totaling $50. Additional information related to restructuring activities is presented in Note 3 of the Notes to the Consolidated Financial Statements.

For 2013, the Company expects growth of 2% to 3% in its end markets. See 2013 Forward-Looking Perspective for Eaton's forward-looking guidance in Management's Discussion and Analysis.

A summary of Eaton's Net sales, Net income attributable to Eaton ordinary shareholders, and Net income per ordinary share-diluted follows:

	2012	2011	2010
Net sales	$16,311	$16,049	$13,715
Net income attributable to Eaton ordinary shareholders	1,217	1,350	929
Net income per ordinary share-diluted	$ 3.46	$ 3.93	$ 2.73

Results of Operations

The following discussion of Consolidated Financial Results and Business Segment Results of Operations includes certain non-GAAP financial measures. These financial measures include operating earnings, operating earnings per ordinary share, and operating profit before acquisition integration charges and transaction costs, each of which excludes amounts that differ from the most directly comparable measure calculated in accordance with U.S. generally accepted accounting principles (GAAP). A reconciliation of each of these financial measures to the most directly comparable GAAP measure is included in the table below and in the discussion of the operating results of each business segment. Management believes that these financial measures are useful to investors because they exclude transactions of an unusual nature, allowing investors to more easily compare Eaton's financial performance period to period. Management uses this information in monitoring and evaluating the on-going performance of Eaton and each business segment. For additional information regarding acquisition integration charges and transaction costs, see Note 3 to the Consolidated Financial Statements.

Consolidated Financial Results

	2012	Change from 2011	2011	Change from 2010	2010
Net sales	$16,311	2%	$16,049	17%	$13,715
Gross profit	4,863	2%	4,788	17%	4,082
Percent of net sales	29.8%		29.8%		29.8%
Income before income taxes	1,251	(19)%	1,553	50%	1,036
Net income	1,220	(10)%	1,352	44%	937
Less net income for noncontrolling interests	(3)		(2)		(8)
Net income attributable to Eaton ordinary shareholders	1,217	(10)%	1,350	45%	929
Excluding acquisition integration charges and transaction costs (after-tax)	167		10		27
Operating earnings	$ 1,384	2%	$ 1,360	42%	$ 956
Net income per ordinary share - diluted	$ 3.46	(12)%	$ 3.93	44%	$ 2.73
Excluding per share impact of acquisition integration charges and transaction costs (after-tax)	0.48		0.03		0.08
Operating earnings per ordinary share	$ 3.94	(1)%	$ 3.96	41%	$ 2.81

Net Sales

Net sales in 2012 increased by 2% compared to 2011 due to an increase of 5% from acquisitions of businesses, partially offset by a decrease of 3% from the impact of currency exchange. Core sales growth was flat in 2012 compared to 2011 due to flat market growth. Net sales in 2011 increased by 17% compared to 2010 due to an increase of 13% in core sales, an increase of 2% from the positive impact of currency exchange, and an increase of 2% from acquisitions of businesses. Core sales growth was driven by increased demand in end markets in 2011 compared to 2010.

Gross Profit

Gross profit increased by 2% in 2012 and by 17% in 2011 when compared to 2011 and 2010, respectively. Gross profit grew in line with the higher sales volumes and certain changes to the Company's cost structure implemented in 2009 and 2010. Gross profit growth during 2012 was constrained by the flat core sales growth, as noted above. Eaton has maintained gross profit margins at 29.8% for all periods presented.

Income Taxes

The effective income tax rate for 2012 was 2.5% compared to 12.9% for 2011 and 9.5% for 2010. The lower effective tax rate for 2012, compared to 2011, was primarily attributable to realization of a significant international tax benefit from actions taken after the acquisition of Cooper, enhanced foreign tax credit utilization, lower tax provisions in several international locations associated with restructuring actions, and greater levels of income in lower tax jurisdictions. The higher effective tax rate for 2011 and 2010 was primarily attributable to greater levels of income in high tax jurisdictions, particularly in the United States and Brazil, due to continued improvements in market conditions. For additional information on income taxes, see Note 8 to the Consolidated Financial Statements.

Net Income

Net income attributable to Eaton ordinary shareholders of $1,217 in 2012 decreased 10% compared to Net income attributable to Eaton ordinary shareholders of $1,350 in 2011, and Net income per ordinary share of $3.46 in 2012 decreased 12% from Net income per ordinary share of $3.93 in 2011. The decrease was primarily due to transaction costs incurred associated with the acquisition of Cooper and restructuring charges recognized in the fourth quarter of 2012 to address soft economic conditions and improve the efficiency of the Company's businesses. Partially offsetting these costs were certain favorable tax benefits and factors as noted above. Net income attributable to Eaton ordinary shareholders of $1,350 in 2011 increased 45% compared to Net income attributable to Eaton ordinary shareholders of $929 in 2010 and Net income per ordinary share of $3.93 in 2011 increased 44% over Net income per ordinary share of $2.73 in 2010. The increases were primarily due to higher sales and the factors noted above that affected gross profit. For additional information related to transaction costs and restructuring charges, see Note 3 to the Consolidated Financial Statements.

Business Segment Results of Operations

The following is a discussion of Net sales, operating profit and operating profit margin by business segment which includes a discussion of operating profit and operating profit margin before acquisition integration charges. For additional information related to integration charges see Note 3 to the Consolidated Financial Statements. For additional information related to acquired businesses see Note 2 to the Consolidated Financial Statements.

Electrical Americas

	2012	Change from 2011	2011	Change from 2010	2010
Net sales	$4,517	8%	$4,192	14%	$3,675
Operating profit	749	24%	605	14%	529
Operating margin	16.6%		14.4%		14.4%
Acquisition integration charges	$ 7		$ 8		$ 2
Before acquisition integration charges					
Operating profit	$ 756	23%	$ 613	15%	$ 531
Operating margin	16.7%		14.6%		14.4%

Net sales increased 8% in 2012 compared to 2011 due to an increase of 7% in core sales and an increase of 2% from the acquisition of businesses, partially offset by a decrease of 1% from the impact of currency exchange. The increase in net sales in 2012 was due to continued growth in markets served by the Electrical Americas segment, with particularly strong growth in residential and non-residential construction markets. Net sales increased 14% in 2011 compared to 2010 due to an increase of 11% in core sales, an increase of 2% from the acquisition of businesses, and an increase of 1% from the favorable impact of currency exchange. The increase in net sales in 2011 was due to strong growth particularly in industrial controls and nonresidential electrical markets.

Operating profit before acquisition integration charges in 2012 increased 23% compared to 2011. Operating margin before acquisition integration charges increased 2.1 percentage points from 14.6% in 2011 to 16.7% in 2012. The increase in operating margin in 2012 was primarily due to benefits from higher sales volumes, lower commodity costs, and commodity hedge contract losses in 2011 that did not repeat in 2012. Operating profit before acquisition integration charges in 2011 increased 15% compared to 2010. Operating margin before acquisition integration charges increased 0.2 percentage points from 14.4% in 2010 to 14.6% in 2011. The increase in operating margin in 2011 was largely due to higher net sales volumes as noted above, partially offset by higher raw materials and commodity costs, including losses associated with commodity hedge contracts due to significant declines in metal prices in 2011.

Electrical Rest of World

	2012	Change from 2011	2011	Change from 2010	2010
Net sales	$2,731	(8)%	$2,984	9%	$2,748
Operating profit	249	(10)%	278	5%	264
Operating margin	9.1%		9.3%		9.6%
Acquisition integration charges	$ 8		$ 2		$ 33
Before acquisition integration charges					
Operating profit	$ 257	(8)%	$ 280	(6)%	$ 297
Operating margin	9.4%		9.4%		10.8%

Net sales decreased 8% in 2012 compared to 2011 due to a decrease in core sales of 5% and a decrease of 4% from the impact of currency exchange, partially offset by an increase of 1% from the acquisition of businesses. The decrease in net sales in 2012 reflects lower sales volumes from the continued weakness in Europe and China. Net sales increased 9% in 2011 compared to 2010 due to an increase of 6% from the favorable impact of currency exchange, an increase of 2% from the acquisition of businesses, and an increase in core sales of 1%. Sales growth in 2011 was negatively impacted by economic volatility in Europe and restrictions on credit availability in China.

Operating profit before acquisition integration charges in 2012 decreased 8% compared to 2011. Operating margin before acquisition integration charges remained flat at 9.4% in 2012 and 2011. The operating margin in 2012 was positively impacted by lower commodity costs, offset by lower sales volumes from the continued weakness in Europe and China, as described above, and restructuring activities taken during the fourth quarter of 2012 in response to this continued weakness. Operating profit before acquisition integration charges in 2011 decreased 6% compared to 2010. Operating margin before acquisition integration charges decreased 1.4 percentage points from 10.8% in 2010 to 9.4% in 2011. The decrease in operating margin in 2011 was primarily due to a decline in the residential solar market, higher raw material and commodity costs, and losses associated with commodity hedge contracts due to significant declines in metal prices in 2011.

Hydraulics

	2012	Change from 2011	2011	Change from 2010	2010
Net sales	$2,960	4%	$2,835	28%	$2,212
Operating profit	369	(16)%	438	57%	279
Operating margin	12.5%		15.4%		12.6%
Acquisition integration charges	$ 16		$ 4		$ 1
Before acquisition integration charges					
Operating profit	$ 385	(13)%	$ 442	58%	$ 280
Operating margin	13.0%		15.6%		12.7%

Net sales in 2012 increased 4% compared to 2011 due to an increase of 9% from the acquisition of businesses, partially offset by a decrease in core sales of 3% and a decrease of 2% from the impact of currency exchange. Global hydraulics markets in 2012 were negatively impacted by a slowdown in capital expenditures, particularly in the U.S. and China construction equipment industries, as economic uncertainties in both countries caused postponement of certain customer purchases. Net sales in 2011 increased 28% compared to 2010 due to higher core sales of 20%, an increase of 5% from the acquisition of businesses, and an increase of 3% from the favorable impact of currency exchange. The increase in core sales in 2011 was driven primarily by global hydraulics markets, which grew particularly rapidly in the United States.

Operating profit before acquisition integration charges in 2012 decreased 13% compared to 2011. Operating margin before acquisition integration charges decreased 2.6 percentage points from 15.6% in 2011 to 13.0% in 2012. The decrease in operating margin in 2012 was primarily due to lower sales volumes resulting from a decrease in core sales of 3%, as noted above, and restructuring actions taken during the fourth quarter of 2012 in response to continued weakness in hydraulics markets, particularly in Europe. Operating profit before acquisition integration charges in 2011 increased 58% compared to 2010. Operating margin before acquisition integration charges increased 2.9 percentage points from 12.7% in 2010 to 15.6% in 2011. The change in operating margin in 2011 was primarily due to the same respective factors impacting net sales, as noted above.

Aerospace

	2012	Change from 2011	2011	Change from 2010	2010
Net sales	$1,719	4%	$1,648	7%	$1,536
Operating profit	213	(13)%	244	11%	220
Operating margin	12.4%		14.8%		14.3%
Acquisition integration charges	$ -		$ -		$ 4
Before acquisition integration charges					
Operating profit	$ 213	(13)%	$ 244	9%	$ 224
Operating margin	12.4%		14.8%		14.6%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net sales in 2012 increased 4% compared to 2011 due to an increase in core sales of 5%, partially offset by a decrease of 1% from the impact of currency exchange. The increase in net sales in 2012 reflects continued strength in the commercial OEM market, partially offset by decreased demand in the military OEM market. Net sales in 2011 increased 7% compared to 2010 due to higher core sales of 6% and an increase of 1% from the favorable impact of currency exchange. Growth in 2011 was primarily driven by higher customer demand in the commercial OEM and aftermarket.

Operating profit in 2012 decreased 13% compared to 2011. Operating margin decreased 2.4 percentage points from 14.8% in 2011 to 12.4% in 2012. The decrease in operating margin in 2012 was primarily due to a shift in product mix to a higher percent of lower-margin commercial OEM business and the impact of restructuring actions taken during the fourth quarter of 2012 to improve the efficiency of the business. Operating profit before acquisition integration charges in 2011 increased 9% compared to 2010. Operating margin before acquisition integration charges increased 0.2 percentage points from 14.6% in 2010 to 14.8% in 2011. The increase in operating margin in 2011 was primarily due to higher sales volumes and growth in the commercial markets noted above, partially offset by increased expenses stemming from changes in scope, program delays, and execution of new customer programs during the first half of 2011.

Truck

	2012	Change from 2011	2011	Change from 2010	2010
Net sales	$ 2,309	(13)%	$ 2,644	32%	$ 1,997
Operating profit	420	(14)%	486	98%	245
Operating margin	18.2%		18.4%		12.3%

Net sales decreased 13% in 2012 compared to 2011 due to a decrease in core sales of 7% and a decrease of 6% from the impact of currency exchange. The decrease in core sales in 2012 was primarily due to lower sales volumes in the NAFTA Class 8 market related to the uncertain economic outlook in the U.S., as well as lower sales in the Brazil truck and bus markets. Net sales increased 32% in 2011 compared to 2010 due to an increase in core sales of 29% and an increase of 3% from the favorable impact of currency exchange. The increase in core sales in 2011 reflects the rebound in global end markets from 2010 and, in particular, strong growth in the NAFTA Class 8 truck market.

Operating profit in 2012 decreased 14% compared to 2011. Operating margin was relatively flat, decreasing only 0.2 percentage points from 18.4% in 2011 to 18.2% in 2012. Operating margin in 2012 was impacted by the factors noted above and certain restructuring activities taken during the fourth quarter of 2012 in response to weaker markets. Operating profit in 2011 increased 98% compared to 2010. Operating margin increased 6.1 percentage points from 12.3% in 2010 to 18.4% in 2011. The increase in operating margin in 2011 was primarily due to higher sales volumes and the resulting manufacturing efficiencies.

Automotive

	2012	Change from 2011	2011	Change from 2010	2010
Net sales	$ 1,605	(8)%	$ 1,746	13%	$ 1,547
Operating profit	150	(28)%	209	28%	163
Operating margin	9.3%		12.0%		10.5%

Net sales decreased 8% in 2012 compared to 2011 due to a decrease of 4% from the impact of currency exchange, a 3% decrease related to a business divestiture in 2011, and a decrease in core sales of 1%. The decrease in core sales in 2012 is primarily due to lower sales volumes from continued weakness in Europe. Net sales increased 13% in 2011 compared to 2010 due to an increase in core sales of 12% and an increase of 2% from the favorable impact of currency exchange, offset by a 1% decrease related to a business divestiture. The increase in core sales in 2011 is due to the rebound in global automotive markets from 2010.

Operating profit in 2012 decreased 28% compared to 2011. Operating margin decreased 2.7 percentage points from 12.0% in 2011 to 9.3% in 2012. The decrease in operating margin in 2012 was primarily due to the continued sales weakness in Europe and the related restructuring actions taken during the fourth quarter of 2012. The Company also incurred additional start-up costs associated with a new facility in China in 2012. Operating profit in 2011 increased 28% compared to 2010. Operating margin increased 1.5 percentage points from 10.5% in 2010 to 12.0% in 2011. The increase in operating margin in 2011 was primarily due to higher sales volumes.

Corporate Expense

	2012	Change from 2011	2011	Change from 2010	2010
Amortization of intangible assets	$ 195	3%	$ 190	5%	$ 181
Interest expense-net	208	76%	118	(13)%	136
Pension and other postretirement benefits expense	162	14%	142	18%	120
Inventory step-up adjustment	42	NM	5	NM	-
Other corporate expense-net	358	42%	252	11%	227
Total corporate expense	$ 965	36%	$ 707	6%	$ 664

Total Corporate expense increased 36% in 2012 to $965 from $707 in 2011 due to a 42% increase in Other corporate expense-net primarily related to transaction and other costs associated with the acquisition of Cooper, a 76% increase in Interest expense-net primarily related to financing activities associated with the acquisition of Cooper, and a 14% increase in Pension and other postretirement benefits expense primarily related to changes in the discount rate. The inventory step-up adjustment of $42 in 2012 is related to purchase price accounting adjustments associated with the acquisition of Cooper. Total Corporate expense increased 6% in 2011 to $707 from $664 in 2010 due to an 18% increase in Pension and other postretirement benefits expense primarily related to changes in the discount rate and asset return assumptions, an 11% increase in Other corporate expense-net due to an adjustment to the LIFO reserve and higher general corporate expense as Eaton continued to add resources to support its growth, and a 5% increase in Amortization of intangible assets resulting from acquisitions of businesses.

2013 Forward-Looking Perspective

As of early February, Eaton anticipates that its end markets for 2013 will grow 2% to 3%. Eaton anticipates that core sales in 2013 will grow by approximately $900 compared to 2012. The incremental sales in 2013 from recent acquisitions of businesses are expected to total $6 billion. Overall, Eaton anticipates its Net sales in 2013 will grow by 42% compared to 2012. End market growth by segment in 2013 is expected to be as follows:

- Electrical Products: 3%
- Electrical Systems and Services: 4%
- Hydraulics: (4)%
- Aerospace: 2%
- Vehicle: 2%

Liquidity, Capital Resources and Changes in Financial Condition

Financial Condition and Liquidity

Eaton's objective is to finance its business through operating cash flow and an appropriate mix of equity and long-term and short-term debt. By diversifying its debt maturity structure, Eaton reduces liquidity risk. The Company maintains access to the commercial paper markets through revolving credit facilities. During June 2012 the Company refinanced a $500, three-year revolving credit facility and a $500, five-year revolving credit facility with a $750, three-year revolving credit facility that expires in 2015 and a $750, five-year revolving credit facility that expires in 2017, respectively. The Company also maintains a $500 revolving credit facility that expires in 2016. The 2012 refinancings increased long-term revolving credit facilities to $2,000 from $1,500. These facilities support Eaton's commercial paper borrowings. There were no borrowings outstanding under these revolving credit facilities at December 31, 2012. Eaton's non-United States operations also had available short-term lines of credit of approximately $2,099 at December 31, 2012. Over the course of a year, cash, short-term investments and short-term debt may fluctuate in order to manage global liquidity. Eaton believes it has the operating flexibility, cash flow, cash and short-term investment balances, and access to capital markets in excess of the liquidity necessary to meet future operating needs of the business as well as scheduled payments of long-term debt.

During June 2012 the Company received proceeds totaling $600 from the private issuance of notes and during November 2012 Eaton received proceeds totaling $6,522 to finance the cash portion of the acquisition of Cooper. Financing activities related to acquiring Cooper were comprised of the issuance of senior notes totaling $4,900 and borrowing $1,669 on a $6.75 billion capacity bridge facility. At December 31, 2012, $669 remained outstanding on the bridge facility borrowing and on February 1, 2013, Eaton repaid the outstanding balance. On November 30, 2012 and January 8, 2013, Eaton Corporation and Cooper, respectively, each issued guarantees on all material outstanding debt of the other.

For additional information on financing transactions and debt, see Note 5 to the Consolidated Financial Statements.

Eaton's credit facilities and indentures governing certain long-term debt contain various covenants, the violation of which would limit or preclude the use of the credit facilities for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At Eaton's present credit rating level, the most restrictive financial covenant provides that the ratio of secured debt (or lease payments due under a sale and leaseback transaction) to adjusted consolidated net worth (or consolidated net tangible assets, in each case as defined in the relevant credit agreement or indenture) may not exceed 10%. In each case, the ratio was substantially below the required threshold. In addition, Eaton is in compliance with each of its debt covenants for all periods presented.

Undistributed Assets of Non-U.S. Subsidiaries

At December 31, 2012, approximately 84% of the Company's consolidated cash and short-term investments resided in non-U.S. locations. These funds are considered permanently reinvested to be used to expand operations either organically or through acquisitions outside the U.S. The largest growth areas that are expected to require capital are in developing markets. The Company's U.S. operations generate cash flow sufficient to satisfy U.S. operating requirements and service its debt. The Company does not intend to repatriate any significant amounts of cash to the U.S. in the foreseeable future.

Changes in Financial Position

During 2012, Eaton's net assets increased $7,617 to $15,086 at December 31, 2012 from $7,469 at December 31, 2011 primarily due to the acquisition of Cooper which had a substantial impact on Eaton's Consolidated Balance Sheet. Increases in Goodwill, Other intangible assets and Net property, plant and equipment totaling $8,859, $4,587 and $1,275, respectively, were the primary factors driving higher net assets in 2012. These increases were partially offset by higher obligations primarily associated with higher debt levels and deferred tax liabilities, both of which were also due to the acquisition of Cooper. Long-term debt levels increased $6,396 to $9,762 at December 31, 2012 from $3,366 at December 31, 2011 due to the financing activities noted above and long-term debt totaling $1,100 assumed by Eaton in the acquisition of Cooper. Additionally, deferred tax liabilities increased $1,582 to $2,024 at December 31, 2012 from $442 at December 31, 2011 primarily associated with the deferred tax impacts of purchase price accounting adjustments made to Cooper's opening balance sheet. For additional information related to the acquisition of Cooper, see Note 2 to the Consolidated Financial Statements.

Sources and Uses of Cash Flow

Operating Cash Flow

Net cash provided by operating activities was $1,664 in 2012, an increase of $416 compared to $1,248 in 2011. Operating cash flows in 2012 were primarily impacted by lower working capital requirements compared to 2011 and the absence of contributions to other postretirement benefits plans totaling $154 that were made in 2011, partially offset by lower net income in 2012.

Net cash provided by operating activities was $1,248 in 2011, a decrease of $34 compared to $1,282 in 2010. Operating cash flows in 2011 were primarily impacted by higher net income in 2011, which was more than offset by increased contributions to defined benefits plans, particularly contributions of $154 to other postretirement benefits plans that were not contributed in 2010, and higher working capital requirements compared to 2010.

Investing Cash Flow

Net cash used in investing activities was $6,972 in 2012, an increase of $6,172 compared to $800 in 2011. The increase in 2012 was principally due to usage of $6,936 related to the acquisitions of businesses, the largest of which was Cooper, partially offset by cash proceeds of $603 from the sale of short-term investments compared to sales of $103 in 2011. Capital expenditures were $593 in 2012 compared to $568 in 2011. Eaton expects approximately $700 in capital expenditures in 2013.

Net cash used in investing activities decreased $212 to $800 in 2011 as compared to $1,012 in 2010. The decrease was principally due to cash proceeds of $103 from the sale of short-term investments compared to purchases of $392 in 2010, partially offset by higher capital expenditures in 2011, both of which were related to higher liquidity requirements as the Company returned to growth from the depressed levels of 2009. Investing cash flow usage included $325 related to the acquisitions of businesses, the largest of which were Internormen Technology Group, E. Begerow GmbH & Co. KG, and ACTOM Low Voltage.

For additional information on business acquisitions see to Note 2 to the Consolidated Financial Statements.

Financing Cash Flow

Net cash provided by financing activities was $5,480 in 2012, an increase of $5,861 compared to a use of cash of $381 in 2011. Substantially all of the increase in 2012 was due to proceeds totaling $7,156 from the issuance of $4,900 senior notes, a $1,669 borrowing on the $6.75 billion capacity bridge facility, and the private issuance of $600 notes, which are more fully described above. Offsetting these increases were repayments on the bridge facility totaling $1,000 and cash dividends paid totaling $512.

Net cash used in financing activities was $381 in 2011, an increase of $120 compared to a use of cash of $261 in 2010. The increase was primarily due to share repurchases of $343 in 2011 and an increase of $99 in cash dividends paid in 2011 to Eaton ordinary shareholders, partially offset by proceeds received from a $300 debt issuance completed by Eaton during 2011. Higher cash dividends paid was due to an increase in the quarterly cash dividend paid per ordinary share from $1.08 to $1.36 per share, which was announced during the first quarter of 2011.

Net-Debt-to-Capital Ratio

The net-debt-to-capital ratio was 39.2% at December 31, 2012 compared to 26.5% at December 31, 2011. The increase reflected the combined effect during 2012 of the $7,060 increase in total debt and the $7,617 increase in Eaton shareholders' equity, all of which are primarily related to the acquisition of Cooper.

Credit Ratings

Eaton's debt has been assigned the following credit ratings:

Credit Rating Agency (long- /short-term rating)	Rating	Outlook
Standard & Poor's	A-/A-2	Negative outlook
Moody's	Baa1/P-2	Negative outlook
Fitch	BBB+/F2	Negative outlook

Defined Benefits Plans

Pension Plans

During 2012, the fair value of plan assets in the Company's employee pension plans increased $1,202 to $3,855 at December 31, 2012. The increase in plan assets was primarily due to better than expected return on assets, contributions in excess of benefit payments and the acquisition of Cooper. At December 31, 2012, the net unfunded position of $1,968 in pension liabilities consisted of $1,016 in the U.S. qualified pension plans, $883 in plans that have no minimum funding requirements and $140 in all other plans that require minimum funding, partially offset by $71 in plans that are overfunded.

Funding requirements are a major consideration in making contributions to Eaton's pension plans. With respect to the Company's pension plans worldwide, the Company intends to contribute annually not less than the minimum required by applicable law and regulations. In 2012, $413 was contributed to the pension plans. The Company contributed $176 to the U.S. Qualified Pension Plan in early 2013 and anticipates making an additional $127 of contributions to certain other pension plans during 2013. The funded status of the Company's pension plans at the end of 2013, and future contributions, will depend primarily on the actual return on assets during the year and the discount rate used to calculate certain benefits at the end of the year. Depending on these factors, and the resulting funded status of the pension plans, the level of future contributions could be materially higher or lower than in 2012.

Off-Balance Sheet Arrangements

Eaton does not have off-balance sheet arrangements or financings with unconsolidated entities or other persons. In the ordinary course of business, the Company leases certain real properties and equipment, as described in Note 7 to the Consolidated Financial Statements.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States requires management to make certain estimates and assumptions that may involve the exercise of significant judgment. For any estimate or assumption used, there may be other reasonable estimates or assumptions that may have been used. However, based on facts and circumstances inherent in developing estimates and assumptions, management believes it is unlikely that applying other such estimates and assumptions would have caused materially different amounts to have been reported. Actual results may differ from these estimates.

Revenue Recognition

Sales of products are recognized when a sales agreement is in place, products have been shipped to unaffiliated customers and title has transferred in accordance with shipping terms, the selling price is fixed and determinable and collectability is reasonably assured, all significant related acts of performance have been completed, and no other significant uncertainties exist. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of products sold. Although the majority of the sales agreements contain standard terms and conditions, there are also agreements that contain multiple elements or non-standard terms and conditions. As a result, judgment is required to determine the appropriate accounting, including whether the deliverables specified in these agreements should be treated as separate units of accounting for sales recognition purposes, and, if so, how the sales price should be allocated among the elements and when to recognize sales for each element. For delivered elements, sales are recognized only when the delivered elements have standalone value, fair values of undelivered elements are known, there are no uncertainties regarding customer acceptance and there are no customer-negotiated refund or return rights affecting the sales recognized for delivered elements. Sales for service contracts are generally recognized as the services are provided.

Eaton records reductions to revenue for customer and distributor incentives, primarily comprised of rebates, at the time of the initial sale. Rebates are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The rebate programs offered vary across businesses due to the numerous markets Eaton serves, but the most common incentives relate to amounts paid or credited to customers for achieving defined volume levels or other objectives.

Impairment of Goodwill and Other Long-Lived Assets

Goodwill and indefinite life intangible assets are evaluated annually for impairment as of July 1 using either a quantitative or qualitative analysis. The Company performs a quantitative analysis using a discounted cash flow model and other valuation techniques, but may elect to perform a qualitative analysis. A qualitative analysis is performed by assessing certain trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative assessment. Additionally, goodwill and indefinite life intangible assets are evaluated for impairment whenever events or circumstances indicate there may be a possible permanent loss of value.

Goodwill is tested for impairment at the reporting unit level, which is equivalent to Eaton's operating segments, and based on the net assets for each segment, including goodwill and intangible assets. Goodwill is assigned to each operating segment, as this represents the lowest level that constitutes a business and for which discrete financial information is available and is the level which management regularly reviews the operating results.

Goodwill impairment testing for 2012 and 2011 was performed by assessing certain qualitative trends and factors, as described above. These trends and factors were compared to, and based on, the assumptions used in the quantitative assessment performed in 2010. For 2012 and 2011, it is more likely than not that the fair value of Eaton's reporting units substantially exceeded the respective carrying amount.

Indefinite life intangible assets primarily consist of trademarks. The fair value of these assets are determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2012 and 2011, the fair value of indefinite lived intangible assets substantially exceeded the respective carrying value.

For additional information about goodwill and other intangible assets, see Note 4 to the Consolidated Financial Statements.

Long-lived assets, goodwill and indefinite life intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that may result in an impairment review include operations reporting losses, a significant adverse change in the use of an asset, the planned disposal or sale of the asset, a significant adverse change in the business climate or legal factors related to the asset, or a significant decrease in the estimated fair value of an asset. Upon indications of impairment, assets and liabilities are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The asset group would be considered impaired when the estimated future net undiscounted cash flows generated by the asset group are less than its carrying value. In instances where the carrying amount of the asset group exceeded the undiscounted cash flows, the fair value of the asset group would be determined and an impairment loss would be recognized based on the amount by which the carrying value of the asset group exceeds its fair value. Determining asset groups and underlying cash flows requires the use of significant judgment.

Recoverability of Deferred Income Tax Assets

Eaton is subject to the income tax laws in the jurisdictions in which it operates. In order to determine the income tax provision for financial statement purposes, Eaton must make significant estimates and judgments about its business operations in these jurisdictions. These estimates and judgments are also used in determining the deferred income tax assets and liabilities that have been recognized for differences between the financial statement and income tax basis of assets and liabilities, and income tax loss carryforwards and income tax credit carryforwards.

Management evaluates the realizability of deferred income tax assets for each jurisdiction in which it operates. If the Company experiences cumulative pretax income in a particular jurisdiction in a three-year period including the current and prior two years, management normally concludes that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if the Company experiences cumulative pretax losses in a particular jurisdiction in a three-year period including the current and prior two years, management then considers a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in a particular country, prudent and feasible tax planning strategies, and estimates of future earnings and taxable income using the same assumptions as the Company's goodwill and other impairment testing. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, management would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, management would establish a valuation allowance. For additional information about income taxes, see Note 8 to the Consolidated Financial Statements.

Pension and Other Postretirement Benefits Plans

The measurement of liabilities related to pension plans and other postretirement benefits plans is based on several assumptions including interest rates, expected return on plan assets, rate of compensation increases, and health care cost trend rates. Actual plan asset performance will either reduce or increase losses included in accumulated other comprehensive loss, which ultimately affects net income.

The discount rate for United States plans was determined by discounting the expected future benefit payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date and solving for the single rate that generated the same benefit obligation. Only corporate bonds with a rating of Aa or higher by either Moody's Investor Services or Standard & Poors were included. Callable bonds and certain other non-comparable bonds were eliminated. Finally, a subset of bonds was selected by grouping the universe of bonds by duration and retaining 50% of the bonds that had the highest yields.

The discount rates for non-United States plans were determined by region and are based on high quality long-term corporate and government bonds. Consideration has been given to the duration of the liabilities in each plan when selecting the bonds to be used in determining the discount rate.

Key assumptions used to calculate pension and other postretirement benefits expense are adjusted at each year-end. A 1-percentage point change in the assumed rate of return on pension plan assets is estimated to have approximately a $38 effect on pension expense. Likewise, a 1-percentage point change in the discount rate is estimated to have approximately a $63 effect on pension expense. A 1-percentage point change in the assumed rate of return on other postretirement benefits assets is estimated to have approximately a $1 effect on other postretirement benefits expense. A 1-percentage point change in the discount rate is estimated to have approximately a $4 effect on expense for other postretirement benefits plans. Additional information related to changes in key assumptions used to recognize expense for other postretirement benefits plans is found in Note 6 to the Consolidated Financial Statements.

Environmental Contingencies

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party under the United States federal Superfund law at a number of disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated the costs of remediation, which will be incurred over a period of years. The Company accrues an amount on an undiscounted basis, consistent with the estimates of these costs, when it is probable that a liability has been incurred. At December 31, 2012 and 2011, $125 and $62 was accrued for these costs.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably possible to exceed the recorded liability by an amount that would have a material effect on its financial position, results of operations or cash flows.

Market Risk Disclosure

On a regular basis, Eaton monitors third-party depository institutions that hold its cash and short-term investments, primarily for safety of principal and secondarily for maximizing yield on those funds. The Company diversifies its cash and short-term investments among counterparties to minimize exposure to any one of these entities. Eaton also monitors the creditworthiness of its customers and suppliers to mitigate any adverse impact.

Eaton uses derivative instruments to manage exposure to volatility in raw material costs, currency and interest rates on certain debt instruments. Derivative financial instruments used by the Company are straightforward and non-leveraged. The counterparties to these instruments are financial institutions with strong credit ratings. Eaton maintains control over the size of positions entered into with any one counterparty and regularly monitors the credit rating of these institutions. See Note 12 to the Consolidated Financial Statements for additional information about hedges and derivative financial instruments.

Eaton's ability to access the commercial paper market, and the related cost of these borrowings, is based on the strength of its credit rating and overall market conditions. The Company has not experienced any material limitations in its ability to access these sources of liquidity. At December 31, 2012, Eaton had $2,000 of long-term revolving credit facilities with banks in support of its commercial paper program. It has no direct borrowings outstanding under these credit facilities. Eaton's non-United States operations also had available short-term lines of credit of approximately $2,099 at December 31, 2012.

Interest rate risk can be measured by calculating the short-term earnings impact that would result from adverse changes in interest rates. This exposure results from short-term debt, which includes commercial paper at a floating interest rate, long-term debt that has been swapped to floating rates, and money market investments that have not been swapped to fixed rates. Based upon the balances of investments and floating rate debt at year end 2012, a 100 basis-point increase in short-term interest rates would have increased the Company's net, pretax interest expense by $15.

Eaton also measures interest rate risk by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on Eaton's best estimate for a hypothetical, 100 basis point decrease in interest rates at December 31, 2012, the market value of the Company's debt and interest rate swap portfolio, in aggregate, would increase by $779.

Currency risk is the risk of economic losses due to adverse changes in exchange rates. The Company mitigates currency risk by funding some investments in certain markets through local currency financings. Non-United States dollar debt was $148 at December 31, 2012. To augment Eaton's non-United States dollar debt portfolio, the Company also enters into forward exchange contracts and currency swaps from time to time to mitigate the risk of economic loss in its investments. At December 31, 2012, the aggregate balance of such contracts was $599. Eaton also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which the Company operates, and regularly enters into forward contracts to mitigate that exposure. In the aggregate, Eaton's portfolio of forward contracts related to such transactions was not material to its Consolidated Financial Statements.

Contractual Obligations

A summary of contractual obligations as of December 31, 2012 follows:

	2013	2014 to 2015	2016 to 2017	After 2017	Total
Long-term debt [1]	$ 314	$ 1,576	$ 1,812	$ 6,084	$9,786
Interest expense related to long-term debt	371	683	607	2,653	4,314
Reduction of interest expense from interest rate swap agreements related to long-term debt	(34)	(54)	(35)	(69)	(192)
Operating leases	174	238	132	85	629
Purchase obligations	849	95	78	86	1,108
Other long-term obligations	309	12	13	74	408
Total	$ 1,983	$ 2,550	$ 2,607	$ 8,913	$16,053

[1] Long-term debt excludes deferred gains and losses on derivatives related to debt, adjustments to fair market value, and premiums and discounts on long-term debentures.

Interest expense related to long-term debt is based on the fixed interest rate, or other applicable interest rate, related to the debt instrument. The reduction of interest expense due to interest rate swap agreements related to long-term debt is based on the difference in the fixed interest rate the Company receives from the swap, compared to the floating interest rate the Company pays on the swap. Purchase obligations are entered into with various vendors in the normal course of business. These amounts include commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders and commitments under ongoing service arrangements. Other long-term obligations principally include anticipated contributions of $303 to pension plans in 2013 and $101 of deferred compensation earned under various plans for which the participants have elected to receive disbursement at a later date.

The table above does not include future expected pension benefit payments or expected other postretirement benefits payments. Information related to the amounts of these future payments is described in Note 6 to the Consolidated Financial Statements. The table above also excludes the liability for unrecognized income tax benefits, since the Company cannot predict with reasonable certainty the timing of cash settlements with the respective taxing authorities. At December 31, 2012, the gross liability for unrecognized income tax benefits totaled $280 and interest and penalties were $34.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning Eaton's full year 2013 sales, the performance in 2013 of its worldwide end markets, and Eaton's 2013 growth in relation to end markets, among other matters. These statements may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside Eaton's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for the Company's business segments; unanticipated downturns in business relationships with customers or their purchases from us; the availability of credit to customers and suppliers; competitive pressures on sales and pricing; increases in the cost of material and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; strikes or other labor unrest; the impact of acquisitions and divestitures; unanticipated difficulties integrating acquisitions; new laws and governmental regulations; interest rate changes; tax rate changes or exposure to additional income tax liability; stock market and currency fluctuations; and unanticipated deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

Quarterly Data (unaudited)

	Quarter ended in 2012				Quarter ended in 2011			
	Dec. 31	**Sept. 30**	**June 30**	**Mar. 31**	Dec. 31	Sept. 30	June 30	Mar. 31
(In millions except for per share data)								
Net sales	$ 4,333	$ 3,950	$ 4,068	$ 3,960	$ 4,033	$ 4,123	$ 4,090	$ 3,803
Gross profit	1,201	1,203	1,253	1,206	1,216	1,223	1,228	1,121
Percent of net sales	27.7%	30.5%	30.8%	30.5%	30.2%	29.7%	30.0%	29.5%
Income before income taxes	88	376	419	368	390	432	396	335
Net income	$ 180	$ 347	$ 382	$ 311	$ 361	$ 367	$ 338	$ 286
Adjustment for net (income) loss for noncontrolling interests	(1)	(2)	-	-	1	(2)	(2)	1
Net income attributable to Eaton ordinary shareholders	$ 179	$ 345	$ 382	$ 311	$ 362	$ 365	$ 336	$ 287
Net income per ordinary share								
Diluted	$ 0.46	$ 1.02	$ 1.12	$ 0.91	$ 1.07	$ 1.07	$ 0.97	$ 0.83
Basic	0.47	1.02	1.13	0.93	1.08	1.07	0.99	0.84
Cash dividends declared per ordinary share	$ -	$ 0.76	$ 0.38	$ 0.38	$ 0.34	$ 0.34	$ 0.34	$ 0.34
Market price per ordinary share								
High	$ 54.75	$ 49.18	$ 50.29	$ 53.06	$ 47.44	$ 53.23	$ 56.42	$ 56.49
Low	44.36	36.38	36.94	44.73	33.09	33.97	45.79	48.57

Earnings per share for the four quarters in a year may not equal full year earnings per share.

Significant non-recurring adjustments included in Income before income taxes are as follows:

	Quarter ended in 2012				Quarter ended in 2011			
	Dec. 31	**Sept. 30**	**June 30**	**Mar. 31**	Dec. 31	Sept. 30	June 30	Mar. 31
(In millions)								
Acquisition integration charges	$ 24	$ 8	$ 9	$ 3	$ 5	$ 4	$ 2	$ 3
Transaction costs	152	19	7	-	-	-	-	-

Ten-Year Consolidated Financial Summary (unaudited)

(In millions except for per share data)	**2012**	2011	2010	2009	2008	2007	2006	2005	2004	2003
Continuing operations										
Net sales	$ 16,311	$ 16,049	$ 13,715	$ 11,873	$ 15,376	$ 13,033	$ 12,232	$ 10,874	$ 9,547	$ 7,796
Income before income taxes	1,251	1,553	1,036	303	1,140	1,055	979	969	756	475
Income after income taxes	$ 1,220	$ 1,352	$ 937	$ 385	$ 1,067	$ 973	$ 907	$ 788	$ 633	$ 368
Income from discontinued operations	-	-	-	-	3	35	53	22	22	30
Net income	1,220	1,352	937	385	1,070	1,008	960	810	655	398
Less net income for noncontrolling interests	(3)	(2)	(8)	(2)	(12)	(14)	(10)	(5)	(7)	(12)
Net income attributable to Eaton ordinary shareholders	$ 1,217	$ 1,350	$ 929	$ 383	$ 1,058	$ 994	$ 950	$ 805	$ 648	$ 386
Net income per ordinary share – diluted										
Continuing operations	$ 3.46	$ 3.93	$ 2.73	$ 1.14	$ 3.25	$ 3.19	$ 2.94	$ 2.54	$ 2.00	$ 1.18
Discontinued operations	-	-	-	-	0.01	0.12	0.17	0.08	0.07	0.10
Total	$ 3.46	$ 3.93	$ 2.73	$ 1.14	$ 3.26	$ 3.31	$ 3.11	$ 2.62	$ 2.07	$ 1.28
Net income per ordinary share – basic										
Continuing operations	$ 3.54	$ 3.98	$ 2.76	$ 1.16	$ 3.29	$ 3.26	$ 2.99	$ 2.61	$ 2.05	$ 1.20
Discontinued operations	-	-	-	-	0.01	0.12	0.17	0.07	0.07	0.11
Total	$ 3.54	$ 3.98	$ 2.76	$ 1.16	$ 3.30	$ 3.38	$ 3.16	$ 2.68	$ 2.12	$ 1.31
Weighted-average number of ordinary shares outstanding										
Diluted	350.9	342.8	339.5	335.8	324.6	300.6	305.8	308.0	314.2	301.0
Basic	347.8	338.3	335.5	332.7	320.4	294.6	300.4	300.4	306.2	295.8
Cash dividends declared per ordinary share	$ 1.52	$ 1.36	$ 1.08	$ 1.00	$ 1.00	$ 0.86	$ 0.74	$ 0.62	$ 0.54	$ 0.46
Total assets	$ 35,848	$ 17,873	$ 17,252	$ 16,282	$ 16,655	$ 13,430	$ 11,417	$ 10,218	$ 9,075	$ 8,223
Long-term debt	9,762	3,366	3,382	3,349	3,190	2,432	1,774	1,830	1,734	1,651
Total debt	10,833	3,773	3,458	3,467	4,271	3,417	2,586	2,464	1,773	1,953
Eaton shareholders' equity	15,086	7,469	7,362	6,777	6,317	5,172	4,106	3,778	3,606	3,117
Eaton shareholders' equity per ordinary share	$ 32.05	$ 22.34	$ 21.66	$ 20.39	$ 19.14	$ 17.71	$ 14.04	$ 12.72	$ 11.76	$ 10.19
Ordinary shares outstanding	470.7	334.4	339.9	332.3	330.0	292.0	292.6	297.0	306.6	306.0

Directors and Leadership Team

As of March 1, 2013

Directors, Eaton Corporation plc

George S. Barrett[1,3]
Chairman and Chief Executive Officer, Cardinal Health, Columbus, Ohio, a health care services company

Todd M. Bluedorn[2,4]
Chief Executive Officer, Lennox International Inc., Richardson, Texas, a global provider of climate control solutions for heating, air conditioning and refrigeration markets

Christopher M. Connor[2*,4]
Chairman and Chief Executive Officer, The Sherwin-Williams Company, Cleveland, Ohio, a global manufacturer of paint, architectural coatings, industrial finishes and associated supplies

Michael J. Critelli[1,3]
Chief Executive Officer and President, Dossia Services Corporation, San Francisco, California, a personal health management systems company

Alexander M. Cutler[5*]
Chairman, Eaton Corporation plc, Dublin, Ireland, a diversified power management company

Charles E. Golden[1,3*]
Retired. Former Executive Vice President and Chief Financial Officer and Director, Eli Lilly and Company, Indianapolis, Indiana, a pharmaceutical company

Linda A. Hill[2,4]
Professor of Business Administration, Harvard Business School, Cambridge, Massachusetts

Arthur E. Johnson[1,4]
Retired. Former Senior Vice President, Corporate Strategic Development, Lockheed Martin Corporation, Bethesda, Maryland, a manufacturer of advanced technology systems, products and services

Ned C. Lautenbach[2,4*]
Retired. Former Partner, Clayton, Dubilier & Rice Inc., New York, N.Y., a private equity investment firm specializing in management buyouts

Deborah L. McCoy[2,3]
Independent consultant. Former Senior Vice President, Flight Operations, Continental Airlines Inc., Houston, Texas, a commercial airline

Gregory R. Page[1*,4]
Chairman and Chief Executive Officer, Cargill Incorporated, Minneapolis, Minnesota, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services

Gerald B. Smith[1,3]
Chairman and Chief Executive Officer, Smith Graham & Company, Houston, Texas, an investment advisory firm

Board Committees

Each of the non-employee directors serves a four-month term on the Executive Committee. Alexander M. Cutler serves a 12-month term as Committee Chair.

January 1, 2012 through April 25, 2012	**April 26, 2012 through August 31, 2012**	**September 1, 2012 through December 31, 2012**	**January 1, 2013 through April 24, 2013**
C. E. Golden	G. S. Barrett	C. M. Connor	C. E. Golden
D. L. McCoy	T. M. Bluedorn	A. E. Johnson	D. L. McCoy
G. L. Tooker	M. J. Critelli	N. C. Lautenbach	G. R. Page

1 Audit Committee
2 Compensation and Organization Committee
3 Finance Committee
4 Governance Committee
5 Executive Committee
* Denotes Committee Chair

Eaton Global Leadership Team

Alexander M. Cutler
Chief Executive Officer and President

Craig Arnold
Vice Chairman and Chief Operating Officer, Industrial Sector

Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer

Thomas S. Gross
Vice Chairman and Chief Operating Officer, Electrical Sector

Revathi Advaithi
President–Americas Region, Electrical

Frank Campbell
President–Europe, Middle East and Africa Region, Electrical

Kenneth F. Davis
President–Vehicle Group

Ivo Jurek
President–Asia Pacific Region, Electrical

William R. VanArsdale
President–Hydraulics Group

Uday Yadav
President–Aerospace Group

William W. Blausey Jr.
Senior Vice President and Chief Information Officer

Steven M. Boccadoro
Senior Vice President–Sales and Marketing

Cynthia K. Brabander
Executive Vice President and Chief Human Resources Officer

Donald H. Bullock
Senior Vice President–Investor Relations

William B. Doggett
Senior Vice President–Public and Community Affairs

Curtis J. Hutchins
President–Asia Pacific Region, Eaton

Harold V. Jones
Senior Vice President–Environment, Health and Safety

Nanda Kumar
Executive Vice President–Eaton Business System

John J. Matejka
Senior Vice President–Internal Audit

Donald J. McGrath Jr.
Senior Vice President–Communications

Mark M. McGuire
Executive Vice President and General Counsel

Trent Meyerhoefer
Senior Vice President–Treasury

John S. Mitchell
Senior Vice President–Taxes

Thomas E. Moran*
Senior Vice President and Secretary

Barbara F. O'Dell
Senior Vice President–Corporate Quality

Pavan Pattada
Senior Vice President–Supply Chain Management

Ramanath Ramakrishnan
Executive Vice President and Chief Technology Officer

Billie K. Rawot
Senior Vice President and Controller

Deborah R. Severs
Senior Vice President–Global Ethics and Compliance

Yannis P. Tsavalas
President–Europe, Middle East and Africa Region, Eaton

*Officer of Eaton Corporation plc. Other leaders are officers of various Eaton affiliates.

Shareholder Information

Eaton Shareholder Contact Information	Investor Relations, Eaton, 1000 Eaton Boulevard, Cleveland, OH 44122 USA +1 888.328.6647 +1 440.523.5000 www.eaton.com
Annual General Meeting of Shareholders	The company's 2013 annual general meeting of shareholders will be held at 8 a.m. Greenwich Mean Time (8 a.m. in Ireland), on Wednesday, April 24, 2013, at the Westin Dublin, Westmoreland Street, Dublin 2, Ireland. Formal notice of the meeting, a proxy statement and proxy form will be mailed on or about March 15, 2013 to each shareholder of record as of February 25, 2013. Eaton shareholders can register for electronic delivery of the Proxy Statement and Annual Report to Shareholders, as well as online proxy voting, at http://enroll.icsdelivery.com/etn.
Annual Report on Form 10-K and Other Financial Reports	Any shareholder may obtain at no charge a copy of Eaton's Annual Report on Form 10-K for 2012, as filed with the Securities and Exchange Commission, upon written request to the address shown above. The Annual Report on Form 10-K and other public financial reports also are available on Eaton's website at www.eaton.com.
Annual Certifications	The most recent certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2 to Eaton's Annual Report on Form 10-K for 2012. Additionally, Eaton submitted to the New York Stock Exchange its 2012 Chief Executive Officer Certification regarding Eaton's compliance with the corporate governance listing standards of the Exchange.
Quarterly Financial Releases	Eaton's financial results are available approximately three weeks after the end of each quarter. Releases are available on Eaton's website at www.eaton.com. Copies may also be obtained by calling +1 440.523.4254.
Common Shares	Listed for trading: New York Stock Exchange (Ticker Symbol: ETN)
Annual Report to Shareholders	Eaton's 2012 Annual Report to Shareholders is available online at www.eaton.com/annualreport.
Transfer Agent, Registrar, Dividend Disbursement Agent and Dividend Reinvestment Agent	Computershare Shareowner Services First Class/Registered Mail: P.O. Box 43006, Providence, RI 02940-3006 Courier Packages: 250 Royall Street, Canton, MA 02021 Toll-free: +1 888.597.8625 +1 312.588.4141 (outside the U.S.) TDD: +1 800.952.9245 (hearing impaired inside the U.S.) TDD: +1 781.575.4592 (hearing impaired outside the U.S.) Computershare may also be contacted via its website at www.computershare.com/investor.
Dividend Reinvestment and Direct Stock Purchase Plan	A dividend reinvestment plan is available at no charge to shareholders of record of Eaton Ordinary Shares. Through the plan, shareholders of record may buy additional shares by reinvesting their cash dividends or investing additional cash up to $60,000 per year. Also, new investors may buy Eaton shares under this plan. Interested shareholders of record or new investors should contact Computershare, as shown above.
Direct Deposit of Dividends	Shareholders of record may have their dividends directly deposited to their bank accounts. Interested shareholders of record should contact Computershare, as shown above.
Charitable Contributions	A report of Eaton's charitable contributions is available on Eaton's website at www.eaton.com.




PRINTED WITH
SOY INK


FSC

MIX
Paper from responsible sources
FSC® C101537

This publication was printed at an FSC®-certified printer. The FSC Logo identifies products that contain wood from well-managed forests certified in accordance with the rules of the Forest Stewardship Council®. Soy-based inks and elemental chlorine-free, acid-free, recycled and recyclable papers were employed throughout this publication.

Design and Photo Illustrations: Nesnadny + Schwartz, Cleveland + New York + Toronto Principal Copywriting: Frank J. Oswald Chairman's Portrait: Design Photography Inc.

EATON
Powering Business Worldwide

Eaton
Eaton Center
1000 Eaton Boulevard
Cleveland, OH 44122 USA
www.eaton.com

www.eaton.com/SocialBusiness